To Velo3D Shareholders,

2023 was a transformational year for Velo3D as we redefined our strategic priorities to become a more customer focused business. This required a significant shift in our market approach across the entire company as we instituted a number of initiatives including a new value based go to market strategy, increased investment in our customer service organization as well as cost reduction programs to improve our efficiency and position us for sustainable profitability.

Overall, we're pleased with the improvements we've made in the last half of 2023 as a result of these initiatives and strongly believe that we're just beginning to see the benefits of this strategic shift. For the coming year, we've identified four strategic priorities for growth that will enable us to achieve sustainable profitability as we exit 2024.

- **Enhance the quality of newly manufactured Sapphire printers**: Through operational initiatives and product improvements we aim to improve quality and reduce the installation time of new printers. To support this, we have increased our Customer Service and Quality team headcount by approximately 40% to provide on-site support in all major metropolitan areas.
- **Ensure the success of customers in the field:** Our research and development priorities are now focused on customer success and machine throughput to improve system uptime for customers. Since initiating this change in Q3 of last year, we have reduced the resolution time for customer issues by more than 45%.
- **Increase revenue visibly through bookings growth:** From December 2023 to March 2024, our Sales team secured approximately $27 million in new order bookings, with more than 50% of bookings coming from existing customers. This demonstrates that our efforts to improve customer satisfaction are effective and are reinforcing our land-and-expand strategy.
- **Improve margins and cash flow**: We are maintaining our focus on reducing operational expenses to become cash flow positive in the second half of 2024.

These strategic priorities will serve as the foundation for our mid-to-long-term growth plan, enabling us to meet the evolving needs of our customers and drive innovation in the additive manufacturing space.

Since stepping into my role as CEO in December, I have been inspired by the passion and dedication of our team. Together, we have achieved significant milestones and major improvements over a relatively short time, and I firmly believe we're just getting started. I would also like to thank our Founder Benny Buller for his immeasurable contributions to the company. His innovative thinking allowed Velo3D to carve out a leading presence in a competitive market.

And thank you to our shareholders. I am confident that our team will remain focused on our

strategic priorates in 2024 and make this year the most transformational for the company thus far.

Forward-Looking Statements:
This press release includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1996. The company's actual results may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as "expect", "estimate", "project", "budget", "forecast", "anticipate", "intend", "plan", "may", "will", "could", "should", "believes", "predicts", "potential", "continue", and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, statements regarding the company's preliminary, unaudited results presented in this press release as of and for the first quarter ended March 31, 2024, the company's bookings and backlog which may not lead to completed sales, the company's expectations regarding its gross margin for the fourth quarter of 2024, and the company's other expectations, hopes, beliefs, intentions or strategies for the future. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. You should carefully consider the risks and uncertainties described in the "Risk Factors" section of the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the "FY 2023 10-K"), which was filed by the company with the SEC on April 3, 2024 and the other documents filed by the company from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Most of these factors are outside the company's control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the inability of the company to execute its business plan, which may be affected by, among other things, competition, the ability of the company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its key employees; (2) the period over which the company anticipates its existing cash and cash equivalents will be sufficient to fund its operating expenses and capital expenditure requirements and the company's ability to continue as a going concern; (3) the company's ability to service and comply with its indebtedness; (4) the company's ability to satisfy New York Stock Exchange Listing rules; (5) changes in the applicable laws or regulations; (6) the possibility that the company may be adversely affected by other economic, business, and/or competitive factors; (7) the lingering effects of the global COVID-19 pandemic; and (8) other risks and uncertainties indicated from time to time described in the FY 2023 10-K, including those under "Risk Factors" therein, and in the company's other filings with the SEC. The company cautions that the foregoing list of factors is not exclusive and not to place undue reliance upon any forward-looking statements, including projections, which speak only as of the date made. The company does not undertake or accept any obligation to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023
OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number: 001-39757

Velo3D, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**98-1556965**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
2710 Lakeview Court,	**94538**
Fremont, California	
(Address of Principal Executive Offices)	(Zip Code)

(408) 610-3915
Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.00001 per share	VLD	New York Stock Exchange
Warrants to purchase one share of common stock, each at an exercise price of $11.50 per share	VLD WS	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ¨ No x

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ¨ No x

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes x No ¨

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes x No ¨

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No x

The aggregate market value of the voting and non-voting stock held by non-affiliates of the registrant as of June 30, 2023, the last business day of the registrant's most recently completed second fiscal quarter, based on the closing price of $2.16 for the registrant's common stock, as reported on the New York Stock Exchange, was approximately $214.3 million. Shares of common stock beneficially owned by each executive officer, director and holder of more than 10% of the shares of common stock have been excluded in that such persons may be deemed to be affiliates.

As of March 22, 2024, there were 261,704,586 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for its 2024 Annual Meeting of Stockholders, or Proxy Statement, to be filed within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K, are incorporated by reference in Part III. Except with respect to information specifically incorporated by reference in this Annual Report, the Proxy Statement shall not be deemed to be filed as part hereof.

TABLE OF CONTENTS

		Page
Special Note Regarding Forward-Looking Statements		5

PART I

Item 1.	Business	7
Item 1A.	Risk Factors	19
Item 1B.	Unresolved Staff Comments	54
Item 1C.	Cybersecurity	54
Item 2.	Properties	56
Item 3.	Legal Proceedings	56
Item 4.	Mine Safety Disclosures	56

PART II

Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	57
Item 6.	[Reserved]	57
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	57
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	81
Item 8.	Financial Statements and Supplementary Data	82
Item 9.	Changes in and Disagreements With Accountants on Accounting and Financial Disclosure	135
Item 9A.	Controls and Procedures	135
Item 9B.	Other Information	137
Item 9C.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	137

PART III

Item 10.	Directors, Executive Officers and Corporate Governance	138
Item 11.	Executive Compensation	138
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	138
Item 13.	Certain Relationships and Related Transactions, and Director Independence	138
Item 14.	Principal Accountant Fees and Services	138

PART IV

Item 15.	Exhibits and Financial Statement Schedules	139
Item 16.	Form 10-K Summary	142
Signatures		143

Explanatory Note – Certain Defined Terms

Unless otherwise stated in this Annual Report or the context otherwise requires, references to:

"2022 Private Warrant" means the warrant to purchase up to 70,000 shares of common stock issued to Silicon Valley Bank in conjunction with the joinder and fourth loan modification agreement.

"2024 Private Warrants" means the warrants to purchase up to an aggregate of 21,949,079 shares of common stock issued to the holders of the Secured Notes in conjunction with the second note amendment to the Secured Notes.

"Additional Secured Convertible Notes" means up to an additional $35.0 million in aggregate principal amount of our senior secured convertible notes due 2026 we have granted the holders of the Secured Notes the right to purchase so long as the notice to exercise such option is provided no later than the August 14, 2025.

"ATM Offering" mean our "at-the-market" offering of common stock pursuant to the ATM Sales Agreement.

"ATM Sales Agreement" means the sales agreement, dated February 6, 2023, between us and Needham & Company, LLC, as agent.

"Board" or "Board of Directors" means the board of directors of the Company.

"Bylaws" means the amended and restated bylaws of the Company.

"Business Combination Agreement" means that certain Business Combination Agreement, dated as of March 22, 2021, by and among JAWS Spitfire, Merger Sub and Legacy Velo3D, as amended by Amendment #1 to Business Combination Agreement dated as of July 20, 2021.

"Certificate of Incorporation" means the certificate of incorporation of the Company, as amended.

"common stock" means the shares of common stock, par value $0.00001 per share, of the Company.

"Class A ordinary shares" means the Class A ordinary shares, par value $0.0001 per share, of JAWS Spitfire, prior to the Domestication, which automatically converted, on a one-for-one basis, into shares of common stock in connection with the Closing.

"Class B ordinary shares" means the Class B ordinary shares, par value $0.0001 per share, of JAWS Spitfire, prior to the Domestication, which automatically converted, on a one-for-one basis, into shares of common stock in connection with the Closing.

"Closing" means the closing of the Merger.

"Closing Date" means September 29, 2021.

"Code" means the Internal Revenue Code of 1986, as amended.

"Domestication" means the domestication contemplated by the Business Combination Agreement, whereby JAWS Spitfire effected a deregistration and a transfer by way of continuation from the Cayman Islands to the State of Delaware, pursuant to which JAWS Spitfire's jurisdiction of incorporation was changed from the Cayman Islands to the State of Delaware.

"DGCL" means the General Corporation Law of the State of Delaware.

"Earnout Shares" means up to 21,758,148 shares of our common stock issuable pursuant to the Business Combination Agreement to certain Legacy Velo3D equity holders upon the achievement of certain vesting conditions.

"Equity Incentive Plan" means the Velo3D, Inc. 2021 Equity Incentive Plan.

"ESPP" means the Velo3D, Inc. 2021 Employee Stock Purchase Plan.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Founder Shares" means the 8,625,000 shares of our common stock issued to the Sponsor and the other Initial Stockholders in connection with the automatic conversion of the Class B ordinary shares in connection with the Closing.

"GAAP" means United States generally accepted accounting principles.

"Initial Stockholders" means the Sponsor together with Andy Appelbaum, Mark Vallely and Serena J. Williams.

"IPO" means the Company's initial public offering, consummated on December 7, 2020, of 34,500,000 units (including 4,500,000 units that were issued to the underwriters in connection with the exercise in full of their over-allotment option) at $10.00 per unit.

"JAWS Spitfire" refers to JAWS Spitfire Acquisition Corporation, a Cayman Islands exempted company, prior to the Closing.

"JOBS Act" means the Jumpstart Our Business Startups Act of 2012.

"Legacy Velo3D" means Velo3D, Inc., a Delaware corporation (n/k/a Velo3D US, Inc.), prior to the Closing.

"Legacy Velo3D equity holder" means certain former stockholders and equity award holders of Legacy Velo3D.

"Merger" and "Reverse Recapitalization" mean the merger contemplated by the Business Combination Agreement, whereby Merger Sub merged with and into Legacy Velo3D, with Legacy Velo3D surviving the merger as a wholly-owned subsidiary of the Company on the Closing Date.

"Merger Sub" means Spitfire Merger Sub, Inc., a Delaware corporation.

"Notes" means the Secured Notes and the Secured Convertible Notes.

"NYSE" means the New York Stock Exchange.

"PIPE Financing" means the private placement pursuant to which the PIPE Investors collectively subscribed for 15,500,000 shares of our common stock at $10.00 per share, for an aggregate purchase price of $155,000,000, on the Closing.

"PIPE Investors" means certain institutional investors that invested in the PIPE Financing.

"PIPE Shares" means the 15,500,000 shares of our common stock issued in the PIPE Financing.

"placement agent warrants" means the warrants to purchase up to 1,800,000 shares of common stock issued to the placement agent in connection with our Registered Direct Offering.

"private placement warrants" means the 4,450,000 warrants originally issued to the Sponsor in a private placement in connection with our IPO.

"public shares" means the Class A ordinary shares included in the units issued in our IPO.

"public shareholders" means holders of public shares.

"public warrants" means the 8,625,000 warrants included in the units issued in our IPO.

"Registered Direct Offering" means our December 2023 $18,000,000 registered direct offering of 36,000,000 shares of common stock and RDO warrants to purchase 36,000,000 shares of common stock.

"RDO warrants" means the warrants to purchase up to 36,000,000 shares of common stock issued in our Registered Direct Offering.

"Sarbanes-Oxley Act" or "SOX" means the Sarbanes-Oxley Act of 2002.

"SEC" means the United States Securities and Exchange Commission.

"Secured Notes" means our senior secured notes due 2026, as amended, of which we had approximately $36.7 million aggregate principal amount outstanding as of December 31, 2023.

"Secured Convertible Notes" means our senior secured convertible notes due 2026, of which we had none outstanding as of December 31, 2023.

"Securities Act" means the Securities Act of 1933, as amended.

"Sponsor" means Spitfire Sponsor LLC, a Delaware limited liability company.

"Subscription Agreements" means, collectively, those certain subscription agreements, entered into on March 22, 2021, between the Company and the PIPE Investors.

"Trust Account" means the trust account of the Company that held the proceeds from the IPO and a portion of the proceeds from the sale of the private placement warrants.

"Velo3D" refers to Velo3D, Inc., a Delaware corporation (f/k/a JAWS Spitfire Acquisition Corporation, a Cayman Islands exempted company), and its consolidated subsidiaries following the Closing.

"warrants" mean the 2022 Private Warrant, the 2024 Private Warrants, the private placement warrants, the public warrants, the placement agent warrants and the RDO warrants.

In addition, unless otherwise indicated or the context otherwise requires, references in this Annual Report to the "Company," "we," "us," "our," and similar terms refer to Legacy Velo3D prior to the Merger and to Velo3D and its consolidated subsidiaries after giving effect to the Merger.

"Velo", "Velo3D", "Sapphire" and "Intelligent Fusion" are registered trademarks of Velo3D, Inc; and "Without Compromise", "Flow", "Assure" and "Flow Developer" are trademarks of Velo3D, Inc.

MARKET AND INDUSTRY DATA

Information contained in this Annual Report concerning the market and the industry in which we compete, including our market position, general expectations of market opportunity and market size, is based on information from various third-party sources, assumptions made by us based on such sources and our knowledge of the markets for our services and solutions. Any estimates provided herein involve numerous assumptions and limitations, and

you are cautioned not to give undue weight to such information. Third-party sources generally state that the information contained in such source has been obtained from sources believed to be reliable but that there can be no assurance as to the accuracy or completeness of such information. These third party sources include the following reports and publications (the "*Market and Industry Reports*"):

- Investment Casting Market Size, Share & Trends Analysis Report By Application (Aerospace & Defense, Energy Technology), By Region (North America, Europe, APAC, Central & South America, MEA), And Segment Forecasts, 2020 - 2027, October 2020

- Market Research Future, Global Metal Forging Market, February 2021

- Technavio, Metal Machining Market by End-user and Geography 2020 - 2024, 2020

- ResearchAndMarkets.com, Braze Alloys – Global Market Trajectory & Analytics, April 2021

- Additive Manufacturing Research – Quarterly Data Services Report Q2 2023, 6/23/23

- CONTEXT global research – Revenue forecast for laser powder bed fusion market (2020-2027) - Q3 2023 AM / 3D printing report, 9/23/23

The industry in which we operate is subject to a high degree of uncertainty and risk. As a result, the estimates and market and industry information provided in this Annual Report are subject to change based on various factors, including those described in the section entitled "*Risk Factors - Risks Related to Our Business and Industry*" and elsewhere in this Annual Report.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report may constitute "forward-looking statements" for purposes of the federal securities laws. Our forward-looking statements include, but are not limited to, statements regarding our or our management team's expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words "anticipate," "believe," "can," "contemplate," "continue," "could," "estimate," "expect," "forecast," "intend," "may," "might," "plan," "possible," "potential," "predict," "project," "seek," "should," "target," "will," "would" and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this Annual Report may include, for example, statements about:

- our market opportunity;

- the ability to maintain the listing of our common stock and the public warrants on the NYSE, and the potential liquidity and trading of such securities;

- our ability to execute our business plan, which may be affected by, among other things, competition and our ability to grow and manage growth profitably, maintain relationships with customers and retain our key employees;

- changes in applicable laws or regulations;

- the inability to develop and maintain effective internal control over financial reporting;

- our ability to service and comply with our indebtedness;

- our ability to raise financing in the future;

- our success in retaining or recruiting, or changes required in, our officers, key employees or directors;

- the period over which we anticipate our existing cash and cash equivalents will be sufficient to fund our operating expenses and capital expenditure requirements our ability to continue as a going concern;

- the potential for our business development efforts to maximize the potential value of our portfolio;

- regulatory developments in the United States and foreign countries;

- the impact of laws and regulations;

- our expectations regarding our strategic realignment and related initiatives, and our strategic business review process to explore alternatives in order to maximize stockholder value;

- our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;

- our financial performance;

- macroeconomic conditions, including economic downturns or recessions, inflation, interest rate fluctuations, supply chain shortages and any lingering effects of the COVID-19 pandemic on the foregoing; and

- other factors detailed under the section entitled "*Risk Factors*".

The forward-looking statements contained in this Annual Report are based on current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the section entitled "*Risk Factors*". Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Some of these risks and uncertainties may in the future be amplified by the impact of macroeconomic factors and there may be additional risks that we consider immaterial or which are unknown. It is not possible to predict or identify all such risks. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

PART I

Item 1. Business.

Overview

We seek to fulfill the promise of additive manufacturing ("*AM*"), also referred to as three-dimensional printing ("*3D printing*"), to deliver breakthroughs in performance, cost, and lead time in the production of high-value metal parts.

We produce a fully integrated hardware and software solution based on our proprietary laser powder bed fusion ("*L-PBF*") technology, which greatly reduces and often eliminates the need for support structures. Our technology enables the production of highly complex, mission-critical parts that existing AM solutions cannot produce without the need for redesign or additional assembly.

Our Sapphire family of systems (collectively referred to as the "*3D Printers*") give our customers who are in space, aviation, defense, automotive, energy and industrial markets the freedom to design and produce metal parts with complex internal features and geometries that had previously been considered impossible for AM. We believe our technology is years ahead of competitors.


The Sapphire Family of Printers
VELO 3D
Sapphire
Sapphire XC
DIMENSIONS
315mm Ø x 400mm z
ORIGINAL SAPPHIRE
315mm Ø x 1000mm z
SAPPHIRE 1MZ
600mm Ø x 550mm z
SAPPHIRE XC
600mm Ø x 1000mm z
SAPPHIRE XC 1MZ

Our technology is novel compared to other AM technologies based on its ability to deliver high-value metal parts that have complex internal channels, structures, and geometries. This affords a wide breadth of design freedom for creating new metal parts and it enables replication of existing parts without the need to redesign the part to be manufacturable with AM. Because of these features, we believe our technology and product capabilities are highly valued by our customers. Our customers are primarily original equipment manufacturers ("*OEMs*") and contract manufacturers ("*CMs*") who look to AM to solve issues with traditional manufacturing technologies for metal parts. Those traditional manufacturing technologies rely on processes, including casting, stamping and forging, that typically require high volumes to drive competitive costs and have long lead times for production. Our customers look to AM solutions to produce assemblies that are lighter, stronger, and more reliable than those manufactured with traditional technologies. Our customers also expect AM solutions to drive lower costs for low-volume parts and substantially shorter lead times. However, many of our customers have found that legacy AM technologies failed to produce the required designs for the high-value metal parts and assemblies that our customers wanted to produce with AM. As a result, other AM solutions often require that parts be redesigned so that they can be produced and frequently incur performance losses for high-value applications.

In contrast, our technology can deliver complex high value metal parts with the design advantages, lower costs and faster lead times associated with AM, and generally avoids the need to redesign the parts. As a result, our customers have increasingly adopted our technology into their design and production processes. We believe our value is reflected in our sales patterns, as most customers purchase a single machine to validate our technology and purchase additional systems over time as they embed our technology in their product roadmap and manufacturing infrastructure. We consider this approach a "land and expand" strategy, oriented around a demonstration of our value proposition followed by increasing penetration with key customers.

We offer customers a fully integrated solution, which includes the following key components:

- Flow print preparation software conducts a sophisticated analysis of the features of the metal part and specifies a production process that significantly reduces and often eliminates the need for support structures.

- Sapphire metal AM printers produce the part using our proprietary L-PBF technology. Our technology produces metal parts by fusing many thousands of very thin layers of metal powder with a precisely controlled laser beam in a sophisticated software defined sequence (or "recipe") prescribed by our Flow software.

- Assure quality assurance software validates the product made by Sapphire printers to confirm that each layer is made to the specifications required by the original design.

- Intelligent Fusion is the underlying manufacturing process that binds software and hardware together into a complete manufacturing solution that produces repeatable outcomes across different family of Sapphire systems.

Legacy AM technologies often rely on internal supports to prevent deformation of the metal part during the 3D printing process. These supports inhibit the production of parts with complex internal geometries, which are often required in high-performance applications, because there is limited or no access to remove them after production. Our technological advances enable our Sapphire family of systems to print metal parts that significantly reduce and often eliminates the need for internal supports, which enables our customers to produce designs that would otherwise be infeasible to make with conventional AM technology.

We sell our fully integrated hardware and software AM solutions through two types of transaction models: a 3D Printer sale transaction and a recurring payment transaction. Support services are included with a 3D Printer sale transaction and a recurring payment transaction. A subsequent Extended Support Agreement is available for renewal after the initial contract period based on the then-fair value of the service, which is paid for separately.

3D Printer sale transactions fall into two categories: a structured fixed purchase price for the system or a sale and utilization (variable consideration) fee model. In the sale and utilization fee model, customers pay an upfront amount that is less than the full purchase price to purchase the system. This purchase price is supplemented by an hourly usage fee for each hour of system utilization over the life of the system. We make certain estimates in calculating the variable consideration, including the amount of hours, the estimated life of the equipment and the discount rate. Although estimates may be made on a contract-by-contract basis, whenever possible, we use all available information including historical customer usage and collection patterns to estimate variable consideration. Management reassesses the estimated variable consideration quarterly.

Recurring payment transactions are our leased 3D printer transactions. Under the leased 3D printer transaction, the customer typically pays an amount for a lease which entitles the customer to a base number of hours of usage. For usage above that level, the customer typically pays an hourly usage fee. Most of our leases have a 12-month term, though in certain cases the lease term is longer. The variable payments are recognized when the event determining the amount of variable consideration to be paid occurs.

We shipped our first Sapphire XC 1MZ system at the end of 2022, one year after the Sapphire XC launch at the end of 2021, and we shipped our first Sapphire system at the end of 2018. The Sapphire XC 1MZ system has the same functionality of the Sapphire XC, but with a 1000 millimeter (one meter) build height versus the 550 millimeter (0.550 meter) build height of the Sapphire XC system. The Sapphire XC has capacity to make parts that are 400% larger and reduce production costs per part by approximately 65% to 80% when compared to the original Sapphire system. All of our Sapphire systems are manufactured in our 80,000+ square foot manufacturing facility in Fremont, California in the United States.

Strategic Review

In December 2023, we announced that our Board of Directors had commenced a strategic business review process to explore alternatives in order to maximize stockholder value. Potential strategic alternatives to be explored or evaluated may include, but are not limited to, a strategic transaction, potential merger, business combination or sale. There can be no assurance that our strategic review process will result in any transaction or other strategic outcome. We do not expect any impact on our operations or our ability to serve our customers during the review process. We remain committed to driving strategic value for our customers, employees, partners and stockholders.

We do not intend to disclose further developments on this strategic review process unless and until we determine that such disclosure is appropriate or necessary.

Strategy for Growth

The key elements listed below are the foundation for our growth plan to support innovation and our customers' growing demand for additive manufacturing solutions. We remain committed to its "land-and-expand" strategy, whereby satisfied customers continue to purchase Sapphire printers due to the significant capabilities the technology provides to operations, product, and engineering teams.

Focus on uncontested segments of the market

We focus our sales efforts on customers with a need for parts which our proprietary L-PBF technology can produce but which cannot be produced by competitors' AM technology. These include high-performance metal parts with complex internal geometries, including critical components within jet engines, fuel delivery systems and heat exchangers. These parts are fundamentally out of reach for other AM suppliers serving the high-value metal parts segment because their production process requires internal supports for complex internal geometries, which cannot be removed. Likewise, the processes required by traditional metal manufacturing processes (for example, welding of multiple parts into the desired assembly) often result in parts with lower performance, higher cost and/or longer lead times than the parts which our solution can produce. We generally do not compete in the segment of the AM market composed of applications which can be served by the multiple existing competitors in metal AM. Our primary focus

is on those applications where demand for our solution is expected to be the strongest, thus supporting our long-term margins.

Ensuring customer success

We adopt a two-step approach to customer relationships, whereby we first aim to validate our technology with customers before working to more fully integrate our technology into customers' designs and/or production processes. Upon building a strong customer relationship, our sales personnel and engineers collaborate with their customer counterparts to identify how our technology can add the greatest value to the customer's ultimate product. We have found that this helps customers to best understand the potential for the wide breadth of design freedom that our products can deliver, which often leads to customers fully integrating our technology into their processes and making multiple follow-up purchases. This results in economies of scale, as fewer sales and engineering personnel are able to serve a larger number of machines that are concentrated with a smaller number of customers. In addition, by integrating our technology into customer designs, we effectively expand the uncontested market which we believe we are optimally suited to serve. As of March 26, 2024, our sales team has secured approximately $15 million in new order bookings since mid-December 2023, including more than 50% of bookings tied to key strategic accounts, which we believe demonstrates increased customer satisfaction and confidence in our technology.

Accelerate global acquisition of new customers

We plan to increase the number of customer relationships we have globally in the coming years both organically and through distribution partnerships. In recent years, we have demonstrated that our technology can bring tremendous value across a number of use cases in the space, aviation and defense, automotive, energy and industrial segments. We plan to leverage the success from these deployments into sales to a number of new customers by further ramping our sales force in the coming years to drive new customer acquisition. In addition to our U.S. and European sales organization, we have also established relationships with distribution partners in the Asia-Pacific region (Taiyo Nippon Sanso Corporation, and Avaco) and in the U.S. (GoEngineer and HarTech Group) and sales agents in the Middle East to provide greater leverage to our sales team and enable expansion into new markets.

Extend competitive advantage with higher quality and new products

We plan to enhance the quality of newly manufactured Sapphire printers in the future to further extend our technological advantage relative to our competitors. Due to the success of our operational initiatives and product improvements, we have significantly reduced the installation time of Sapphire printers over the last year. Additionally, we have increased headcount of our customer service and quality teams to provide on-site support in all major metropolitan areas. Through reliability improvements, system uptime for key customers has increased and we have reduced the time it takes to resolve customer issues.

Our Competitive Strengths

Disruptive AM platform with the unique ability to produce complex designs

In contrast to other L-PBF technologies, our proprietary L-PBF technology is capable of producing metal parts with complex internal geometries. Manufacturers of high-performance products have looked to AM to improve performance, reduce costs and shorten lead times relative to traditional metal parts manufacturers; however, other AM solutions have been historically limited because they must use internal supports to enable production of the part. Our technology delivers on the promise of AM, allowing customers a wide breadth of freedom to design products with consistently optimal performance characteristics. In addition to greater design freedom, our technology allows customers to consolidate assemblies of multiple metal parts into a single part that delivers a consistently stronger, lighter, better performing part at a lower cost than possible through traditional metal manufacturing techniques, while consistently maintaining the applicable density requirement for industrial metal portions of metallic 3D objects. Finally, our solutions enable the production of high-value, low-volume spare parts on demand, which may result in meaningful reductions to requirements for inventory. These factors create an uncontested segment in the market with customers we are ideally positioned to serve.

Existing relationships with blue chip customers across our target end markets

We have built relationships with blue chip customers across all of our target industries, including space, aviation and defense, automotive, energy and other industrial applications. In addition to our direct OEM customer relationships, we also continue to expand our relationships with our indirect customers who specify our 3D printers for the manufacture of components by CMs that use our 3D printers. While these customers provide no direct revenue, they drive parts volume demand for our CMs and therefore, indirectly, our 3D printer demand. We have built these relationships by demonstrating the value that our differentiated technology can achieve and integrating our solutions into their operations, resulting in repeat sales to multiple customers within a short span of time. Our success in partnering with existing customers has also validated our differentiated technology for other potential customers. We believe that our successes with these efforts provide meaningful proof of our proprietary technology and will enable our strategy of rapid customer acquisition in the coming years.

Fully Integrated turnkey solution that can be easily integrated into customer operations

Our fully integrated metal AM solution can be integrated into customer operations with relative ease, facilitating adoption with new customers, as well as the installation of additional systems with existing customers. We typically dedicate one engineer for several weeks around the time of the installation to educate customers as to how to best use our systems and to identify how our technology can most effectively add value to customer processes. After this point, our customers become largely self-supported, requiring only occasional support from our sales and engineering staff. This enables us to effectively reallocate our engineers and sales force to continue to engage with new potential customers, supporting our efforts to scale our operations rapidly.

Deep moat of intellectual property protections

We have a strong, multi-layered portfolio protecting our intellectual property ("IP") rights, which reinforces our competitive advantage. As of December 31, 2023, we own 60 issued patents of which 40 are issued U.S. patents, and 20 are issued foreign patents. We also have 46 publicly pending patent applications of which 17 are pending U.S. patent applications, 18 are pending foreign patent applications, and 11 are pending Patent Cooperation Treaty patent applications. Our issued patents will expire at different times in the future, with the earliest expiring in 2035 and the latest expiring in 2047. Our currently pending patent applications will generally remain in effect for 20 years from the date of filing of the initial patent application of each. Our eight trademark types worldwide include four registered U.S. trademarks, 40 registered foreign trademarks, two pending U.S. trademark applications, and 13 pending foreign trademark applications. We also have one U.S. registered copyright. Our intellectual property is subject to a first lien security interest held by the holders of our senior secured notes due 2026, as amended (the "*Secured Notes*").

Capital efficient business model

We have an asset-light business model, which will allow us to scale our operations to meet expected customer demand. Our own manufacturing operations are primarily limited to final assembly, testing and shipment. Further, we believe our units are higher value and lower volume relative to other AM solutions providers, which reduces the burden on our supply chain as we expand. Our final assembly process does not require expensive clean rooms but instead occurs within an assembly facility. We believe that this will enable us to rapidly scale our business model to meet customer demand, without the risks associated with other manufacturing models that require heavy capital expenditures to increase production capacity.

Our Product Platforms

Since our founding in 2014, we have focused development on our primary solution, marketed as Sapphire. Sapphire is a fully integrated solution including the Flow design software and Assure quality control software. At the end of 2022, we launched our Sapphire XC 1MZ system, and at the end of 2021, we launched our Sapphire XC system, both of which enable production of larger parts at a lower cost.

Our software is fully integrated into the design, production and quality control platform with our Sapphire family of systems. We maintain legal title of our software systems for products sold under both our 3D printer sale transactions and recurring payment transactions.



Velo3D Fully Integrated Metal AM Solution
Flow™
Print Preparation Software
Sapphire®
Metal AM Family of Printers
Assure™
Quality Validation
UNDERLYING INTELLIGENT FUSION MANUFACTURING PROCESS
Design freedom, agility, repeatability, quality, greater control

Flow

Flow software powers the whole family of Sapphire AM printers. Our systems rely on a similar manufacturing process for all of our printer solutions. Flow is a highly advanced and proprietary software platform, which scans part designs for unique geometrical features. It uses advanced computational algorithms to prescribe specific manufacturing "recipes" and processes specific to the Sapphire production systems, e.g., to ensure that the 3D object is produced with the required specifications.

Sapphire, Sapphire 1MZ, Sapphire XC and Sapphire XC 1MZ

The Sapphire printer system is our first generation production machine. Sapphire uses L-PBF technology and supports a build module of 315 millimeter diameter by 400 millimeter tall, and volume of up to 31 liters.

Sapphire XC is our second generation of printers and started shipping at the end of 2021. The acronym XC stands for "extra capacity" and as compared to Sapphire, has a larger build module of 600 millimeter diameter by 550 millimeter tall, and volume of up to 155 liters. Sapphire XC is based on the same fundamental design of our original Sapphire 3D printers. The Sapphire XC printer system is designed with the intent that all recipes and parts designed for the original Sapphire printers are fully compatible with the Sapphire XC printer systems, as the new system line is designed to carry over processes and metrologies.

The Sapphire 1MZ and Sapphire XC 1MZ printer systems are our newest addition to our Sapphire family of printers line. The Sapphire 1MZ and Sapphire XC 1MZ systems have the same functionality as the Sapphire and Sapphire XC, respectively. However, the 1MZ printers are larger having a 1000 millimeter (one meter) height build

module as compared to the 400 millimeter and 550 millimeter height build module for Sapphire and Sapphire XC, respectively.

Our machines have the ability to make parts with thousands of composite structures made from various metals including aluminum, titanium, nickel-alloys, nickel super alloys, copper alloys, stainless steel and steel alloys. In principle, any metal that is cold-weldable is able to be used as a base layer in our machines. We currently have recipes to print from 14 different metals (e.g., alloys) and add recipes for additional metals based on customer demand. Our team of materials and metallurgy experts qualify new materials on our Sapphire family of printers based on customer requirements and feedback. Flow Developer allows companies to develop parameters for their alloys.

Assure

Assure is an advanced quality control software platform that includes process metrologies to ensure repeatable, consistent part quality. The platform works with a myriad of complex sensors, which allow prompt control modulation of the laser systems of the Sapphire printer line, to calibrate production outcomes within prescribed tolerances.

Flow Developer

Flow Developer is available for users of Flow 7.0, the latest version of our print preparation software that turns traditional design files into print files. Developer grants editor-level access to print parameters, giving companies maximum flexibility and control when working with our additive manufacturing solution. With this access, users can import proven parameters they have developed, optimize default parameters for specific application needs, and develop parameter sets supporting new material development for novel solutions and specific applications.

Intelligent Fusion

Intelligent Fusion is the underlying manufacturing process that binds and facilitates all aspects of the Velo3D fully integrated solution, which includes our print preparation software (Flow), advanced metal 3D printers (Sapphire line), and quality assurance software (Assure).

Intelligent Fusion unifies and manages all of the above, including the information flow, sensor data from approximately 1,000 sensors, and the advanced printing technology for precision control of the entire print.

Customers

Our customers range from small- and medium-sized enterprises to Fortune 500 companies in the space, aviation, defense, automotive, energy and industrial markets. Our largest customer, Space Exploration Technologies Corp. ("*SpaceX*"), accounted for 4.0% and 28.4% of our revenue for the year ended December 31, 2023 and 2022, respectively. Our customers include both OEMs, as well as CMs who provide service and parts on behalf of OEMs. Our 3D printer sales occur under purchase orders that are governed by our terms and conditions of sale. Our terms and conditions with our largest customer are consistent with all other customers and permit the customers to terminate our services at any time (subject to notice and certain other provisions).

We only sell to production customers. Our machines are not resalable without consent and software licenses are not transferable to certain geographic markets to protect our IP.

Research and Development

The high-value metal parts and AM segments are undergoing technological advancements across hardware, software and materials. Specifically, our R&D team is focused on continuing advances in technology that include, but are not limited to:

- enhancements of the Sapphire family of systems, such as our 1MZ systems;

- improvement of reliability and productivity of the Sapphire family of systems;

- expansion of functionality of Flow software;

- qualifying new materials;

- additional quality control features in Assure; and

- addition of recipes for new and for qualified metal alloys.

We have historically invested a significant amount of our resources in R&D because we believe that superior technology is a key to maintaining a leading market position. In the year ended December 31, 2023 and 2022, our R&D expenses were approximately $42.0 million and $46.3 million.

Sales and Marketing

We sell our AM solutions directly, as well as through a network of multiple distribution partners. Together, these relationships span much of the world, including the United States, the EU, Australia, Japan, South Korea and Southeast Asia. For new customers, our success reflects our strategy of making an initial sale to customers for technology validation before increasing penetration through sales of additional units.

Our marketing strategy is oriented around building deep and lasting relationships with leading global manufacturers. We seek to compete by maximizing the value we create for our customers. To that end, our engineers engage with customers to identify the specific parts and processes where our solutions can add the most immediate value. At the time of the installation, our engineers will typically engage with customers for several weeks to educate them on the system, after which point customers are typically able to operate the system without our direct engagement.

Our sales team remains engaged with customers after initial validation of our technology with a goal of integrating our technology into other customer processes. Thus far, we believe this strategy has proven successful.

In recent years, we have successfully demonstrated the utility of our technology across multiple target markets, including the highest performance application in the space, aviation, semiconductor, defense, automotive, energy and industrial end markets. We believe these successful deployments have seeded the market and will enable increased acquisition of new customers in those segments.

We rely on our own sales team, as well as multiple distribution partners, including Taiyo Nippon Sanso (Japan), Avaco (South Korea), and GoEngineer (North America). These relationships have helped to extend our reach into overseas markets and essentially function as extensions of our sales team. We have entered into partnership agreements with each of our distribution partners, which grant the distribution partner the right to market our products in a specified territory on either an exclusive or nonexclusive basis, depending on the distribution partner; however, all sales contracts for our products are entered into between us and our customers. Certain of these distribution partners also provide maintenance services to customers in their specified territories. Going forward, we plan to expand our direct sales force and will consider establishing additional distribution partnerships as we continue to implement our strategy with new customers.

Manufacturing and Suppliers

We design, assemble, test and ship all of our products and rely on outside manufacturers for component and select subsystems. Production of our systems requires approximately 8 to 15 weeks depending on the Sapphire product within our family of systems. We employ several third-party vendors to supply our core hardware subsystems and components. Following receipt of these subsystems and components, we assemble and calibrate the system. We then conduct a series of process tests culminating in a final factory acceptance test. We have internal teams focused on technology development, engineering and manufacturing. The teams coordinate the design, construction, assembly, testing and shipment of our products.

We currently rely on numerous external suppliers, which we believe have ample capacity to increase supply of our critical components. For the majority of these suppliers, we believe we can readily source components from competing suppliers on short notice. For several critical subsystems, we have developed multiple suppliers to ensure surety of supply.

We manage our inventory based on sales and production forecasts and anticipated lead times for sourcing components and assembly.

Intellectual Property

Our leadership in the high-value metal parts AM segment depends largely on our differentiated technology, which we seek to protect through a multi-layered IP approach. Our IP protection enables us to prevent organizations and individuals from selling or using our systems, apparatuses, devices, and software, practicing our methods, or trading in our produced parts (e.g., 3D objects), as these are all protected by various forms of IP protection including by our patents and trademarks granted in various jurisdictions, by our copyrights, and by our trade secrets.

We attempt to protect our IP rights, in various jurisdictions (e.g., United States and abroad), through a combination of patents, trademarks, copyrights and trade secrets, nondisclosure and invention assignment agreements with our consultants and employees, and nondisclosure agreements with our contractors, vendors and other business partners.

We pursue patent protection when we believe it is possible and consistent with our overall strategy for safeguarding IP.

Our patent profile includes a broad portfolio across our systems, apparatuses, devices, methods (e.g., of production), software, and composition of matter (e.g., 3D objects). Metal parts produced using our system technology have a signature that is readily recognizable and traceable.

As of December 31, 2023 we own 60 issued patents of which 40 are issued U.S. patents, and 20 are issued foreign patents. We also have 46 publicly pending patent applications of which 17 are pending U.S. patent applications, 18 are pending foreign patent applications, and 11 are pending Patent Cooperation Treaty patent applications. Our issued patents will expire at different times in the future, with the earliest expiring in 2035 and the latest expiring in 2047. Our currently pending patent applications will generally remain in effect for 20 years from the date of filing of the initial patent application of each. Our eight trademark types worldwide include four registered U.S. trademarks, 40 registered foreign trademarks, two pending U.S. trademark applications, and 13 pending foreign trademark applications. We also have one U.S. registered copyright. Our intellectual property is subject to a first lien security interest held by the holders of the Secured Notes.

Human Capital Resources

We have a strong team of employees who contribute to our success. As of December 31, 2023 and 2022, we had 237 and 294, respectively, full-time employees, the majority of them based at our headquarters and manufacturing

facility in Fremont, California. We rely on consultants and outside contractors in roles and responsibilities that include engineering, operations and finance.

To date, we have not experienced any work stoppages and consider our relationship with our employees to be in good standing. None of our employees are subject to a collective bargaining agreement or are represented by a labor union.

In the first quarter of 2023, we launched a leadership development program for global people managers across the Company to strengthen our collective management skills and enhance our culture. The program ran for the duration of 2023 and focused on best practices for managing relationships with employees, suppliers, customers and the communities in which we operate. The program resulted in increased management alignment, increased skills around communication, cross-functional collaboration, and talent development, and provided us with a management framework for leadership practices going forward. Through this development program we increased our leadership community and discussion of important micro and macro global topics such as diversity and inclusion, employee friendly policies and practices, employee retention, corporate social responsibility, sustainability, climate-risks, and other important topics that will benefit our Company, employees, customers, suppliers, shareholders and investors.

Our Board of Directors oversees matters relating to managing our human capital resources. Our human capital resources objectives include identifying, recruiting, and hiring qualified talent. We then focus on training, developing, and retaining talent, while ensuring fair compensation and incentives for global employees. We focus heavily on ensuring compliance and workplace safety. We review our compensation and benefit policies and programs regularly through industry benchmarks. We believe we offer competitive benefits and total compensation packages, of which the principal purposes are to attract, retain and motivate our employees.

Competition

We compete with other suppliers of 3D printers, materials and software, as well as with suppliers of traditional metal manufacturing solutions. We compete with these suppliers, as well as channel partners, for customers, and for certain of our products. We also compete with businesses and service bureaus that use such equipment to produce models, prototypes, molds and end-user parts. Development of new technologies or techniques not encompassed by the patents that we own may result in additional future competition.

Our competitors operate both globally and regionally, and many of them have well-recognized brands and product lines. Additionally, certain of our competitors are well established and may have greater financial resources than us.

We believe principal competitive factors include technology capabilities, materials, process and application know-how, total cost of operation of solution, product reliability and the ability to provide a full range of products and services to meet customer needs. We believe that our future success depends on our ability to provide high-quality solutions, introduce new products and services to meet evolving customer needs, market opportunities, and extend our technologies to new applications. Accordingly, our ongoing R&D programs are intended to enable us to continue technology advancement and develop innovative new solutions for the marketplace.

Government Regulations

We are subject to various laws, regulations and permitting requirements of U.S. federal, state and local and foreign authorities. These include:

- regulations promulgated by environmental and health agencies, as described below under "- *Environmental Matters*";

- the U.S. Occupational Safety and Health Administration;

- the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and the anti-corruption laws of other countries;

- laws pertaining to the hiring, treatment, safety and discharge of employees; and

- import and trade restrictions and export control regulations, including the U.S. International Traffic in Arms Regulations and the U.S. Export Administration Regulations.

We believe that we are in material compliance with all such laws, regulations and permitting requirements.

Environmental Matters

We are subject to various environmental, health and safety laws, regulations and permitting requirements, including those governing the emission and discharge of hazardous materials into ground, air or water; noise emissions; the generation, storage, use, management and disposal of hazardous and other waste; the import, export and registration of chemicals; the cleanup of contaminated sites; and the health and safety of our employees. Based on information currently available to us, we do not expect environmental costs and contingencies to have a material adverse effect on our operations. The operation of our facility, however, entails risks in these areas. Significant expenditures could be required in the future to comply with environmental or health and safety laws, regulations or other requirements. Certain of these compliance requirements are imposed by our customers, who at times require us to be registered with U.S. health or safety regulatory agencies, whether on the federal or state level.

Under environmental laws and regulations, we are required to obtain environmental permits from governmental authorities for certain operations.

In the European marketplace, among others, electrical and electronic equipment is required to comply with the Directive on Waste Electrical and Electronic Equipment of the EU, which aims to prevent waste by encouraging reuse and recycling, and the EU Directive on Restriction of Use of Certain Hazardous Substances, which restricts the use of various hazardous substances in electrical and electronic products. Our products and certain components of such products "put on the market" in the EU (whether or not manufactured in the EU) are subject to these directives. Additionally, we are required to comply with certain laws, regulations and directives governing chemicals, including the U.S. Toxic Substances Control Act, Registration, Evaluation, Authorisation and Restriction of Chemicals ("*REACH*"), the Restriction of Hazardous Substances Directive ("*RoHS*") and Classification, Labelling and Packaging Regulation ("*CLP*") in the EU. These and similar laws and regulations require, among others, the registration, evaluation, authorization and labeling of certain chemicals that we use and ship.

Corporate Information

We were incorporated on September 11, 2020 as a special purpose acquisition company and a Cayman Islands exempted company under the name JAWS Spitfire Acquisition Corporation. On December 7, 2020, JAWS Spitfire completed its initial public offering. On September 29, 2021, JAWS Spitfire consummated the Merger with Legacy Velo3D pursuant to the Business Combination Agreement. In connection with the Merger, JAWS Spitfire's jurisdiction of incorporation was changed from the Cayman Islands to the State of Delaware, and JAWS Spitfire changed its name to Velo3D, Inc.

Our address is 2710 Lakeview Court, Fremont, CA 94538. Our telephone number is (408) 610-3915. Our website address is https://www.velo3d.com. Information contained on our website or connected thereto does not constitute part of, and is not incorporated by reference into, this Annual Report.

Available Information

We file annual, quarterly and current reports, proxy statements and other information with the U.S. Securities and Exchange Commission (the "*SEC*"). Our website is www.velo3d.com and our Investor Relations webpage is ir.velo3d.com. The SEC maintains a website, www.sec.gov, that contains annual, quarterly and current reports, proxy and information statements and other information that issuers file electronically with the SEC. Our electronic SEC filings are available to the public at the SEC's website. We make available free of charge, on or through our Investor Relations webpage, our proxy statements, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports filed or furnished pursuant to the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"), as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC

We use our investor relations website, our Twitter handle (www.twitter.com/VELO3DMetal), LinkedIn profile (www.linkedin.com/company/velo3d) and YouTube (@Velo3d) as a means of disseminating or providing notification of, among other things, news or announcements regarding our business or financial performance, investor events, press releases, and earnings releases and as a means of disclosing material non-public information and for complying with our disclosure obligations under Regulation FD. The content of our websites and information that we may post on or provide to online and social media channels, including those mentioned above, and information that can be accessed through our websites or these online and social media channels are not incorporated by reference into this Annual Report or in any other report or document we file with the SEC, and any references to our websites or these online and social media channels are intended to be inactive textual references only.

Item 1A. Risk Factors.

Investing in our securities involves risks. You should consider carefully the risks and uncertainties described below, together with all of the other information in this Annual Report, including the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited consolidated financial statements and related notes included elsewhere in this Annual Report, before deciding whether to purchase any of our securities. Our business, results of operations, financial condition, and prospects could also be harmed by risks and uncertainties that are not presently known to us or that we currently believe are not material. If any of these risks actually occur, our business, results of operations, financial condition, and prospects could be materially and adversely affected. Unless otherwise indicated, references in these risk factors to our business being harmed will include harm to our business, reputation, brand, financial condition, results of operations, and prospects. In such event, the market price of our securities could decline, and you could lose all or part of your investment.

Summary of Risk Factors

Risks Related to Our Financial Position and Need for Additional Capital

- We are an early-stage company with a history of operating losses and may not achieve or maintain profitability in the future.

- There is substantial doubt about our ability to continue as a going concern, which could have a material adverse impact on our business.

- Our limited operating history and rapid growth makes evaluating our current business and future prospects difficult and may increase the investment risk.

- We expect to rely on a limited number of customers for a significant portion of our near-term revenue.

- Our failure to satisfy certain financial covenants under the Notes raises substantial doubt about our ability to continue as a going concern.

- We expect to require additional capital to fund our operations, and this capital might not be available on acceptable terms, if at all.

- We have historically invested in research and development efforts that further enhance our products. Such investments may affect our operating results and liquidity, and, if the return on these investments is lower or develops more slowly than we expect, our revenue and operating results may suffer.

Risks Related to Our Business and Industry

- We have in the past and may in the future experience significant delays in the design, production, launch, manufacture, shipment and installation of our additive manufacturing solutions, and we may be unable to successfully commercialize products on our planned timelines.

- We may acquire or make investments in other businesses, patents, technologies, products or services. Our failure to do so successfully could disrupt our business and have an adverse impact on our financial condition.

- We have limited experience in making investments in other entities, and any such investments may not result in strategic benefits for our business or could expose us to other risks.

- Changes in our transaction models and product mix may impact our gross margins and financial performance.

- Our business model is predicated, in part, on building a customer base that will generate a recurring stream of revenues through the use of our additive manufacturing system and service contracts. If that recurring stream of revenues does not develop as expected, or if our business model changes as the industry evolves, our operating results may be adversely affected.

- If demand for additive manufacturing products does not grow as expected, or if market adoption of additive manufacturing technology does not continue to develop, or develops more slowly than expected, our revenues may stagnate or decline, and our business may be adversely affected.

- If we fail to meet our customers' price expectations, demand for our products and product lines could be negatively impacted and our business and results of operations could suffer.

- Declines in the prices of our products and services, or in our volume of sales, together with our relatively inflexible cost structure, may adversely affect our financial results.

- Defects in our additive manufacturing system or in enhancements to our existing additive manufacturing systems that give rise to part failures for our customers, resulting in product liability or warranty or other claims that could result in material expenses, diversion of management time and attention and damage to our reputation.

- The additive manufacturing industry in which we operate is characterized by rapid technological change, which requires us to continue to develop new products and innovations to meet constantly evolving customer demands and which could adversely affect market adoption of our products.

- The additive manufacturing industry is competitive. We expect to face increasing competition in many aspects of our business, which could cause our operating results to suffer.

- Our existing and planned global operations subject us to a variety of risks and uncertainties that could adversely affect our business and operating results. Our business is subject to risks associated with selling machines and other products in non-United States locations.

- We are dependent on management and key personnel, and our business would suffer if we fail to retain our key personnel and attract additional highly skilled employees.

- If we fail to grow our business as anticipated, our net sales, gross margin and operating margin will be adversely affected. If we grow as anticipated but fail to manage our growth and expand our operations accordingly, our business may be harmed and our results of operation may suffer.

- We may be unable to realize the level of the anticipated benefits that we expect from restructuring our operations, which may adversely impact our business and results of operations.

- We have identified material weaknesses in our internal control over financial reporting and we may identify additional material weaknesses in the future or otherwise fail to maintain effective internal control over financial reporting, which may result in material misstatements of our consolidated financial statements or cause us to fail to meet our periodic reporting obligations or cause our access to the capital markets to be impaired and have a material adverse effect on our business.

Risks Related to Third Parties

- We could be subject to personal injury, property damage, product liability, warranty and other claims involving allegedly defective products that we supply.

- We depend on independent contractors and third parties to provide key services in our product development and operations, and any disruption of their services, or an increase in cost of these services, could negatively impact our financial condition and results of operations.

- We may rely heavily on future collaborative and supply chain partners.

- If our suppliers become unavailable or inadequate, our customer relationships, results of operations and financial condition may be adversely affected.

Risks Related to Operations

- We operate primarily at one facility, and any disruption at our facility could adversely affect our business and operating results.

- Maintenance, expansion and refurbishment of our facilities, the construction of new facilities and the development and implementation of new manufacturing processes involve significant risks.

Risks Related to Compliance Matters

- We are subject to U.S. and other anti-corruption laws, trade controls, economic sanctions and similar laws and regulations. Our failure to comply with these laws and regulations could subject us to civil, criminal and administrative penalties and harm our reputation.

- We are subject to environmental, health and safety laws and regulations related to our operations and the use of our additive manufacturing systems and consumable materials, which could subject us to compliance costs and/or potential liability in the event of non-compliance.

- Aspects of our business are subject to privacy, data use and data security regulations, which could increase our costs.

Risks Related to Intellectual Property

- Our business relies on technological and other innovations embodied in various forms of proprietary information and other intellectual property ("*IP*") related information. Our failure to protect our IP rights could potentially harm our competitive advantages to an extent (e.g., with respect to the use, manufacturing, lease, sale or other commercialization of our processes, technologies and products), which may have an adverse effect on our results of operations and financial condition.

- Third-party lawsuits and assertions to which we are subject alleging our infringement of patents, trade secrets or other IP rights may have a significant adverse effect on our financial condition.

Risks Related to Our Notes

- The terms of the Notes restrict our current and future operations. Upon an event of default, we may not be able to make any accelerated payments under the Notes or our other permitted indebtedness.

- Servicing the Notes requires a significant amount of cash, and we may not have sufficient cash flow from our business to pay our obligations under the Notes or our other permitted indebtedness.

Risks Related to Our Common Stock and Public Warrants

- If we fail to comply with the continued listing requirements of the NYSE, our securities may be delisted and the price of our securities and our ability to access the capital markets could be negatively impacted.

Risks Related to Our Financial Position and Need for Additional Capital

We are an early-stage company with a history of operating losses and may not maintain profitability in the future.

We experienced loss from operations of $133.3 million and $106.3 million for the years ended December 31, 2023 and 2022, respectively. We anticipate incurring operating losses and negative cash flow in the near-term as we continue to invest significantly in our business, in particular across our sales and marketing programs. These investments may not result in increased revenue or growth in our business.

Servicing our indebtedness requires a significant amount of cash and, as a public company, we incur significant legal, accounting and other expenses. These obligations and expenditures may make it harder for us to achieve and maintain future profitability. Revenue growth and growth in our customer base may not be sustainable, and we may not achieve sufficient revenue to achieve or maintain profitability. For example, during the year ended December 31, 2023, we experienced less annual revenue growth than expected due to the impact of delayed shipments and customer order delays, resulting in an overall decrease in system sales and backlog in the fourth quarter of 2023. While we have generated revenue in the past, it is difficult for us to predict our future operating results. We may incur significant losses in the future for a number of reasons, including due to the other risks described in this Annual Report, and we may encounter unforeseen expenses, difficulties, complications and delays and other unknown events. As a result, our losses may be larger than anticipated, we may incur significant losses for the foreseeable future, and we may not achieve profitability when expected, or at all, and even if we do, we may not be able to maintain or increase profitability. Furthermore, if our future growth and operating performance fail to meet investor or analyst expectations, or if we have future negative cash flow or losses resulting from our investment in acquiring customers or expanding our operations, this could make it difficult for them to evaluate our current business and our future prospects and have a material adverse effect on our business, financial condition and results of operations.

There is substantial doubt about our ability to continue as a going concern, which could have a material adverse impact on our business.

As described in Note 1 *Description of Business and Basis of Presentation—Going Concern, Financial Condition and Liquidity and Capital Resources* in the notes to the audited consolidated financial statements included elsewhere in this Annual Report, we believe there is substantial doubt about our ability to continue as a going concern for the twelve-month period following the filing date of this Annual Report.

Our conclusion that there is substantial doubt about our ability to continue as a going concern may be viewed unfavorably by current and prospective investors, as well as by analysts and creditors. As a result, this conclusion may make it more difficult for us to raise the additional financing necessary to continue to operate our business and satisfy our obligations. In addition, this conclusion may make it more difficult for us to sell our products and meet our sales forecasts or retain employees, which may further impede our ability to raise additional financing. If we become unable to continue as a going concern, we may find it necessary to file a petition for reorganization under Title 11 of the U.S. Code in order to provide us additional time to identify an appropriate solution to our financial situation and implement a plan of reorganization aimed at improving our capital structure.

Our limited operating history and rapid growth makes evaluating our current business and future prospects difficult and may increase the investment risk.

Much of our growth has occurred in recent periods. Our limited operating history may make it difficult to evaluate our current business and our future prospects, as we continue to grow our business. Our ability to forecast our future operating results is subject to a number of uncertainties, including our ability to plan for and model future growth. We have encountered, and will continue to encounter, risks and uncertainties frequently experienced by growing companies in rapidly evolving industries as we continue to grow our business. If our assumptions regarding these uncertainties, which we use to plan our business, are incorrect or change in reaction to changes in our markets, or if we do not address these risks successfully, our operating and financial results could differ materially from our expectations, our business could suffer, and the trading price of our securities may decline.

It is difficult to predict our future revenues and appropriately budget for our expenses, and we have limited insight into trends that may emerge and affect our business. If actual results differ from our estimates or we adjust our estimates in future periods, our operating results and financial position could be materially affected.

We expect to rely on a limited number of customers for a significant portion of our near-term revenue.

We currently have purchase orders with a limited number of customers, from which we expect to generate most of our revenues in the near future. For the years ended December 31, 2023 and 2022, sales to the top three customers accounted for 24.5% and 48.5% of our revenue, respectively. Of the top three customers for the year ended December 31, 2023, all three customer was different from the top three customers for the comparable period in 2022. We continue to diversify our customer base.

Revenue trends from our largest customer, SpaceX, have historically been driven by the timing of its major orders for 3D Printers and the timing of the shipments under those orders. We expect our largest customer to remain an important relationship going forward. However, the largest customer contribution as a percentage of our total revenue will depend on the growth of our customer base. As of December 31, 2023, over 50% of our customers have multiple Sapphire family of systems products.

Our 3D printer sales occur under purchase orders that are governed by our terms and conditions of sale. Our terms and conditions with SpaceX are consistent with all other customers and permit the customer to terminate our services at any time (subject to notice and certain other provisions). Accordingly, the sudden loss of SpaceX or one or more of our other significant customers, the renegotiation of a significant customer contract, a substantial reduction in their orders, their failure to exercise customer options, their unwillingness to extend contractual deadlines if we are unable to meet production requirements, their inability to perform under their contracts or a significant deterioration in their financial condition could harm our business, results of operations and financial condition. If we fail to perform under the terms of these agreements, the customers could seek to terminate these agreements and/or pursue damages against us, including liquidated damages in certain instances, which could harm our business.

Because we rely on a limited number of customers for a significant portion of our revenues, we depend on the creditworthiness of these customers. If the financial condition of our customers declines, our credit risk could increase. Should one or more of our significant customers declare bankruptcy, be declared insolvent or otherwise be restricted by state or federal laws or regulation from continuing in some or all of their operations, this could adversely affect our ongoing revenues, the collectability of our accounts receivable and our net income. In particular, as discussed in Note 1 *Description of Business and Basis of Presentation—Going Concern, Financial Condition and Liquidity and Capital Resources,* a significant portion of our outstanding receivables are currently past due with customers. Further, some of our customers are early-stage, startup companies that are privately funded, have limited resources, and do not have a history of creditworthiness that we can audit to determine reliability. These customers may be more susceptible to negative impacts from economic downturns, recession, inflation, supply chain shortages or the outbreak of epidemic diseases than larger, more established businesses, and if they fail to raise enough capital, they may have to shut down operations.

We expect to require additional capital to fund our operations in the near-term, and this capital might not be available on acceptable terms, if at all.

We expect that we will need to engage in additional financings to fund our operations and satisfy our obligations in the near-term as well as to respond to business challenges and opportunities, including the need to repay our senior secured notes due 2026, as amended (the "*Secured Notes*"), provide working capital, develop new features or enhance our products, expand our manufacturing capacity, improve our operating infrastructure or acquire complementary businesses and technologies. Accordingly, subject to our compliance with the covenants in the Secured Notes, we expect we will need to engage in equity or debt financings to secure additional funds, including seeking additional capital from public or private offerings of our equity or debt securities, electing to repay, restructure or refinance our existing indebtedness, or electing to borrow additional amounts under new credit lines or from other sources. We may also seek to raise additional capital, including from offerings of our equity or

debt securities on an opportunistic basis when we believe there are suitable opportunities. For example, on November 14, 2022, we filed with the SEC a shelf registration statement (the "*Shelf Registration Statement*") that was subsequently declared effective on November 21, 2022 and permits us to sell from time-to-time additional shares of our common stock or other securities in one or more offerings in amounts, at prices and on the terms that we will determine at the time of offering for aggregate gross sale proceeds of up to $300.0 million, of which we may offer and sell up to $75.0 million shares of our common stock from time to time pursuant to an "at-the-market" offering sales agreement (the "*ATM Sales Agreement*") we entered into in February 2023 with Needham & Company, LLC ("*Needham*"), as agent, subject to the terms and conditions described in the ATM Sales Agreement and SEC rules and regulations. However, our recent and projected financial results, and the related conditions that raise substantial doubt about our ability to continue as a going concern, and general concerns among potential investors and creditors about our financial well-being may make taking such actions on commercially reasonable terms especially difficult.

If we raise additional funds through future issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing that we may secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. We may not be able to obtain additional financing on terms favorable to us, if at all. Our ability to raise additional capital when needed may be adversely affected by external factors beyond our control, including changes in the political climate, geopolitical actions, changes in market interest rates or foreign exchange rates, market volatility in the trading prices for our common stock and other technology companies, a recession, depression, high inflation or other sustained adverse market event, and the outbreak of epidemic disease. If we are unable to obtain adequate financing or financing on terms satisfactory to us in the near term, we will not be able to continue operations. If we are otherwise unable to obtain additional financing when we require it, our ability to respond to business challenges and opportunities could be significantly impaired, and our business may be adversely affected.

We have historically invested in research and development efforts that further enhance our products. Such investments may affect our operating results and liquidity, and, if the return on these investments is lower or develops more slowly than we expect, our revenue and operating results may suffer.

We have historically invested in research and development efforts that further enhance our products. These investments involve significant time, risks and uncertainties, including the risk that the expenses associated with these investments may affect our margins, operating results and liquidity and that such investments may not generate sufficient revenues to offset liabilities assumed and expenses associated with these new investments. The AM industry changes rapidly as a result of technological and product developments, which may render our solutions less effective. If we do not achieve the benefits anticipated from these investments, if the achievement of these benefits is delayed, our business, operating results and prospects may be materially adversely affected.

Risks Related to Our Business and Industry

We have in the past and may in the future experience significant delays in the design, production, launch, manufacture, shipment and installation of our additive manufacturing solutions, and we may be unable to successfully commercialize products on our planned timelines.

There are significant technological and logistical challenges associated with producing, marketing, selling and delivering additive manufacturing systems such as ours that make high-value component parts for customers, and we may not be able to resolve all of the difficulties that arise in a timely or cost-effective manner, or at all. While we believe that we understand the engineering and process characteristics necessary to successfully design and produce additive manufacturing systems to make high-value metal parts for our customers, our assumptions may prove to be incorrect, and we may be unable to consistently produce additive manufacturing products in an economical manner in commercial quantities.

Certain additive manufacturing solutions are still under development. We have experienced, and may experience in the future, delays in the design, testing, manufacture and commercial release of new products, and any delay in the launch of our products could materially damage our brand, business, growth prospects, financial condition and operating results. Even if we successfully complete the design, testing and manufacture for one or all of our products under development, we may fail to develop a commercially successful product on the timeline we expect for a number of reasons, including:

- misalignment between the products and customer needs;

- lack of innovation of the product;

- failure of the product to perform in accordance with the customer's industry standards;

- ineffective distribution and marketing;

- delay in obtaining any required regulatory approvals;

- unexpected production costs; or

- release of competitive products.

We have also experienced, and may experience in the future, delay in the manufacture, shipment and installation of products we have launched.

Our success in the market for the products we develop will depend largely on our ability to prove our products' capabilities in a timely manner. Upon demonstration, our customers may not believe that our products and/or technology have the capabilities they were designed to have or that we believe they have. Furthermore, even if we do successfully demonstrate our products' capabilities, potential customers may be more comfortable doing business with another larger and more established company or may take longer than expected to make the decision to order our products. Significant revenue from new product investments may not be achieved for a number of years, if at all. If the timing of our launch of new products and/or of our customers' acceptance of such products is different than our assumptions, our revenue and results of operations may be adversely affected.

In particular, we may fail to develop a commercially successful offering if we are unable to meet customer needs or industry standards, if we fail to meet customer price expectations or if our marketing and distribution strategy proves ineffective. If we are unable to establish such an offering, sales of our additive manufacturing solutions and our overall operating results could suffer.

We may acquire or make investments in other businesses, patents, technologies, products or services. Our failure to do so successfully could disrupt our business and have an adverse impact on our financial condition.

We may enter into agreements to acquire or invest in other companies. To the extent we seek to grow our business through acquisitions, we may not be able to successfully identify attractive acquisition opportunities or consummate any such acquisitions if we cannot reach an agreement on commercially favorable terms, if we lack sufficient resources to finance the transaction on our own and cannot obtain financing at a reasonable cost or if regulatory authorities prevent such transaction from being consummated. In addition, competition for acquisitions in the markets in which we operate during recent years has increased, and may continue to increase, which may result in an increase in the costs of acquisitions or cause us to refrain from making certain acquisitions. We may not be able to complete future acquisitions on favorable terms, if at all.

If we do complete future acquisitions, we cannot assure that they will ultimately strengthen our competitive position or that they will be viewed positively by customers, financial markets or investors. Furthermore, future acquisitions could pose numerous additional risks to our operations, including:

- diversion of management's attention from their day-to-day responsibilities;

- unanticipated costs or liabilities associated with the acquisition;

- increases in our expenses;

- problems integrating the purchased business, products or technologies;

- challenges in achieving strategic objectives, cost savings and other anticipated benefits;

- inability to maintain relationships with key customers, suppliers, vendors and other third parties on which the purchased business relies;

- the difficulty of incorporating acquired technology and rights into our platform and of maintaining quality and security standards consistent with our brand;

- difficulty in maintaining controls, procedures and policies during the transition and integration;

- challenges in integrating the new workforce and the potential loss of key employees, particularly those of the acquired business; and

- use of substantial portions of our available cash or the incurrence of debt to consummate the acquisition.

If we proceed with a particular acquisition, we may have to use cash, issue new equity securities with dilutive effects on existing stockholders, incur indebtedness, assume contingent liabilities or amortize assets or expenses in a manner that might have a material adverse effect on our financial condition and results of operations. Acquisitions will also require us to record certain acquisition-related costs and other items as current period expenses, which would have the effect of reducing our reported earnings in the period in which an acquisition is consummated. In addition, we could also face unknown liabilities or write-offs due to our acquisitions, which could result in a significant charge to our earnings in the period in which they occur. We will also be required to record goodwill or other long-lived asset impairment charges (if any) in the periods in which they occur, which could result in a significant charge to our earnings in any such period.

Achieving the expected returns and synergies from future acquisitions will depend, in part, upon our ability to integrate the products and services, technology, administrative functions and personnel of these businesses into our product lines in an efficient and effective manner. We cannot assure that we will be able to do so, that our acquired businesses will perform at levels and on the timelines anticipated by our management or that we will be able to obtain these synergies. In addition, acquired technologies and IP may be rendered obsolete or uneconomical by our own or our competitors' technological advances. Management resources may also be diverted from operating our existing businesses to certain acquisition integration challenges. If we are unable to successfully integrate acquired businesses, our anticipated revenues and profits may be lower. Our profit margins may also be lower, or diluted, following the acquisition of companies whose profit margins are less than those of our existing businesses.

We have limited experience in making investments in other entities, and any such investments may not result in strategic benefits for our business or could expose us to other risks.

From time to time, we may consider and may pursue strategic investments. These transactions could include, among other things, investments in, partnerships or joint ventures with other AM technology related companies, among other types of entities. These types of investments involve significant challenges and risks, including that the investment may not advance our business strategy, that we may not realize a satisfactory return on our investment,

that we may acquire unknown liabilities, or that management's attention may be diverted from our core business. These events could harm our operating results or financial condition. Any investments in other entities may also subject us to the operating and financial risks of such entities, and we will rely on the internal controls and financial reporting controls of such entities.

We have made in the past, and may make in the future, minority investments in entities in which we do not have sole control, which present risks in addition to those that apply to other investments or acquisitions. We may not have the ability to control the policies, management or affairs of these entities, and generally we would not have that ability in any minority investment in an entity. The interests of persons who control the entities in which we may invest may differ from our interests, and they may cause such entities to take actions that are not in our best interest, and we may become involved in disputes with such persons. Our inability to control entities in which we make minority investments could negatively affect our ability to realize the strategic benefits of those investments.

We cannot ensure that we will realize any strategic benefits from these investments in the near-term or at all. To the extent that the strategic benefits of any investment are not timely realized, or the investment otherwise underperforms, we may wish to dispose of the investment. Because our interests in entities will be highly illiquid and not traded in any public market, we may not be able to timely dispose of these interests or may have to sell at less than our carrying value. Further, should the value of these investments become impaired, we may be required to reduce the carrying value of these investments.

Our inability to dispose of our interest in such an entity, or a reduction in the carrying value of such an entity on our books, would negatively affect our operating results.

Changes in our transaction models and product mix may impact our gross margins and financial performance.

Our financial performance may be affected by the mix of transaction models under which we sell during a given period. Different transaction models have different margins in the period in which the transaction occurs and in subsequent periods. Therefore our gross margins may fluctuate based on the mix of sale, sale and utilization fee (variable consideration) and operating lease transactions in a given period. If our product mix shifts too far into lower gross margin transactions in a given period and we are not able to sufficiently reduce the engineering, production and other costs associated with those transactions or substantially increase the sales of our higher gross margin transactions, our profitability could be reduced. Additionally, the introduction of new products or services may further heighten quarterly fluctuations in gross profit and gross profit margins due to manufacturing ramp-up and start-up costs as well as new product introduction pricing strategies. We may experience significant quarterly fluctuations in gross profit margins or operating income or loss due to the impact of the mix of products, channels or geographic areas in which we sell our products from period to period.

Our business model is predicated, in part, on building a customer base that will generate a recurring stream of revenues through the use of our additive manufacturing system and service contracts. If that recurring stream of revenues does not develop as expected, or if our business model changes as the industry evolves, our operating results may be adversely affected.

Our business model is dependent, in part, on our ability to maintain and increase sales of our additive manufacturing products and service contracts as they generate recurring revenues. Existing and future customers of our systems may not purchase our products or related service contracts at the same rate at which customers currently purchase those products and services.

If demand for additive manufacturing products does not grow as expected, or if market adoption of additive manufacturing technology does not continue to develop, or develops more slowly than expected, our revenues may stagnate or decline, and our business may be adversely affected.

The industrial manufacturing market, which today is dominated by conventional manufacturing processes that do not involve 3D printing technology, is undergoing a shift towards additive manufacturing. We may not be able to develop effective strategies to raise awareness among potential customers of the benefits of additive manufacturing

technologies or our products may not address the specific needs or provide the level of functionality required by potential customers to encourage the continuation of this shift towards additive manufacturing. If additive manufacturing technology does not continue to gain broader market acceptance as an alternative to conventional manufacturing processes, particularly with regard to high value parts, or if the marketplace adopts additive manufacturing technologies that differ from our technologies, we may not be able to increase or sustain the level of sales of our products, and our operating results would be adversely affected as a result.

If we fail to meet our customers' price expectations, demand for our products and product lines could be negatively impacted and our business and results of operations could suffer.

Demand for our product lines is sensitive to price. We believe our competitive pricing has been an important factor in our results to date. Therefore, changes in our pricing strategies can have a significant impact on our business and ability to generate revenue. Many factors, including our new product launches, our production and personnel costs and our competitors' pricing and marketing strategies, can significantly impact our pricing strategies. If we fail to meet our customers' price expectations in any given period, demand for our products and product lines could be negatively impacted and our business and results of operations could suffer.

We use, and plan to continue using, different pricing models for different products. For example, we lease our 3D printers to certain customers and we also use a sale and utilization fee (variable consideration) model with certain other customers. Our sale and utilization fee model is still relatively new to some of our customers and may not be attractive to them, especially in regions where the model is less common. If customers resist this or any other new pricing models we introduce, our revenue may be adversely affected, and we may need to restructure the way in which we charge customers for our products.

Declines in the prices of our products and services, or in our volume of sales, together with our relatively inflexible cost structure, may adversely affect our financial results.

Our business is subject to price competition. Such price competition may adversely affect our results of operation, especially during periods of decreased demand. Decreased demand also adversely impacts the volume of our additive manufacturing systems sales. If our business is not able to offset price reductions resulting from these pressures, or decreased volume of sales due to contractions in the market, by improved operating efficiencies and reduced expenditures, then our operating results will be adversely affected.

Certain of our operating costs are fixed and cannot readily be reduced, which diminishes the positive impact of our restructuring programs on our operating results. To the extent the demand for our products slows, or the additive manufacturing market contracts, we may be faced with excess manufacturing capacity and related costs that cannot readily be reduced, which will adversely impact our financial condition and results of operations.

Defects in our additive manufacturing system or in enhancements to our existing additive manufacturing systems that give rise to part failures for our customers, resulting in product liability or warranty or other claims that could result in material expenses, diversion of management time and attention and damage to our reputation.

Our additive manufacturing solutions are complex and may contain undetected defects or errors when first introduced or as enhancements are released that, despite testing, are not discovered until after an additive manufacturing system has been used. This could result in delayed market acceptance of those additive manufacturing systems or claims from customers or others, which may result in litigation, increased end user warranty, support and repair or replacement costs, damage to our reputation and business, or significant costs and diversion of support and engineering personnel to correct the defect or error. We may from time to time become subject to warranty or product liability claims related to product quality issues that could lead us to incur significant expenses.

We attempt to include provisions in our agreements and purchase orders with customers that are designed to limit our exposure to potential liability for damages arising from defects or errors in our products. However, it is possible that these limitations may not be effective as a result of unfavorable judicial decisions or laws enacted in the future.

The sale and support of our products entails the risk of product liability claims. Any product liability claim brought against us, regardless of our merit, could result in material expense, diversion of management time and attention, damage to our business and reputation and brand, and cause us to fail to retain existing customers or to fail to attract new customers.

The additive manufacturing industry in which we operate is characterized by rapid technological change, which requires us to continue to develop new products and innovations to meet constantly evolving customer demands and which could adversely affect market adoption of our products.

Our revenues are derived from the sale of additive manufacturing systems, parts and services. We have encountered and will continue to encounter challenges experienced by growing companies in a market subject to rapid innovation and technological change. While we intend to invest substantial resources to remain on the forefront of technological development, continuing advances in additive manufacturing technology, changes in customer requirements and preferences and the emergence of new standards, regulations and certifications could adversely affect adoption of our products either generally or for particular applications. Our ability to compete in the additive manufacturing market depends, in large part, on our success in developing and introducing new additive manufacturing systems and technology, in improving our existing products and technology and qualifying new materials which our systems can support. We believe that we must continuously enhance and expand the functionality and features of our products and technologies in order to remain competitive. However, we may not be able to:

- develop cost effective new products and technologies that address the increasingly complex needs of prospective customers;

- enhance our existing products and technologies;

- respond to technological advances and emerging industry standards and certifications on a cost-effective and timely basis;

- adequately protect our IP as we develop new products and technologies;

- identify the appropriate technology or product to which to devote our resources; or

- ensure the availability of cash resources to fund R&D.

Even if we successfully introduce new additive manufacturing products and technologies and enhance our existing products and technologies, it is possible that these will eventually supplant our existing products or that our competitors will develop new products and technologies that will replace our own. As a result, any of our products may be rendered obsolete or uneconomical by our or our competitors' technological advances, leading to a loss in market share, decline in revenue and adverse effects to our business and prospects.

The additive manufacturing industry is competitive. We expect to face increasing competition in many aspects of our business, which could cause our operating results to suffer.

The additive manufacturing industry in which we operate is fragmented and competitive. We compete for customers with a wide variety of producers of additive manufacturing and/or 3D printing equipment that creates 3D objects and end-use parts, as well as with providers of materials and services for this equipment. Some of our existing and potential competitors are researching, designing, developing and marketing other types of products and services that may render our existing or future products obsolete, uneconomical or less competitive. Existing and

potential competitors may also have substantially greater financial, technical, marketing and sales, manufacturing, distribution and other resources than we do, including name recognition, as well as experience and expertise in IP rights and operating within certain international markets, any of which may enable them to compete effectively against us. For example, a number of companies that have substantial resources have announced that they are beginning production of 3D printing systems, which will further enhance the competition we face. We may lose market share to, or fail to gain market share from, producers of products that can be substituted for our products, which may have an adverse effect on our results of operations and financial condition.

Future competition may arise from the development of allied or related techniques for equipment, materials and services that are not encompassed by our patents, from the issuance of patents to other companies that may inhibit our ability to develop certain products and from improvements to existing technologies.

We intend to continue to follow a strategy of continuing product development and distribution network expansion to enhance our competitive position to the extent practicable. However, we cannot assure that we will be able to maintain our current position or continue to compete successfully against current and future sources of competition. If we do not keep pace with technological change and introduce new products and technologies, demand for our products may decline, and our operating results may suffer.

Our existing and planned global operations subject us to a variety of risks and uncertainties that could adversely affect our business and operating results. Our business is subject to risks associated with selling machines and other products in non-United States locations.

Our products and services, and product outputs from CMs who use our 3D printer systems, are distributed in more than 25 countries around the world. Accordingly, we face significant operational risks from doing business internationally. For current and potential international customers whose contracts are denominated in U.S. dollars, the relative change in local currency values creates relative fluctuations in our product pricing. These changes in international end-user costs may result in lost orders and reduce the competitiveness of our products in certain foreign markets. As we realize our strategy to expand internationally, our exposure to currency risks may increase.

Other risks and uncertainties we face from our global operations include:

- limited protection for the enforcement of contract and IP rights in certain countries where we may sell our products or work with suppliers or other third parties;

- potentially longer sales and payment cycles and potentially greater difficulties in collecting accounts receivable;

- costs and difficulties of customizing products for foreign countries;

- challenges in providing solutions across a significant distance, in different languages and among different cultures;

- laws and business practices favoring local competition;

- being subject to a wide variety of complex foreign laws, treaties and regulations and adjusting to any unexpected changes in such laws, treaties and regulations;

- compliance with U.S. laws affecting activities of U.S. companies abroad, including the U.S. Foreign Corrupt Practices Act ("*FCPA*"), and compliance with anti-corruption laws in other countries, such as the UK Bribery Act ("*Bribery Act*");

- tariffs, trade barriers and other regulatory or contractual limitations on our ability to sell or develop our products in certain foreign markets;

- operating in countries with a higher incidence of corruption and fraudulent business practices;

- changes in regulatory requirements, including export controls, tariffs and embargoes, other trade restrictions, competition, corporate practices and data privacy concerns;

- potential adverse tax consequences arising from global operations;

- rapid changes in government, economic and political policies and conditions; and

- political or civil unrest or instability, terrorism or epidemics and other similar outbreaks or events.

In addition, additive manufacturing has been identified by the U.S. government as an emerging technology and is currently being further evaluated for national security impacts. We expect additional regulatory changes to be implemented that will result in increased and/or new export controls related to 3D printing technologies, components, and related materials and software. These changes, if implemented, may result in our being required to obtain additional approvals and/or licenses to sell 3D printers in the global market.

Our failure to effectively manage the risks and uncertainties associated with our global operations could limit the future growth of our business and adversely affect our business and operating results.

We are dependent on management and key personnel, and our business would suffer if we fail to retain our key personnel and attract additional highly skilled employees.

Our success depends on the specialized skills of our management team and key operating personnel. This may present particular challenges as we operate in a highly specialized industry sector, which may make replacement of our management team and key operating personnel difficult. A loss of our managers or key employees, or their failure to satisfactorily perform their responsibilities, could have an adverse effect on our business, financial condition, results of operations and prospects.

Our success has been dependent, and will continue to depend, on our ability to identify, hire, develop, motivate and retain highly qualified personnel for all areas of our organization, particularly R&D, recycling technology, operations and sales. Trained and experienced personnel are in high demand and may be in short supply. Many of the companies that we compete with for experienced employees have greater resources than us and may be able to offer more attractive terms of employment. In addition, we invest significant time and expense in training employees, which increases their value to competitors that may seek to recruit them. We may not be able to attract, develop and maintain the skilled workforce necessary to operate our business, and labor expenses may increase as a result of a shortage in the supply of qualified personnel, which will negatively impact our business, financial condition, results of operations and prospects. Each member of senior management as well as our key employees may terminate employment without notice and without cause or good reason. The members of our senior management are not subject to non-competition agreements. Accordingly, the adverse effect resulting from the loss of certain members of senior management could be compounded by our inability to prevent them from competing with us.

If we fail to grow our business as anticipated, our net sales, gross margin and operating margin will be adversely affected. If we grow as anticipated but fail to manage our growth and expand our operations accordingly, our business may be harmed and our results of operation may suffer.

From January 1, 2021 through September 30, 2023 we experienced rapid growth each quarter, and we are attempting to continue to grow our business substantially. To this end, we have made, and expect to continue to make investments in our business, including investments in our infrastructure, technology, marketing and sales efforts. If our business does not generate the level of revenue required to support our investment, our net sales and profitability will be adversely affected.

We may not manage our growth effectively. For example, during the year ended December 31, 2023, we experienced less annual revenue growth than expected due to the impact of delayed shipments and customer order delays, resulting in an overall decrease in system sales and backlog in the fourth quarter of 2023.As a result, we determined that our focus on revenue growth had come at the expense of our cash flow and profitability and our commitment to the highest level of customer service and, in October 2023, we made a strategic decision to realign our operations to pivot from emphasizing revenue growth to optimizing our free cash flow, maximizing customer success, reducing expenditures, and improving our operational efficiency. We are undertaking expense reduction and cash savings initiatives as part of a company-wide restructuring and strategic realignment plan to help conserve working capital.

Our ability to effectively manage our anticipated growth and expansion of our operations will also require us to enhance our operational, financial and management controls and infrastructure, human resources policies and reporting systems. This expansion will place a significant strain on our management, operational and financial resources. To manage the growth of our operations and personnel, we must establish appropriate and scalable operational and financial systems, procedures and controls and establish and maintain a qualified finance, administrative and operations staff. We may be unable to hire, train, retain and manage the necessary personnel or to identify, manage and exploit potential strategic relationships and market opportunities, which will negatively impact our business, financial condition, results of operations and prospects.

We may be unable to realize the level of the anticipated benefits that we expect from restructuring our operations, which may adversely impact our business and results of operations.

In October 2023, we announced a reduction in force to streamline our business operations, reduce costs and create further operating efficiencies, which impacted approximately 21% of our workforce. In addition, we have begun the process of closing down several of our facilities. In connection with these actions, we have incurred and may continue to incur restructuring costs in the near term, including cash expenditures related to severance payments and other benefits. These actions may result in unintended consequences, including employee attrition beyond our intended reduction in force, damage to our corporate culture and decreased employee morale among our remaining employees, diversion of management attention, adverse effects to our reputation as an employer, loss of continuity, institutional knowledge and expertise, and potential failure or delays to meet operational and growth targets. Further, our business may ultimately not be more efficient or effective and we may be unable to achieve anticipated operating enhancements or cost reductions, which would adversely affect our business, competitive position, operating results and financial condition.

We have identified material weaknesses in our internal control over financial reporting and we may identify additional material weaknesses in the future or otherwise fail to maintain effective internal control over financial reporting, which may result in material misstatements of our consolidated financial statements or cause us to fail to meet our periodic reporting obligations or cause our access to the capital markets to be impaired and have a material adverse effect on our business.

We have identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weaknesses are as follows:

- We did not design and maintain an effective control environment commensurate with our financial reporting requirements. Specifically, we did not maintain a sufficient complement of personnel with an appropriate degree of internal controls and accounting knowledge, experience, and training commensurate with our accounting and financial reporting requirements. Additionally, the lack of a sufficient complement of personnel resulted in an inability to consistently establish appropriate authorities and responsibilities in pursuit of our financial reporting objectives, as demonstrated by, among other things, insufficient segregation of duties in our finance and accounting functions. This material weakness contributed to the following additional material weaknesses.

- We did not design and maintain effective controls over the segregation of duties related to journal entries and account reconciliations. Specifically, certain personnel have the ability to both (i) create and post journal entries within our general ledger system and (ii) prepare and review account reconciliations.

- We did not design and maintain effective controls over the accounting and disclosure for debt and equity instruments. Specifically, we did not design and maintain effective controls over the accounting for the issuance and extinguishment of convertible note arrangements, warrants and common stock.

- We did not design and maintain effective controls over the accounting for inventory and related accounts. Specifically, we did not design and maintain effective controls over verifying the existence of inventory, the accuracy of purchases, manufacturing costs, and write-offs and the financial statement presentation of inventory and related accounts.

- We did not design and maintain effective controls over the accounting for contract assets and liabilities. Specifically, we did not design and maintain effective controls over the accuracy and the financial statement presentation of contract assets and liabilities, including variable consideration.

- We did not design and maintain effective controls over financial statement preparation, presentation and disclosure commensurate with our financial reporting requirements. Specifically, we did not design and maintain effective controls over the appropriate classification and presentation of accounts and disclosures in the consolidated financial statements.

These material weaknesses resulted in adjustments to accounts receivable, inventory, other current assets, current and non-current contract liabilities, accrued expenses and other current liabilities which were recorded prior to the issuance of the consolidated financial statements as of and for the years ended December 31, 2019, 2020 and 2021 and as of and for the interim periods ended September 30, 2021 and December 31, 2021. These material weaknesses also resulted in the revision of our consolidated financial statements for the year ended December 31, 2022 and as of and for the interim periods ended March 31, 2022, June 30, 2022, September 30, 2022, March 31, 2023, June 30, 2023, and September 30, 2023. Also, these material weaknesses resulted in an uncorrected misstatement to inventories and cost of revenue and adjustments to debt – current portion and long-term debt, other income, additional paid in capital, gain on fair value of warrants, interest expense, revenue and contract assets, and loss on debt extinguishment which were recorded prior to the issuance of the consolidated financial statements as of and for the year ended December 31, 2023. Additionally, these material weaknesses could result in a misstatement of substantially all of our accounts or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.

- We did not design and maintain effective controls over certain information technology ("IT") general controls for information systems that are relevant to the preparation of our consolidated financial statements. Specifically, we did not design and maintain effective:

  ○ user access controls to ensure appropriate segregation of duties and that adequately restrict user and privileged access to financial applications, programs, and data to appropriate company personnel; and

  ○ program change management controls to ensure that information technology program and data changes affecting certain financial IT applications and underlying accounting records are identified, tested, authorized and implemented appropriately.

These IT deficiencies did not result in a misstatement to the consolidated financial statements, however, the deficiencies, when aggregated, could impact maintaining effective segregation of duties, as well as the effectiveness of IT dependent controls (such as automated controls that address the risk of material misstatement to one or more assertions, along with the IT controls and underlying data that support the effectiveness of system-generated data and reports) that could result in misstatements potentially impacting all consolidated financial statement accounts

and disclosures that would not be prevented or detected. Accordingly, management has determined these deficiencies in the aggregate constitute a material weakness.

Although we intend to take measures to remediate these material weaknesses, there can be no assurance that the material weaknesses will be remediated on a timely basis or at all, or that additional material weaknesses will not be identified or occur in the future, which could result in material misstatements of our interim or annual consolidated financial statements. If we are unable to remediate the material weaknesses or additional material weaknesses are identified in the future, our ability to record, process and report financial information accurately, and to prepare consolidated financial statements within the time periods specified by the rules and forms of the SEC, could be adversely affected which, in turn, may adversely affect our reputation and business and the market price of our securities. In particular, if our consolidated financial statements are not accurate, investors may not have a complete understanding of our operations. Likewise, if our consolidated financial statements are not filed on a timely basis, we could be subject to sanctions or investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities. In either case, this could result in a material adverse effect on our business. Failure to timely file will cause us to be ineligible to utilize short form registration statements on Form S-3, which may impair our ability to obtain capital in a timely fashion to execute our business strategies or issue shares to effect an acquisition.

Some of our arrangements for additive manufacturing solutions contain customer-specific provisions that may impact the period in which we recognize the related revenues under GAAP.

Certain customers that purchase additive manufacturing solutions from us require specific, customized factors relating to their intended use of the solution or the installation of the product in the customers' facilities. These specific, customized factors are occasionally required by our customers to be included in our commercial agreements relating to the purchases. As a result, our responsiveness to our customers' specific requirements has the potential to impact the period in which we recognize the revenue relating to that additive manufacturing system sale.

Similarly, some of our customers must build or prepare facilities to install a subset of our additive manufacturing solutions, and the completion of such projects can be unpredictable, which can impact the period in which we recognize the revenue relating to that additive manufacturing solution sale.

We rely on our information technology systems to manage numerous aspects of our business and a disruption of these systems could adversely affect our business.

We rely on our information technology systems to manage numerous aspects of our business, including to efficiently purchase products from our suppliers, provide procurement and logistic services, ship products to our customers, manage our accounting and financial functions, including our internal controls, and maintain our R&D data. Our information technology systems are an essential component of our business and any disruption could significantly limit our ability to manage and operate our business efficiently. A failure of our information technology systems to perform properly could disrupt our supply chain, product development and customer experience, which may lead to increased overhead costs and decreased sales and have an adverse effect on our reputation and our financial condition.

Although we take steps and incur significant costs to secure our information technology systems, including our computer systems, intranet and internet sites, email and other telecommunications and data networks, our security measures may not be effective and our systems may be vulnerable to damage or interruption. The failure of any such systems or the failure of such systems to scale as our business grows could adversely affect our results of operations. Disruption to our information technology systems could result from power outages, computer and telecommunications failures, computer viruses, cyber-attack or other security breaches, catastrophic events such as fires, floods, earthquakes, tornadoes, hurricanes, acts of war, terrorism and usage errors by our employees.

We have engaged with third-party auditors to identify risk factors based on the NIST SP 800-171 framework (which provides recommended requirements for protecting the confidentiality of controlled unclassified information) that affect data security within our internal network and external products. These audits include

compliance reviews and penetration tests where applicable. A prioritized list of remediations to strengthen our security posture are in progress, and there are risks associated with unaddressed vulnerabilities in the meantime including risk of data loss, malware, and ransomware. We have taken steps to protect customer data within our products by applying strong encryption to files both in transit and at rest.

Our reputation and financial condition could be adversely affected if, as a result of a significant cyber-event or otherwise:

- our operations are disrupted or shut down;

- our or our customers' or employees' confidential, proprietary information is stolen or disclosed;

- we incur costs or are required to pay fines in connection with stolen customer, employee or other confidential information;

- we must dedicate significant resources to system repairs or increase cyber security protection; or

- we otherwise incur significant litigation or other costs.

If our computer systems are damaged or cease to function properly, or, if we do not replace or upgrade certain systems, we may incur substantial costs to repair or replace them and may experience an interruption of our normal business activities or loss of critical data. Any such disruption could adversely affect our reputation and financial condition.

We also rely on information technology systems maintained by third parties, including third-party cloud computing services and the computer systems of our suppliers for both our internal operations and our customer-facing infrastructure related to our additive manufacturing solutions. These systems are also vulnerable to the types of interruption and damage described above but we have less ability to take measures to protect against such disruptions or to resolve them if they were to occur. Information technology problems faced by third parties on which we rely could adversely impact our business and financial condition as well as negatively impact our brand reputation.

Our current levels of insurance may not be adequate for our potential liabilities.

We maintain insurance to cover our potential exposure for most claims and losses, including potential product and non-product related claims, lawsuits and administrative proceedings seeking damages or other remedies arising out of our commercial operations. However, our insurance coverage is subject to various exclusions, self-retentions and deductibles. We may be faced with types of liabilities that are not covered under our insurance policies, such as environmental contamination or terrorist attacks, or that exceed our policy limits. Even a partially uninsured claim of significant size, if successful, could have an adverse effect on our financial condition.

In addition, we may not be able to continue to obtain insurance coverage on commercially reasonable terms, or at all, and our existing policies may be cancelled or otherwise terminated by the insurer. Maintaining adequate insurance and successfully accessing insurance coverage that may be due for a claim can require a significant amount of our management's time, and we may be forced to spend a substantial amount of money in that process.

Changes in tax laws or tax rulings could materially affect our financial position, results of operations and cash flows.

The tax regimes we are subject to or operate under, including income and non-income taxes, are unsettled and may be subject to significant change. Changes in tax laws, regulations, or rulings, or changes in interpretations of existing laws and regulations, could materially affect our financial position and results of operations. For example, the 2017 Tax Cuts and Jobs Act (the "*Tax Act*") made broad and complex changes to the U.S. tax code, including changes to U.S. federal tax rates, additional limitations on the deductibility of interest, both positive and negative

changes to the utilization of future net operating loss ("*NOL*") carryforwards, allowing for the expensing of certain capital expenditures, and putting into effect the migration from a "worldwide" system of taxation to a more territorial system. Future guidance from the IRS with respect to the Tax Act may affect us, and certain aspects of the Tax Act could be repealed or modified in future legislation. The Coronavirus Aid, Relief, and Economic Security Act (the "*CARES Act*") has already modified certain provisions of the Tax Act. The Inflation Reduction Act of 2022 (the "*IRA*"), enacted on August 16, 2022, further amended the U.S. tax code, imposing a 15% minimum tax on "adjusted financial statement income" of certain corporations as well as an excise tax on the repurchase or redemption of stock by certain corporations, beginning in the 2023 tax year. In addition, it is uncertain if and to what extent various states will conform to the Tax Act, the CARES Act, the IRA or any newly enacted federal tax legislation. The issuance of additional regulatory or accounting guidance related to the Tax Act could materially affect our tax obligations and effective tax rate in the period issued. As we continue to expand internationally, we will be subject to other jurisdictions around the world with increasingly complex tax laws, the application of which can be uncertain. The amount of taxes we pay in these jurisdictions could increase substantially as a result of changes in the applicable tax principles, including increased tax rates, new tax laws or revised interpretations of existing tax laws and precedents, which could have an adverse impact on our liquidity and results of operations. In addition, the authorities in several jurisdictions could review our tax returns and impose additional tax, interest and penalties, which could have an impact on us and on our results of operations. In addition, many countries in Europe and a number of other countries and organizations, have recently proposed or recommended changes to existing tax laws or have enacted new laws that could significantly increase our tax obligations in the countries where we do or intend to do business or require us to change the manner in which we operate our business.

As we expand the scale of our international business activities, these types of changes to the taxation of our activities could increase our worldwide effective tax rate, increase the amount of taxes imposed on our business, and harm our financial position. Such changes also may apply retroactively to our historical operations and result in taxes greater than the amounts estimated and recorded in our consolidated financial statements.

Some members of our management have limited experience in operating a public company.

Some of our executive officers have limited experience in the management of a publicly traded company. Our management team may not successfully or effectively manage the significant public company regulatory oversight and reporting obligations under federal securities laws. Our limited experience in dealing with the increasingly complex laws pertaining to public companies could be a significant disadvantage in that it is likely that an increasing amount of their time may be devoted to these activities, which will result in less time being devoted to the management and growth of the company. We may not have adequate personnel with the appropriate level of knowledge, experience and training in the accounting policies, practices or internal control over financial reporting required of public companies. The development and implementation of the standards and controls and the hiring of experienced personnel necessary to achieve the level of accounting standards required of a public company may require costs greater than expected.

Market conditions, economic uncertainty or downturns could adversely affect our business and operating results.

In recent years, the United States and other significant markets have experienced cyclical downturns and worldwide economic conditions remain uncertain, including as a result of outbreaks of epidemic diseases (including COVID-19 and variants), supply chain disruptions, the war in Ukraine and the war in Israel, instability in the U.S. and global banking systems, rising fuel prices, increasing interest rates or foreign exchange rates and, as discussed in more detail below, high inflation and the possibility of a recession. Economic uncertainty and associated macroeconomic conditions make it extremely difficult for our customers and us to accurately forecast and plan future business activities, and could cause our customers to slow spending on our products, which could delay and lengthen sales cycles.

A significant downturn in economic activity, or general spending on additive manufacturing systems, may cause our current or potential customers to react by reducing their capital and operating expenditures in general or by specifically reducing their spending on additive manufacturing systems and related technologies. Moreover,

competitors may respond to challenging market conditions by lowering prices and attempting to lure away our customers.

We cannot predict the timing, strength, or duration of any economic slowdown or any subsequent recovery generally, or in any industry. If the conditions in the general economy and the markets in which we operate worsen from present levels, our business, financial condition, and operating results could be adversely affected.

For example, instability in the U.S. banking system has resulted in the failure of several U.S. banks during 2023, including the closure of Silicon Valley Bank by banking regulators in March 2023. If other banks and financial institutions enter receivership or become insolvent in the future in response to financial conditions affecting the banking system and financial markets, our ability to access our existing cash, cash equivalents and investments or to access financing may be threatened, which could have a material adverse effect on our business and financial condition.

We may be adversely affected by the effects of inflation or possible stagflation.

Inflation or possible stagflation in the United States and other regions has the potential to adversely affect our liquidity, business, financial condition and operating results. For example, our current and potential customers may choose to limit their spending on and budgets for our additive manufacturing systems as a response to decreased spending by their own customers and consumers. The existence of inflation in certain economies has resulted in, and may continue to result in, higher interest rates and foreign exchange rates and capital costs, increased costs of labor, weakening exchange rates and other similar effects. Although we may take measures to mitigate the impact of this inflation, if these measures are not effective, our business, financial condition, operating results and liquidity may be materially adversely affected. Even if such measures are effective, there could be a difference between the timing of when these beneficial actions impact our operating results and when the cost of inflation is incurred. Inflation and any economic challenges may also adversely impact spending patterns by our customers.

Changes in financial accounting standards or practices as well as interpretations thereof may cause adverse, unexpected financial reporting fluctuations and affect our results of operations.

The accounting rules and regulations that we must comply with are complex and subject to interpretation by the Financial Accounting Standards Board (the "*FASB*"), the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. Recent actions and public comments from the FASB and the SEC have focused on the integrity of financial reporting and internal controls. In addition, many companies' accounting policies and treatment are being subjected to heightened scrutiny by regulators and the public. Further, accounting rules and regulations as well as their interpretations are continually changing in ways that could materially impact our consolidated financial statements.

We cannot predict the impact of future changes to accounting principles or interpretations thereof or our accounting policies on our consolidated financial statements going forward, which could have a significant effect on our reported financial results and could affect the reporting of transactions completed before the announcement of the change.

Risks Related to Third Parties

We could be subject to personal injury, property damage, product liability, warranty and other claims involving allegedly defective products that we supply.

The products we supply are sometimes used in potentially hazardous or critical applications, such as the assembled parts of an aircraft, that could result in death, personal injury, property damage, loss of production, punitive damages and consequential damages. While we have not experienced any such claims to date, actual or

claimed defects in the products we supply could result in our being named as a defendant in lawsuits asserting potentially large claims.

We attempt to include legal provisions in our agreements and purchase orders with customers that are designed to limit our exposure to potential liability for damages arising from defects or errors in our products. However, it is possible that these limitations may not be effective as a result of unfavorable judicial decisions or laws enacted in the future. Any such lawsuit, regardless of merit, could result in material expense, diversion of management time and efforts and damage to our reputation, and could cause us to fail to retain or attract customers, which could adversely affect our results of operations.

We depend on independent contractors and third parties to provide key services in our product development and operations, and any disruption of their services, or an increase in cost of these services, could negatively impact our financial condition and results of operations.

We depend on subcontractors to provide cost effective and efficient services in supply chain functions, including sourcing certain subcomponents and assemblies, and in product development activities.

Our operations and operating results may be negatively impacted if we experience problems with our subcontractors that impact the delivery of product to our customers. These problems may include: delays in software or hardware development timelines, prolonged inability to obtain components with competitive performance and cost attributes; inability to achieve adequate yields or timely delivery; inability to meet customer timelines or demands, disruption or defects in assembly, test or shipping services; or delays in stabilizing manufacturing processes or ramping up volume for new products. If our third-party supply chain providers were to reduce or discontinue services for us or their operations are disrupted as a result of a fire, earthquake, act of terrorism, political unrest, governmental uncertainty, war, disease, or other natural disaster or catastrophic event, weak economic conditions or any other reason, our financial condition and results of operations could be adversely affected.

We may rely heavily on future collaborative and supply chain partners.

We have entered into, and may enter into, strategic collaborations and partnerships to develop and commercialize our current and future R&D programs with other companies to accomplish one or more of the following:

- obtain capital, equipment and facilities;

- obtain expertise in relevant markets;

- obtain access to components;

- obtain sales and marketing services or support; and/or

- obtain support services and other downstream supply chain support.

We may not be successful in establishing or maintaining suitable collaborations and partnerships, and we may not be able to negotiate collaboration or partnership agreements having terms satisfactory to us, or at all. Failure to make or maintain these arrangements or a delay or failure in a collaborative partner's performance under any such arrangements could harm our business and financial condition.

If our suppliers become unavailable or inadequate, our customer relationships, results of operations and financial condition may be adversely affected.

We acquire certain of our materials, which are critical to the ongoing operation and future growth of our business, from several third parties. We face risks from financial difficulties or other uncertainties experienced by our suppliers, distributors or other third parties on which we rely. We do not have long-term agreements with any of

these suppliers that obligate them to continue to sell components, subsystems, systems or products to us. Our reliance on these suppliers involves significant risks and uncertainties, including whether the suppliers will provide an adequate supply of required components, subsystems or systems of sufficient quality will increase prices for the components, subsystems or systems and will perform their obligations on a timely basis. In addition, certain suppliers have long lead times, which we cannot control. If third parties are unable to supply us with required materials or components or otherwise assist us in operating our business, our business could be harmed. In addition, compliance with the SEC's conflict minerals regulations may increase our costs and adversely impact the supply-chain for our products.

While most manufacturing equipment and materials for our products are available from multiple suppliers, certain of those items are only available from limited sources. Should any of these suppliers become unavailable or inadequate, or impose terms unacceptable to us, such as increased pricing terms, we could be required to spend a significant amount of time and expense to develop alternate sources of supply, and we may not be successful in doing so on terms acceptable to us, or at all. As a result, the loss of a limited source supplier could adversely affect our relationship with our customers, as well as our results of operations and financial condition.

Our facility as well as our suppliers' and our customers' facilities are vulnerable to disruption due to natural or other disasters, strikes and other events beyond our control.

A major earthquake, fire, tsunami, hurricane, cyclone or other disaster, such as a pandemic, major flood, seasonal storms, nuclear event or terrorist attack affecting our facility or the area in which it is located, or affecting those of our suppliers or customers, could significantly disrupt our or their operations and delay or prevent product shipment or installation during the time required to repair, rebuild or replace our or their damaged manufacturing facilities. Moreover, extreme weather and other natural disasters may become more intense or more frequent. Any resulting delays from these events could be lengthy and costly. If any of our suppliers' or customers' facilities are negatively impacted by such a disaster, production, shipment and installation of our 3D printing machines could be delayed, which can impact the period in which we recognize the revenue related to that 3D printing machine sale. Additionally, customers may delay purchases of our products until operations return to normal. Even if we are able to respond quickly to a disaster, the continued effects of the disaster could create uncertainty in our business operations. In addition, concerns about terrorism, the effects of a terrorist attack, political turmoil, labor strikes, war (including the Ukrainian - Russia and the Israel - Hamas conflicts) or the outbreak of epidemic diseases (including the outbreak of COVID-19 and variants) could have a negative effect on our operations and sales.

Risks Related to Operations

We operate primarily at one facility location, and any disruption at our facility could adversely affect our business and operating results.

Our principal offices are located in Fremont, California. Substantially all of our R&D activities, customer and technical support, management and administrative operations, and our final assembly and testing operations are conducted at the facility in Fremont, California. Our inventory of component supplies, subassemblies and finished goods are held at our Fremont facility and third-party warehouses. We take precautions to safeguard our facility, including acquiring insurance, employing back-up generators, adopting health and safety protocols and utilizing off-site storage of computer data. However, vandalism, terrorism or a natural or other disaster, such as an earthquake, fire or flood, could damage or destroy our manufacturing equipment or our inventory of component supplies or finished goods, cause substantial delays in our operations, result in the loss of key information and cause us to incur additional expenses. Recent prolonged power outages due to California wildfires may cause substantial delays in our operations and the impact of these wildfires and other natural disasters may be exacerbated in the future as a result of climate change. Our insurance may not cover our losses in any particular case. In addition, regardless of the level of insurance coverage, damage to our facilities may have a material adverse effect on our business, financial condition and operating results.

Maintenance, expansion and refurbishment of our facilities, the construction of new facilities and the development and implementation of new manufacturing processes involve significant risks.

Our existing facilities and any of our future facilities may require regular or periodic maintenance, upgrading, expansion, refurbishment or improvement. Any unexpected operational or mechanical failure, including failure associated with breakdowns and forced outages, could reduce our facilities' production capacity below expected levels, which would reduce our production capabilities and ultimately our revenues. Unanticipated capital expenditures associated with maintaining, upgrading, expanding, repairing, refurbishing or improving our facilities may also reduce our profitability. Our facilities also may be subject to unanticipated damage as a result of natural disasters, terrorist attacks or other events.

If we make any major modifications to our facilities, such modifications likely would result in substantial additional capital expenditures and could prolong the time necessary to bring the facility online. We also may choose to refurbish or upgrade our facilities based on our assessment that such activity will provide adequate financial returns. However, such activities require time for development and capital expenditures before commencement of commercial operations, and key assumptions underpinning a decision to make such an investment may prove incorrect, including assumptions regarding construction costs and timing, which could harm our business, financial condition, results of operations and cash flows.

Finally, we may not be successful or efficient in developing or implementing new production processes. Innovation in production processes involves significant expense and carries inherent risks, including difficulties in designing and developing new process technologies, development and production timing delays, and product defects. Disruptions in the production process can also result from errors, defects in materials, delays in obtaining or revising operating permits and licenses, returns of product from customers, interruption in our supply of materials or resources, and disruptions at our facilities due to accidents, maintenance issues, or unsafe working conditions, all of which could affect the timing of production ramps. Production issues can lead to increased costs and may affect our ability to meet product demand, which could adversely impact our business and results from operations.

Risks Related to Compliance Matters

We are subject to U.S. and other anti-corruption laws, trade controls, economic sanctions and similar laws and regulations. Our failure to comply with these laws and regulations could subject us to civil, criminal and administrative penalties and harm our reputation.

Doing business on a worldwide basis requires us to comply with the laws and regulations of the U.S. government and various foreign jurisdictions. These laws and regulations place restrictions on our operations, trade practices, partners and investments.

In particular, our operations are subject to U.S. and foreign anti-corruption and trade control laws and regulations, such as the FCPA and the Bribery Act, export controls and economic sanctions programs, including those administered by the U.S. Treasury Department's Office of Foreign Assets Control ("*OFAC*"), the State Department's Directorate of Defense Trade Controls ("*DDTC*") and the Bureau of Industry and Security ("*BIS*") of the Department of Commerce. As a result of doing business in foreign countries and with foreign customers, we are exposed to a heightened risk of violating anti-corruption and trade control laws and sanctions regulations.

As part of our business, we may deal with state-owned business enterprises, the employees of which are considered foreign officials for purposes of the FCPA's prohibition on providing anything of value to foreign officials for the purposes of obtaining or retaining business or securing any improper business advantage. In addition, the provisions of the Bribery Act extend beyond bribery of foreign public officials and also apply to transactions with individuals that a government does not employ. Some of the international locations in which we operate lack a developed legal system and have higher than normal levels of corruption. Our continued expansion outside the U.S., primarily in Europe, South-East Asia and Oceania, and our development of new partnerships worldwide, could increase the risk of FCPA, OFAC or Bribery Act violations in the future.

As an exporter, we must comply with various laws and regulations relating to the export of products and technology from the U.S. and other countries having jurisdiction over our operations. In the United States, these laws include the International Traffic in Arms Regulations ("*ITAR*") administered by the DDTC, the Export Administration Regulations ("*EAR*") administered by the BIS and trade sanctions against embargoed countries and destinations administered by OFAC. The EAR governs products, parts, technology and software which present military or weapons proliferation concerns, so-called "dual use" items, and ITAR governs military items listed on the United States Munitions List. Prior to shipping certain items, we must obtain an export license or verify that license exemptions are available. Any failures to comply with these laws and regulations could result in fines, adverse publicity and restrictions on our ability to export our products, and repeat failures could carry more significant penalties.

Violations of anti-corruption and trade control laws and sanctions regulations are punishable by civil penalties, including fines, denial of export privileges, injunctions, asset seizures, debarment from government contracts and revocations or restrictions of licenses, as well as criminal fines and imprisonment and could harm our reputation, create negative shareholder sentiment and affect the value of our securities. We have established policies and procedures designed to assist our compliance with applicable U.S. and international anti-corruption and trade control laws and regulations, including the FCPA, the Bribery Act and trade controls and sanctions programs administered by OFAC, the DDTC and BIS, and have trained our employees to comply with these laws and regulations. However, there can be no assurance that all of our employees, consultants, agents or other associated persons will not take actions in violation of our policies and these laws and regulations. Additionally, there can be no assurance that our policies and procedures will effectively prevent us from violating these regulations in every transaction in which we may engage or provide a defense to any alleged violation. In particular, we may be held liable for the actions that our joint venture partners take inside or outside of the United States, even though our partners may not be subject to these laws. Such a violation, even if our policies prohibit it, could have an adverse effect on our reputation, business, financial condition and results of operations. In addition, various state and municipal governments, universities and other investors maintain prohibitions or restrictions on investments in companies that do business with sanctioned countries, persons and entities, which could adversely affect our reputation, business, financial condition and results of operations.

We are subject to environmental, health and safety laws and regulations related to our operations and the use of our additive manufacturing systems and consumable materials, which could subject us to compliance costs and/ or potential liability in the event of non-compliance.

We are subject to various environmental laws and regulations governing our operations, including, but not limited to, emissions into the air and water and the use, handling, disposal and remediation of hazardous substances. A certain risk of environmental liability is inherent in our production activities. These laws and regulations govern, among other things, the generation, use, storage, registration, handling and disposal of chemicals and waste materials, the presence of specified substances in electrical products, the emission and discharge of hazardous materials into the ground, air or water, the cleanup of contaminated sites, including any contamination that results from spills due to our failure to properly dispose of chemicals and other waste materials and the health and safety of our employees. Under these laws, regulations and requirements, we also could be subject to liability for improper disposal of chemicals and waste materials, including those resulting from the use of our systems and accompanying materials by end-users. Accidents or other incidents that occur at our facilities or involve our personnel or operations could result in claims for damages against us. Compliance with extensive environmental, health and safety laws could require material expenditures, changes in our operations or site remediation. In addition, we use hazardous materials in our business, and we must comply with environmental laws and regulations associated therewith. Any claims relating to improper handling, storage or disposal of these materials or noncompliance with applicable laws and regulations could be time consuming and costly and could adversely affect our business and results of operations.

In the event we are found to be financially responsible, as a result of environmental or other laws or by court order, for environmental damages alleged to have been caused by us or occurring on our premises, we could be required to pay substantial monetary damages or undertake expensive remedial obligations. If our operations fail to comply with such laws or regulations, we may be subject to fines and other civil, administrative or criminal sanctions, including the revocation of permits and licenses necessary to continue our business activities. In addition, we may be required to pay damages or civil judgments in respect of third-party claims, including those relating to personal injury (including exposure to hazardous substances that we generate, use, store, handle, transport, manufacture or dispose of), property damage or contribution claims. Some environmental laws allow for strict, joint and several liabilities for remediation costs, regardless of fault. We may be identified as a potentially responsible party under such laws. The amount of any costs, including fines or damages payments that we might incur under such circumstances could substantially exceed any insurance we have to cover such losses. Any of these events, alone or in combination, could have a material adverse effect on our business, financial condition and results of operations and could adversely affect our reputation.

The export of our products internationally from our production facilities subjects us to environmental laws and regulations concerning the import and export of chemicals and hazardous substances such as the United States Toxic Substances Control Act and the Registration, Evaluation, Authorization and Restriction of Chemical Substances. These laws and regulations require the testing and registration of some chemicals that we ship along with, or that form a part of, our systems and other products. If we fail to comply with these or similar laws and regulations, we may be required to make significant expenditures to reformulate the chemicals that we use in our products and materials or incur costs to register such chemicals to gain and/or regain compliance. Additionally, we could be subject to significant fines or other civil and criminal penalties should we not achieve such compliance.

The cost of complying with current and future environmental, health and safety laws applicable to our operations, or the liabilities arising from past releases of, or exposure to, hazardous substances, may result in future expenditures. Any of these developments, alone or in combination, could have an adverse effect on our business, financial condition and results of operations.

Aspects of our business are subject to privacy, data use and data security regulations, which could increase our costs.

We collect personally identifiable information from our employees, prospects, and our customers. Privacy and security laws and regulations may limit the use and disclosure of certain information and require us to adopt certain

cybersecurity and data handling practices that may affect our ability to effectively market our services to current, past or prospective customers. We must comply with privacy laws in the United States, Europe and elsewhere, including the General Data Protection Regulations ("*GDPR*") in the European Union ("*EU*"), which became effective May 25, 2018, and the California Privacy Rights Act, which became effective on January 1, 2023. Further, in connection with its withdrawal from the EU, the United Kingdom has implemented the GDPR as of January 1, 2021 (as it existed on December 31, 2020 but subject to certain UK-specific amendments). These laws create new individual privacy rights and impose increased obligations, including disclosure obligations, on companies handling personal data. In many jurisdictions, consumers must be notified in the event of a data security breach, and such notification requirements continue to increase in scope and cost. Privacy and security laws and regulations may limit the use and disclosure of certain information and require us to adopt certain cybersecurity and data handling practices that may affect our ability to effectively market our services to current, past or prospective customers. While we have invested in, and intend to continue to invest in, resources to comply with these standards, we may not be successful in doing so, and any such failure could have an adverse effect on our business, results of operations and reputation.

As privacy, data use and data security laws are interpreted and applied, compliance costs may increase, particularly in the context of ensuring that adequate data protection and data transfer mechanisms are in place. In recent years, there has been increasing regulatory enforcement and litigation activity in this area in the United States and in various other countries in which we operate.

Risks Related to Intellectual Property

Our business relies on technological and other innovations embodied in various forms of proprietary information and other intellectual property ("IP") related information. Our failure to protect our IP rights could potentially harm our competitive advantages to an extent (e.g., with respect to the use, manufacturing, lease, sale, or other commercialization of our processes, technologies and products), which may have an adverse effect on our results of operations and financial condition.

We may be required to make significant capital investments into the R&D of proprietary information and other IP as we develop, improve and scale our processes, technologies and products, and failure to fund and make these investments, or underperformance of the technology funded by these investments, could severely impact our business, financial condition, results of operations and prospects. From time to time, we collaborate with partners on certain R&D activities and the success of such R&D activities is aided by the cooperation of such partners.

In addition, our failure to adequately protect our IP rights could result in the reduction or loss of our competitive advantage. We may be unable to prevent third parties from using our proprietary information and other IP without our authorization or from independently developing proprietary information and other IP that is similar to ours, particularly in those countries where the laws do not protect our proprietary rights to the same degree as in the U.S. or those countries where we do not have IP rights protection. The use of our proprietary information and other IP by others could reduce or eliminate competitive advantages that we have developed, potentially causing us to lose sales, licensing opportunities, actual or potential customers, or otherwise harm our business. If it becomes necessary for us to litigate to protect these IP rights, any proceedings could be burdensome and costly, could result in counterclaims challenging our IP (including validity or enforceability) or accusing us of infringement, and we may not prevail.

Our patent applications and issued patents may be practiced by third parties without our knowledge. Our competitors may also attempt to design around our patents or copy or otherwise obtain and use our proprietary information and other IP. Moreover, our competitors may already hold or have applied for patents in the U.S. or abroad that, if enforced, could possibly prevail over our patent rights or otherwise limit our ability to manufacture, sell or otherwise commercialize one or more of our products in the U.S. or abroad. With respect to our pending patent applications, we may not be successful in securing issued patents, or the claims of such patents may be narrowed, any of which may limit our ability to protect inventions that these applications were intended to cover, which could harm our ability to prevent others from exploiting our technologies and commercializing products similar to our products. In addition, the expiration of a patent can result in increased competition with consequent erosion of profit margins.

Our confidentiality agreements could be breached or may not provide meaningful protection for at least a portion of our trade secrets or proprietary manufacturing expertise. Adequate remedies may not be available in the event of an unauthorized use or disclosure of our trade secrets and manufacturing expertise. Violations by others of our confidentiality agreements and the loss of employees who have specialized knowledge and expertise could harm our competitive position resulting from the exclusive nature of such knowledge and expertise and cause our sales and operating results to decline as a result of increased competition. In addition, others may obtain knowledge of our trade secrets through independent development or other access by legal means.

The applicable governmental authorities may not approve our pending service mark and trademark applications. A failure to obtain trademark registrations in the U.S. and in other countries could limit our ability to obtain and retain our trademarks in those jurisdictions. Moreover, third parties may seek to oppose our applications or otherwise challenge the resulting registrations. In the event that our trademarks are not approved or are successfully challenged by third parties, we could be forced to rebrand our products, which could result in loss of brand recognition and could require us to devote significant resources to rebranding and advertising and marketing new brands. We could be sued by third parties who, unbeknown to us and to government agencies allowing for registration of our trademark, previously used our registered trademark in the market before we did.

The failure of any of our patents, trademarks, trade names, trade secrets, other IP rights, IP right assignments, or confidentiality agreements to protect our proprietary information and other IP, including our processes, systems, apparatuses, devices, software, composition of matter (e.g., 3D objects), our other proprietary manufacturing expertise, and any other of our technology and know-how, could have a material adverse effect on our business and results of operations.

Third-party lawsuits and assertions to which we are subject alleging our infringement of patents, trade secrets or other IP rights may have a significant adverse effect on our financial condition.

Third parties may own issued patents and pending patent applications that exist in fields relevant to additive manufacturing or any other technology related to our products. Some of these third parties may assert that we are employing their proprietary technology without authorization. There may be third-party patents or patent applications with claims related to additive manufacturing or any other technology related to our products. Because patent applications can take many years to issue as patents, there may be currently pending patent applications which may later result in issued patents that our technologies may potentially infringe in the future. In addition, third parties may obtain patents in the future and claim that our technologies infringe upon these obtained patents. Any third-party lawsuits or other assertion to which we are subject alleging our infringement of patents, trade secrets or any other IP rights may have a significant adverse effect on our financial condition.

We may incur substantial costs enforcing and defending our IP rights.
We may incur substantial expense and costs in protecting, enforcing and defending our IP rights against third parties. IP disputes may be costly and can be substantially disruptive to our business operations by diverting attention and energies of management and key technical personnel and by increasing our costs of doing business. Third-party IP claims asserted against us could subject us to significant liabilities, require us to enter into royalty and licensing arrangements on unfavorable terms, prevent us from assembling or licensing certain of our products, subject us to injunctions restricting our sale of products, cause severe disruptions to our operations or the marketplaces in which we compete or require us to satisfy indemnification commitments with our customers, including contractual provisions under various license arrangements. In addition, we may incur significant costs in acquiring the necessary third-party IP rights for use in our products. Any and all of these could have an adverse effect on our business and financial condition.

If we are unable to adequately protect or enforce our IP rights, such information may be used by others to compete against us.

We have devoted substantial resources to the development of our technology and related IP rights. Our success and future revenue growth will depend, in part, on our ability to protect the various facets of our IP. We rely on a

combination of registered and unregistered IP and protect our rights using patents, trademarks, trade secrets, confidentiality agreements, and assignment of invention agreements and other methods.

Despite our efforts to protect our IP and proprietary rights, it is possible that competitors or other unauthorized third parties may obtain, copy, use or disclose our technologies, inventions, processes, improvements, or any other IP. We cannot assure that any of our existing or future patents or other IP rights will not be challenged, invalidated, circumvented, or will otherwise provide us with meaningful protection. Our pending patent applications may not be granted, and we may not be able to obtain foreign patents or pending applications corresponding to our U.S. patents. Even if foreign patents are granted, effective enforcement in foreign countries may not be available.

Our trade secrets, know-how and other unregistered proprietary rights are a key aspect of our IP portfolio. While we take reasonable steps to protect our proprietary information and IP in trade secrets and other forms of confidential information protection, and enter into confidentiality agreements and invention assignment agreements intended to protect such rights, such agreements can be difficult and costly to enforce or may not provide adequate remedies if violated, and we may have inadvertently not have entered into such agreements with all relevant parties, or some of the agreements may prove invalid in all jurisdictions. Such agreements may be breached, and trade secrets or confidential information may be willfully or unintentionally disclosed, including by employees who may leave our company and join our competitors, or our competitors or other parties may learn of the information in some other way. The disclosure to, or independent development by, a competitor of our proprietary information and IP including trade secrets, know-how or other technology related information not protected by a patent or other IP system could materially reduce or eliminate any competitive advantage that we may have over such competitor.

If our patents and other forms of IP protection do not adequately protect our technology, our competitors may be able to offer products similar to ours. Our competitors may also be able to develop similar technology independently, reverse engineer our technology, or design around our patents and other forms of IP protection. Any of the foregoing events would lead to increased competition and reduce our revenue or gross margin, which would adversely affect our operating results.

If we attempt enforcement of our IP rights, we may be subject or party to claims, negotiations or complex, protracted litigation. IP disputes and litigation, regardless of merit, can be substantially costly and disruptive to our business operations, e.g., by diverting attention and energies of management and key technical personnel and by increasing our costs of doing business. Any of the foregoing could adversely affect our business and financial condition.

As part of any settlement or other compromise to avoid complex, protracted litigation, we may agree not to pursue future claims against a third party, including related to alleged infringement of our IP rights. Part of any settlement or other compromise with another party may resolve a potentially costly dispute but may also have future repercussions on our ability to defend and protect our IP rights, which in turn could adversely affect our business.

Our additive manufacturing software contains third-party open-source software components, and failure to comply with the terms of the underlying open-source software licenses could restrict our ability to sell our products.

Our additive manufacturing software contains components that are licensed under so-called "open-source," "free," or other similar licenses. Open-source software is made available to the general public on an "as-is" basis under the terms of a non-negotiable license. We currently combine our proprietary software with open-source software, but not in a manner that we believe requires the release of the source code of our proprietary software to the public. We do not plan to integrate our proprietary software with open-source software in ways that would require the release of our proprietary software's source code to the public; however, our use and distribution of open-source software may entail greater risks than use of third-party commercial software. Open-source licensors generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the code. In addition, if we combine our proprietary software with open-source software in a certain manner, we could, under certain open-source licenses, be required to release to the public or remove the source code of our proprietary software. We may also face claims alleging noncompliance with open-source license terms or

infringement or misappropriation of proprietary software. These claims could result in litigation, require us to purchase a costly license, or remove the software. In addition, if the license terms for open-source software that we use change, we may be forced to re-engineer our solutions, incur additional costs or discontinue the sale of our offerings if re-engineering could not be accomplished on a timely basis. Although we monitor our use of open-source software to avoid subjecting our offerings to unintended conditions, there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to commercialize our offerings. We cannot guarantee that we have incorporated open-source software in our software in a manner that will not subject us to liability or in a manner that is consistent with our current policies and procedures.

Risks Related to Our Notes

The terms of the Notes restrict our current and future operations. Upon an event of default, we may not be able to make any accelerated payments under the Notes or our other permitted indebtedness.

As of December 31, 2023, we had approximately $36.7 million aggregate principal amount of the Secured Notes outstanding. In addition, we have granted the holders of the Secured Notes the right to purchase up to an additional $35.0 million in aggregate principal amount of our senior secured convertible notes due 2026 (the "*Additional Secured Convertible Notes*") so long as the notice to exercise such option is provided no later than the August 14, 2025. We refer to the Secured Notes and the Secured Convertible Notes collectively as the "*Notes*."

The Secured Notes contain, and the Additional Secured Convertible Notes if issued will contain, a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interest. In particular, the Secured Notes contain, and the Additional Secured Convertible Notes if issued will contain, customary affirmative and negative covenants (including covenants that limit our ability to incur debt, make investments, transfer assets, engage in certain transactions with affiliates and merge with other companies, in each case, other than those permitted by the Notes) and events of default. Furthermore, we will be required to maintain a minimum of $30.0 million of unrestricted cash and cash equivalents under the Additional Secured Convertible Notes, if issued. Further, the Secured Notes require us, and the Additional Secured Convertible Notes if issued will require us, to maintain minimum levels of Available Cash (as defined in the Notes), calculated monthly based on a rolling three-month lookback period beginning with the three-month period ending on December 31, 2023, specified in the Notes. Our ability to meet the financial tests under the Notes can be affected by events beyond our control, and we may be unable to meet them.

A breach of the covenants or restrictions under the Notes or under the agreements governing any of our other permitted indebtedness could result in an event of default under the applicable indebtedness. Such a default may allow holders of the Notes or the holders or lenders of our other permitted indebtedness, as appropriate, to accelerate the related indebtedness, which may result in the acceleration of other indebtedness to which a cross-acceleration or cross-default provision applies. In addition, such lenders or holders could terminate commitments to lend money, if any. Furthermore, if we were unable to repay the Notes or other permitted indebtedness, then due and payable, secured lenders could proceed against the assets, if any, securing such indebtedness. In the event such lenders or holders accelerate the repayment of the Notes or our other permitted borrowings, we may not have sufficient assets to repay that indebtedness. A default would also significantly diminish the market price of our common stock and our public warrants.

In particular, as described in more detail in "*Management's Discussion and Analysis—Recent Developments*," we were not in compliance with a minimum revenue covenant under our then outstanding Secured Convertible Notes, which required us to repay and restructure our indebtedness thereunder, and we also amended certain terms of the Secured Notes. However, we may not be able to obtain any necessary waivers or amendments or otherwise restructure our outstanding indebtedness on favorable terms or at all to the extent we breach any covenants in the future.

Furthermore, as a result of these restrictions, we may be limited in how we conduct and grow our business, or unable to compete effectively or to take advantage of new business opportunities. These restrictions may affect our ability to grow in accordance with our strategy.

Servicing the Notes requires a significant amount of cash, and we may not have sufficient cash flow from our business to pay our obligations under the Notes or our other permitted indebtedness.

Our ability to make scheduled payments of principal or to pay interest on or to refinance the Notes or our other permitted indebtedness depends on our future performance and our ability to obtain future financing, which are subject to economic, financial, competitive and other factors, some of which are beyond our control. As of December 31, 2023, we had outstanding $36.7 million of Secured Notes, and the terms of the Secured Notes require us to pay approximately $44.0 million to repay the full principal amount of the Secured Notes at maturity or any other time. On the first day of each three-month period beginning on July 1, 2024 (a "*Partial Redemption Date*"), we are required to redeem $8,750,000 of the principal amount of the Secured Notes for a repayment price of $10,500,000, plus accrued and unpaid interest, unless the holders cancel such redemption.

Further, if we issue the full $35.0 million of the Additional Secured Convertible Notes, the terms of the Additional Secured Convertible Notes will require us to pay approximately $40.3 million to repay the full principal amount of the Additional Secured Convertible Notes at maturity or any other time, and the holders of the Additional Secured Convertible Notes will have the right to require us to redeem $8,750,000 of the principal amount of the Additional Secured Convertible Notes for a repayment price of $10,062,500, plus accrued and unpaid interest, on a Partial Redemption Date.

Our business may not generate cash flow from operations in the future sufficient to satisfy our obligations under the Notes or our other permitted indebtedness and, in particular, we expect that we will need to engage in additional financings to fund our operations in the near term, the terms of which may be onerous or highly dilutive. If we are unable to generate such cash flow and obtain such additional financing, we may be required to adopt one or more alternatives, such as reducing or delaying investments or capital expenditures, selling assets, or refinancing or restructuring our indebtedness on terms that may be unfavorable. We may not prepay the Notes without the consent of the holders, and our ability to refinance the Notes or our other permitted indebtedness will also depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on the Notes or our other indebtedness.

Conversion of any Additional Secured Convertible Notes may dilute the ownership interest of existing stockholders or may otherwise depress the price of our common stock.

If we issue any Additional Secured Convertible Notes, the conversion of such Notes will dilute the ownership interests of existing stockholders to the extent we deliver shares upon conversion of such Notes. Any sales in the public market of the common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. In addition, if we issue any Additional Secured Convertible Notes, the existence of such Notes may encourage short selling by market participants because the conversion of such Notes could be used to satisfy short positions, or anticipated conversion of such Notes into shares of our common stock could depress the price of our common stock.

Risks Related to Our Common Stock and Our Public Warrants

Warrant holders may only be able to exercise their public warrants on a "cashless basis" under certain circumstances, and if such warrant holders do so, they will receive fewer shares of common stock from such exercise than if they were to exercise such warrants for cash.

The warrant agreement governing the public warrants and the private placement warrants provides that in the following circumstances holders of the public warrants who seek to exercise their warrants will not be permitted to do for cash and will, instead, be required to do so on a cashless basis in accordance with Section 3(a)(9) of the Securities Act: (i) if the shares of common stock issuable upon exercise of the warrants are not registered under the Securities Act in accordance with the terms of the warrant agreement; (ii) if we have so elected and the shares of common stock are at the time of any exercise of a warrant are not listed on a national securities exchange such that they satisfy the definition of "covered securities" under Section 18(b)(1) of the Securities Act; and (iii) if we have so elected and we call the public warrants for redemption. If warrant holders exercise their public warrants on a

cashless basis, they would pay the warrant exercise price by surrendering all of the warrants for that number of common stock equal to the quotient obtained by dividing (x) the product of the number of common stock underlying the warrants, multiplied by the excess of the "fair market value" of our common stock (as defined in the next sentence) over the exercise price of the warrants by (y) the fair market value. The "fair market value" is the average reported last sale price of the common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of exercise is received by the warrant agent or on which the notice of redemption is sent to the holders of warrants, as applicable. As a result, warrant holders would receive fewer shares of common stock from such exercise than if they were to exercise such warrants for cash.

We are an emerging growth company and a smaller reporting company within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to "emerging growth companies" or "smaller reporting companies," this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.

We are an "emerging growth company" within the meaning of the Securities Act, as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies," including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, our stockholders may not have access to certain information they may deem important. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our common stock held by non-affiliates exceeds $700 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict whether investors will find our securities less attractive because we will rely on these exemptions. If some investors find our securities less attractive as a result of our reliance on these exemptions, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the trading prices of our securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our consolidated financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Additionally, we are a "smaller reporting company" as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited consolidated financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (i) the market value of our common stock held by nonaffiliates exceeds $250 million as of the prior June 30 or (ii) our annual revenues exceeded $100 million during such completed fiscal year and the market value of our common stock held by non-affiliates exceeds $700 million as of the prior June 30. To the extent we take advantage of such reduced disclosure obligations, it may also make comparison of our consolidated financial statements with other public companies difficult or impossible.

The public warrants and the private placement warrants are accounted for as liabilities and the changes in value of our warrants could have a material effect on our financial results.

On April 12, 2021 the SEC released a public statement highlighting the potential accounting implications of certain terms of warrants issued by Special Purpose Acquisition Companies ("*SPACs*") (the "*Public Statement*"). The terms described in the Public Statement are common in SPACs and are similar to the terms contained in the warrant agreement governing the public warrants and the private placement warrants. In response to the Public Statement, we reevaluated the accounting treatment of our public warrants and private placement warrants and determined to classify the warrants as derivative liabilities measured at fair value, with changes in fair value each period reported in earnings. As a result, included on our balance sheet as of December 31, 2023 contained elsewhere in this Annual Report are derivative liabilities related to embedded features contained within these warrants. ASC Topic 815, provides for the remeasurement of the fair value of such derivatives at each balance sheet date, with a resulting non-cash gain or loss related to the change in the fair value being recognized in earnings in the statement of operations. As a result of the recurring fair value measurement, our consolidated financial statements and results of operations may fluctuate quarterly based on factors which are outside of our control. Due to the recurring fair value measurement, we expect that we will recognize non-cash gains or losses on the public warrants and the private placement warrants each reporting period and that the amount of such gains or losses could be material.

The price of our common stock and our public warrants may be volatile.

The trading price of our common stock and our public warrants has fluctuated, and is likely to continue to fluctuate due to a variety of factors, including:

- the period over which we anticipate our existing cash and cash equivalents will be sufficient to fund our operating expenses and capital expenditure requirements and our ability to continue as a going concern;

- our ability to service and comply with our indebtedness;

- our ability to satisfy NYSE listing rules;

- changes in the industries in which we and our customers operate;

- variations in our operating performance and the performance of our competitors in general;

- actual or anticipated fluctuations in our quarterly or annual operating results;

- publication of research reports by securities analysts about our or our competitors or our industry;

- the public's reaction to our press releases, our other public announcements and our filings with the SEC;

- our failure or the failure of our competitors to meet securities analysts' projections or guidance that our or our competitors may give to the market;

- changes in our financial, operating or other metrics, regardless of whether we consider those metrics as reflective of the current state or long-term prospects of our business, and how those results compare to securities analyst expectations, including whether those results fail to meet, exceed, or significantly exceed securities analyst expectations;

- additions and departures of key personnel;

- changes in laws and regulations affecting our business;

- commencement of, or involvement in, litigation involving us;

- changes in our capital structure, such as future issuances of securities pursuant to the ATM Sales Agreement, under the Shelf Registration Statement or otherwise or the incurrence of additional debt including in connection with the exercise by certain affiliated institutional investors of their right to purchase the Additional Secured Convertible Notes;

- the volume of shares of our common stock available for public sale; and

- general economic and political conditions such as recessions, interest rates, fuel prices, inflation, foreign currency fluctuations, international tariffs, social, political and economic risks and acts of war or terrorism (including, for example, the war in Israel, and the war in Ukraine and the economic sanctions related thereto).

These market and industry factors may materially reduce the market price of our common stock and our public warrants regardless of our operating performance.

Future sales of our common stock either by us or our stockholders, including pursuant to the ATM Sales Agreement, could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that either we or the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock.

We had outstanding 261,704,586 shares of common stock on March 22, 2024. We have filed a registration statement (the "*Resale Shelf Registration Statement*") which registers the offer and sale from time to time by certain selling stockholders of up to 161,028,936 shares of our common stock. To the extent shares are sold into the market by our stockholders pursuant to the Resale Shelf Registration Statement, under Rule 144 under the Securities Act or otherwise, particularly in substantial quantities, the market price of our common stock could decline.

In addition, we have filed the Shelf Registration Statement, which permits us to sell from time-to-time up to $300.0 million of additional shares of our common stock or other securities in one or more offerings. In particular, we may offer and sell up to $75.0 million shares of our common stock from time to time pursuant to the ATM Sales Agreement that we have entered into with Needham. As of the filing date of this Annual Report, we have sold approximately $24.6 million shares of our common stock pursuant to the ATM Sales Agreement. Depending on market liquidity at the time, sales of our common stock pursuant to the ATM Sales Agreement, or other sales of our common stock or other securities under the Shelf Registration Statement, may cause the trading price of our common stock to decline.

To the extent any of our outstanding warrants are exercised, it will increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders.

As of December 31, 2023, we have outstanding:

- the public warrants and the private placement warrants to purchase an aggregate of 13,075,000 shares of our common stock, which became exercisable on December 7, 2021 and expire on September 29, 2026 . The exercise price of these warrants is $11.50 per share.

- a warrant to purchase 70,000 shares of common stock (the "*2022 Private Warrant*"), which was issued to Silicon Valley Bank in July 2022 in connection with an amendment to our prior credit facility and expires on July 24, 2034. The exercise price of this warrant is $2.56 per share

- warrants to purchase an aggregate of 36,000,000 shares of common stock (the "*RDO warrants*"), which were issued in connection with our December 2023 registered direct offering (our "*Registered Direct Offering*") and expire on December 29, 2029. The exercise price of these warrants is $0.565 per share.

- warrants to purchase an aggregate of 1,800,000 shares of common stock (the "*placement agent warrants*"), which were issued to the placement agent in connection with our Registered Direct Offering and expire on December 29, 2029. The exercise price of these warrants is $0.625 per share.

Further, as described in more detail in "*Management's Discussion and Analysis—Recent Developments,*" we issued additional warrants to purchase an aggregate of 21,949,079 shares of common stock on April 1, 2024.

To the extent any of these warrants are exercised, additional shares of our common stock will be issued, which will result in dilution to the holders of our common stock and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such warrants may be exercised could adversely affect the market price of our common stock. However, there is no guarantee that the public warrants will ever be in the money prior to their expiration, and as such, the public warrants may expire worthless.

We may amend the terms of the public warrants and private placement warrants in a manner that may be adverse to holders of public warrants with the approval by the holders of at least 65% of the then outstanding public warrants. As a result, the exercise price of their public warrants could be increased, the exercise period could be shortened and the number of our common stock purchasable upon exercise of a public warrant could be decreased, all without their approval.

Our public warrants and private placement warrants were issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. The warrant agreement provides that the terms of the public warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 65% of the then outstanding public warrants to make any change that adversely affects the interests of the registered holders of public warrants. Accordingly, we may amend the terms of the public warrants in a manner adverse to a holder if holders of at least 65% of the then outstanding public warrants approve of such amendment. Although our ability to amend the terms of the public warrants with the consent of at least 65% of the then outstanding public warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, convert the warrants into cash, shorten the exercise period or decrease the number of shares of our common stock purchasable upon exercise of a warrant.

We may redeem the unexpired public warrants prior to their exercise at a time that is disadvantageous to them, thereby making their public warrants worthless.

We have the ability to redeem outstanding public warrants at any time prior to their expiration, at a price of $0.01 per warrant, provided that the last reported sales price of our common stock equals or exceeds $18.00 per share (as adjusted for share subdivisions, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading-day period ending on the third trading day prior to the date we send the notice of redemption to the warrant holders. If and when the public warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding public warrants could force holders to: (i) exercise their warrants and pay the exercise price therefor at a time when it may be disadvantageous for them to do so; (ii) sell their warrants at the then-current market price when they might otherwise wish to hold their warrants; or (iii) accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of their warrants.

In addition, we may redeem the public warrants at any time prior to their expiration at a price of $0.10 per warrant upon a minimum of 30 days' prior written notice of redemption provided that holders will be able to exercise their warrants prior to redemption for a number of shares of our common stock determined based on the redemption date and the fair market value of our common stock.

The value received upon exercise of the public warrants (1) may be less than the value the holders would have received if they had exercised their warrants at a later time where the underlying share price is higher and (2) may

not compensate the holders for the value of the warrants, including because the number of shares of common stock received is capped at 0.365 shares of common stock per warrant (subject to adjustment) irrespective of the remaining life of the warrants. None of the private placement warrants will be redeemable by us, subject to certain circumstances, so long as they are held by the Sponsor or its permitted transferees.

If we fail to comply with the continued listing requirements of the NYSE, our securities may be delisted and the price of our securities and our ability to access the capital markets could be negatively impacted.

Our common stock and our public warrants are listed on the NYSE. However, an active trading market for our securities may not be sustained and we may be unable to satisfy the continued listing standards of the NYSE.

In particular, on December 28, 2023, we received a written notice from the NYSE informing us that we are below compliance criteria pursuant to the continued listing standards set forth in Section 802.01C of the NYSE Listed Company Manual as the average closing price of our common stock is less than $1.00 per share over a consecutive 30 trading-day period (the "Minimum Share Price Requirement"). Pursuant to Section 802.01C of the NYSE Listed Company Manual, we will have a period of six months following the receipt of the notice to regain compliance with the Minimum Share Price Requirement. We can regain compliance with the Minimum Share Price Requirement at any time during the six-month cure period if, on the last trading day of any calendar month during the cure period or on the last day of the cure period, we have (i) a closing share price of at least $1.00, and (ii) an average closing share price of at least $1.00 over the 30 trading-day period ending on such date.

No assurance can be given that we will meet applicable NYSE continued listing standards or that future noncompliance will not occur. If we cannot satisfy the continued listing standards, the NYSE may commence delisting procedures against us, which could result in our securities being removed from listing on the NYSE. If our securities were to be delisted, the liquidity of our securities could be adversely affected and the market price of our securities could decrease. Delisting could also adversely affect our security holders' ability to trade or obtain quotations on our securities because of lower trading volumes and transaction delays. These factors could contribute to lower prices and larger spreads in the bid and ask price for our securities. They may also not be able to resell their securities at or above the price they paid for such securities or at all. In addition, delisting could harm our ability to raise capital through alternative financing sources on terms acceptable to us, or at all, and may result in the inability to expand our business, potential loss of confidence by investors and employees, and fewer business development and strategic investment opportunities.

In addition, the National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as "covered securities." If our securities were not listed on the NYSE, such securities would not qualify as covered securities and we would be subject to regulation in each state in which we offer our securities because states are not preempted from regulating the sale of securities that are not covered securities.

Reports published by analysts, including projections in those reports that differ from our actual results, could adversely affect the price and trading volume of our common stock.

Securities research analysts may establish and publish their own periodic projections for us. These projections may vary widely and may not accurately predict the results we actually achieve. Our share price may decline if our actual results do not match the projections of these securities research analysts. Similarly, if one or more of the analysts who write reports on us downgrades our stock or publishes inaccurate or unfavorable research about our business, our share price could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, our share price or trading volume could decline. While we expect research analyst coverage of our company, if no analysts commence coverage of us, the market price and volume for our shares of common stock could be adversely affected.

We are subject to changing law and regulations regarding regulatory matters, corporate governance and public disclosure will continue to increase our costs and the risk of non-compliance.

We are subject to rules and regulations by various governing bodies, including, for example, the SEC, which are charged with the protection of investors and the oversight of companies whose securities are publicly traded, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in increased general and administrative expenses and a diversion of management time and attention.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed.

Delaware law and our Certificate of Incorporation and Amended and Restated Bylaws contain certain provisions, including anti-takeover provisions, that limit the ability of stockholders to take certain actions and could delay or discourage takeover attempts that stockholders may consider favorable.

Our Certificate of Incorporation, our Amended and Restated Bylaws and the Delaware General Corporation Law (the "*DGCL*"), contain provisions that could have the effect of rendering more difficult, delaying, or preventing an acquisition deemed undesirable by the Board and therefore depress the trading price of our common stock. These provisions also could make it difficult for stockholders to take certain actions, including electing directors who are not nominated by the current members of the Board or taking other corporate actions, including effecting changes in our management. Among other things, our Certificate of Incorporation and Amended and Restated Bylaws include provisions regarding:

- the ability of the Board to issue shares of preferred stock, including "blank check" preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

- the limitation of the liability of, and the indemnification of, our directors and officers;

- a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of stockholders after such date and could delay the ability of stockholders to force consideration of a stockholder proposal or to take action, including the removal of directors;

- the requirement that a special meeting of stockholders may be called only by a majority of the entire Board, which could delay the ability of stockholders to force consideration of a proposal or to take action, including the removal of directors;

- controlling the procedures for the conduct and scheduling of board of directors and stockholder meetings;

- the ability of the Board to amend the bylaws, which may allow the Board to take additional actions to prevent an unsolicited takeover and inhibit the ability of an acquirer to amend the bylaws to facilitate an unsolicited takeover attempt; and

- advance notice procedures with which stockholders must comply to nominate candidates to the Board or to propose matters to be acted upon at a stockholders' meeting, which could preclude stockholders from bringing matters before annual or special meetings of stockholders and delay changes in the Board, and also may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of us.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in the Board or management.

Our Certificate of Incorporation and our Amended and Restated Bylaws designate a state or federal court located within the State of Delaware as the sole and exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, stockholders, employees or agents.

Our Certificate of Incorporation and our Amended and Restated Bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for state law claims for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of our company to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or our Certificate of Incorporation or our Amended and Restated Bylaws, (iv) any action to interpret, apply, enforce or determine the validity of our Certificate of Incorporation or our Amended and Restated Bylaws or (v) any action asserting a claim against us governed by the internal affairs doctrine. The forgoing provisions will not apply to any claims arising under the Exchange Act or the Securities Act and, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will be the sole and exclusive forum for resolving any action asserting a claim arising under the Securities Act.

These provisions in our Certificate of Incorporation and Amended and Restated Bylaws may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, or other employees, which may discourage lawsuits with respect to such claims. There is uncertainty as to whether a court would enforce such provisions, and the enforceability of similar provisions in other companies' charter documents has been challenged in legal proceedings. It is possible that a court could find these types of provisions to be inapplicable or unenforceable, and if a court were to find the provisions contained in our Certificate of Incorporation and Amended and Restated Bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations and financial condition.

The warrant agreement governing the public warrants and the private placement warrants designates the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of our public warrants, which could limit the ability of warrant holders to obtain a favorable judicial forum for disputes with our company.

The warrant agreement governing the public warrants and the private placement warrants provides that, subject to applicable law, (i) any action, proceeding or claim against us arising out of or relating in any way to the warrant agreement, including under the Securities Act, will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York and (ii) that we irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. We will waive any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.

Notwithstanding the foregoing, these provisions of the warrant agreement do not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States are the sole and exclusive forum. Any person or entity purchasing or otherwise acquiring any interest in any of our public warrants will be deemed to have notice of and to have consented to the forum provisions in our warrant agreement.

If any action, the subject matter of which is within the scope of the forum provisions of the warrant agreement, is filed in a court other than a court of the State of New York or the United States District Court for the Southern District of New York (a "*foreign action*") in the name of any holder of our public warrants, such holder will be deemed to have consented to (x) the personal jurisdiction of the state and federal courts located in the State of New York in connection with any action brought in any such court to enforce the forum provisions (an "*enforcement action*") and (y) having service of process made upon such warrant holder in any such enforcement action by service upon such warrant holder's counsel in the foreign action as agent for such warrant holder.

This choice-of-forum provision may limit a warrant holder's ability to bring a claim in a judicial forum that it finds favorable for disputes with our company, which may discourage such lawsuits. Alternatively, if a court were to find this provision of our warrant agreement inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and Board of Directors.

Our business and operations could be negatively affected if we become subject to any securities litigation or shareholder activism, which could cause us to incur significant expense, hinder execution of business and growth strategy and impact our stock price.

In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been brought against that company. Shareholder activism, which could take many forms or arise in a variety of situations, has been increasing recently. Volatility in the stock price of our common stock or other reasons may in the future cause it to become the target of securities litigation or shareholder activism. Securities litigation and shareholder activism, including potential proxy contests, could result in substantial costs and divert management's and Board of Directors' attention and resources from our business. Additionally, such securities litigation and shareholder activism could give rise to perceived uncertainties as to our future, adversely affect our relationships with service providers and make it more difficult to attract and retain qualified personnel. Also, we may be required to incur significant legal fees and other expenses related to any securities litigation and activist shareholder matters. Further, our stock price could be subject to significant fluctuation or otherwise be adversely affected by the events, risks and uncertainties of any securities litigation and shareholder activism.

Item 1B. Unresolved Staff Comments.

Not applicable.

Item 1C. Cybersecurity.

We recognize the critical importance of maintaining the trust and confidence of all our stakeholders. Our Board is actively involved in oversight of our risk management program, and cybersecurity represents an important component of our overall approach to risk management. Our cybersecurity policies, standards, processes, and practices are fully integrated into our risk management program and are based on recognized frameworks established by the National Institute of Standards and Technology, the International Organization for Standardization and other applicable industry standards. In general, we seek to address cybersecurity risks through a comprehensive, cross-functional approach that is focused on preserving the confidentiality, security and availability of the information that we collect and store by identifying, preventing and mitigating cybersecurity threats and effectively responding to cybersecurity incidents when they occur.

Risk Management and Strategy

As one of the critical elements of our overall risk management approach, our cybersecurity program is focused on the following key areas:

Governance: The Board's oversight of cybersecurity risk management is supported by the Audit Committee of the Board, which receives, at a minimum, quarterly reports and presentations from our risk management function, our Vice President Information Technology (our "*VP of IT*") and other members of management. The Board and Audit Committee also receive prompt and timely information regarding material cybersecurity incidents as described below.

Collaborative Approach: We have implemented a comprehensive, cross-functional approach to identifying, preventing, and mitigating cybersecurity threats and incidents, while also executing controls and procedures that provide for the prompt escalation of certain material cybersecurity incidents so that decisions regarding the public disclosure and reporting of such material incidents can be made by management in a timely manner.

Technical Safeguards: We deploy technical safeguards that are designed to protect our information systems from cybersecurity threats, including firewalls, intrusion prevention and detection systems, anti-malware functionality and access controls, which are evaluated and improved through vulnerability assessments and cybersecurity threat intelligence.

Incident Response and Recovery Planning: We have established and maintain comprehensive incident response and recovery plans to address our response to cybersecurity incidents, and such plans are tested and reviewed on an as needed basis. Our cybersecurity program includes a dedicated security incident response team (the "*SIRT*") responsible for identifying, investigating, and mitigating cybersecurity threats. The SIRT follows a well-defined incident response process encompassing intake, investigation, mitigation, and recovery. This process leverages tools for threat detection and utilizes standardized protocols for containment, root cause analysis, and system restoration. By integrating security measures with a robust response process, we aim to minimize the impact of potential cyber incidents.

Incident Reporting and Communication: We have established protocols for reporting material cybersecurity incidents to management, stakeholders, and regulatory bodies as required. The Board is promptly informed and receives ongoing updates regarding material cybersecurity incidents as described below.

Third-Party Risk Management: We maintain a comprehensive, risk-based approach to identifying and overseeing cybersecurity risks presented by third parties, including vendors, service providers and other external users of our systems, as well as the systems of third parties that could adversely impact our business in the event of a cybersecurity incident affecting those third-party systems.

Education and Awareness: We provide annual mandatory training for personnel regarding cybersecurity threats to equip our employees and contractors with effective tools to address cybersecurity threats, and to communicate our evolving information security policies, standards, processes and practices.

We engage in an annual assessment and testing of our policies, standards, processes and practices that are designed to address cybersecurity threats and incidents. These efforts include a wide range of activities, focused on evaluating the effectiveness of our cybersecurity measures and planning.

Governance

Our Board, supported by the Audit Committee, oversees our risk management process. The Audit Committee receives, at a minimum, quarterly presentations and reports on cybersecurity risks, which address a wide range of topics including recent developments, evolving standards, vulnerability assessments, the threat environment, technological trends and information security considerations arising with respect to our peers and third parties. The Board and the Audit Committee also receive prompt and timely information regarding any material cybersecurity incident that meets established reporting thresholds, as well as ongoing updates regarding any such incident until it has been addressed.

Our VP of IT, in coordination with our executive management team, works collaboratively across the company to implement a program designed to protect our information systems from cybersecurity threats and to promptly respond to any cybersecurity incidents in accordance with our incident response and recovery plans. Through ongoing communications with our entire employee basis and appropriate third-party contractors, the VP of IT, and our Head of Information Security, as well as the management team monitor the prevention, detection, mitigation and remediation of cybersecurity threats and incidents in real time and report threats and incidents to the Audit Committee, as needed.

Our VP of IT oversees information technology ("*IT*") strategy, operations, cybersecurity, compliance, and business applications. They are dedicated to accelerating and scaling our company by implementing innovative technology across the company. Additionally, they are an accomplished IT executive with over 20 years of leadership experience driving transformative change across diverse industries, including manufacturing, supply

chain, and software as a service. The VP of IT is a skilled technical leader proficient in technology strategy, enterprise architecture, and program management.

Our Head of Information Security, Governance, Risk and Compliance is CISA certified and has over 20 years of leadership experience in IT audit and governance, risk and compliance ("*GRC*") at companies like Google, Cisco, Federal Reserve Bank, & Vodafone. They have substantial expertise in implementing SOX compliance, NIST compliance, COSO / COBIT framework, GDPR compliance, privacy compliance, regulatory compliance, internal IT audit, ITIL/ ITSM standards and risk assessment. Additionally, they have established our enterprise risk management program and leads our infosec steering committee. They have also been instrumental in automating GRC and continuous control monitoring to drive efficiency at our company.

Although we are subject to ongoing and evolving cybersecurity threats, we are not aware of any material risks from cybersecurity threats in 2023 that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition. For more information on our cybersecurity risks, see "*Risk Factors—Risks Related to Compliance Matters—Aspects of our business are subject to privacy, data use and data security regulations, which could increase our costs*" and "*—Risks Related to Our Business and Industry—We rely on our information technology systems to manage numerous aspects of our business and a disruption of these systems could adversely affect our business.*"

Item 2. Properties.

Our global corporate headquarters is located in Fremont, California, and we conduct final assembly and test of our machines in a manufacturing facility that is located at our headquarters. The lease term, including options to extend, expirations range from 2024 to 2032. We believe substantially all of our properties are in good condition and adequate to meet our current needs.

Location	City, Country	Description	Square Footage	Owned/ Leased
511 Division*	Campbell, CA, USA	Research and Development	17,200	Leased
Lakeview	Fremont, CA, USA	Global Headquarters & Manufacturing Facility	80,000	Leased
530 Division*	Campbell, CA, USA	Research and Development	5,000	Leased

* See Note 8, *Leases* in the notes to our audited consolidated financial statements included elsewhere in this Annual Report for additional information on our leased properties. Our lease for the two Campbell locations will terminate in the second half of 2024.

Item 3. Legal Proceedings.

From time to time, we may be involved in various disputes and litigation matters that arise in the ordinary course of business. We are currently not a party to any material legal proceedings.

Item 4. Mine Safety Disclosures.

Not applicable.

PART II
Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information for Common Stock

Our common stock has been traded on the NYSE under the symbol "VLD" since September 30, 2021. Prior to that, our Class A ordinary shares traded on the NYSE under the symbol "SPFR".

Holders of Record

As of March 27, 2024, there were over 20,000 holders of record of our common stock. Because many of our shares of common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of beneficial owners of our common stock represented by these record holders.

Dividend Policy

We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our common stock in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our Board, subject to applicable laws and the terms of our indebtedness, and will depend on our financial condition, operating results, capital requirements, general business conditions, and other factors that our board of directors may deem relevant.

Securities Authorized for Issuance Under Equity Compensation Plans

The information required by this item will be included in our Proxy Statement for the 2024 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2023, and is incorporated herein by reference.

Sales of Unregistered Securities

None.

Use of Proceeds.

None.

Issuer Purchases of Equity Securities

None.

Item 6. Reserved

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis provides information which our management believes is relevant to an assessment and understanding of our results of operations and financial condition. The discussion should be read in conjunction with our audited consolidated financial statements included elsewhere in this Annual Report. The fiscal 2022 amounts have been revised to reflect certain immaterial revisions described in Note 1, Description of Business and Basis of Presentation, in the notes to our audited consolidated financial statements. In addition, the fiscal 2023 amounts have been updated from those preliminarily reported in our earnings release, dated March 26, 2024, as a result of the immaterial revisions to both the three-months ended and fiscal year ended December 31, 2023, as

described in Note 17, Quarterly Financial Information (Unaudited) in the notes to our audited consolidated financial statements. This discussion contains forward-looking statements based upon our current expectations, estimates and projections, and involves numerous risks and uncertainties. Actual results may differ materially from those contained in any forward-looking statements due to, among other considerations, the matters discussed in the sections titled "Risk Factors" and "Special Note Regarding Forward-Looking Statements."

Overview

We seek to fulfill the promise of additive manufacturing, also referred to as 3D printing ("*AM*"), to deliver breakthroughs in performance, cost, and lead time in the production of high-value metal parts.

We produce a fully integrated hardware and software solution based on our proprietary laser powder bed fusion ("*L-PBF*") technology, which greatly reduces and often eliminates the need for support structures. Our technology enables the production of highly complex, mission-critical parts that existing AM solutions cannot produce without the need for redesign or additional assembly.

Our Sapphire Family of Printers give our customers who are in space, aviation, defense, automotive, energy and industrial markets the freedom to design and produce metal parts with complex internal features and geometries that had previously been considered impossible for AM. We believe our technology is years ahead of competitors.

Our technology is novel compared to other AM technologies based on its ability to deliver high-value metal parts that have complex internal channels, structures, and geometries. This affords a wide breadth of design freedom for creating new metal parts and it enables replication of existing parts without the need to redesign the part to be manufacturable with AM. Because of these features, we believe our technology and product capabilities are highly valued by our customers. Our customers are primarily original equipment manufacturers ("*OEMs*") and contract manufacturers ("*CMs*") who look to AM to solve issues with traditional metal parts manufacturing technologies. Those traditional manufacturing technologies rely on processes, including casting, stamping and forging, that typically require high volumes to drive competitive costs and have long lead times for production. Our customers look to AM solutions to produce assemblies that are lighter, stronger, and more reliable than those manufactured with traditional technologies. Our customers also expect AM solutions to drive lower costs for low-volume parts and substantially shorter lead times. However, many of our customers have found that legacy AM technologies failed to produce the required designs for the high-value metal parts and assemblies that our customers wanted to produce with AM. As a result, other AM solutions often require that parts be redesigned so that they can be produced and frequently incur performance losses for high-value applications.

In contrast, our technology can deliver complex high value metal parts with the design advantages, lower costs and faster lead times associated with AM, and generally avoids the need to redesign the parts. As a result, our customers have increasingly adopted our technology into their design and production processes. We believe our value is reflected in our sales patterns, as most customers purchase a single machine to validate our technology and purchase additional systems over time as they embed our technology in their product roadmap and manufacturing infrastructure. We consider this approach a "land and expand" strategy, oriented around a demonstration of our value proposition followed by increasing penetration with key customers.

Recent Developments

Recent Trends and Strategic Realignment

During the second half of 2023, we experienced delayed shipments and customer order delays, resulting in an overall decrease in system sales and backlog in the fourth quarter of 2023 and, as a result, lower annual revenue growth than expected. As a result, we believe that our historical focus on revenue growth came at the expense of our cash flow and profitability and our commitment to the highest level of customer service.

Accordingly, in October 2023, we made a strategic decision to realign our operations to pivot from emphasizing revenue growth to optimizing our free cash flow, maximizing customer success, reducing expenditures, and

improving our operational efficiency. Since then, we have been undertaking expense reduction and cash savings initiatives as part of a company-wide restructuring and strategic realignment plan (the "*Strategic Realignment*") to help conserve working capital. The expense reduction and cash saving initiatives included an October 2023 reduction in force, as well as ongoing efforts to streamline facilities, manage working capital, reduce capital expenditures, and reduce overall selling, general and administrative expenses. In addition, we also implemented new go-to-market and service strategies to rebuild our bookings and backlog pipeline.

Notwithstanding these efforts, due to the continuing impact of customer order delays and based our bookings to date, we expect additional contraction of revenue growth in the first quarter of 2024 and likely thereafter.

Recent Debt and Equity Transactions

As of September 30, 2023, we did not satisfy the minimum revenue covenant for the quarter ended September 30, 2023 in our then outstanding $70.0 million aggregate principal amount of senior secured convertible notes due 2026 (the "*Secured Convertible Notes*"). Since September 30, 2023 through March 31, 2024, we had taken the following steps to repay and restructure our indebtedness and raise additional capital:

- On November 28, 2023, we (i) made a $15.0 million cash payment, together with accrued and unpaid interest, to the holders of the Secured Convertible Notes to repay $12.5 million of aggregate principal amount thereof, (ii) exchanged the remaining Secured Convertible Notes for (A) $57.5 million aggregate principal amount of senior secured notes due 2026 (the "*Secured Notes*") and (B) 10,000,000 shares of common stock, and (iii) made a cash payment of accrued and unpaid interest on the remaining Secured Convertible Notes that were exchanged;

- During December 2023, we offered and sold approximately 8,941,494 shares of our common stock for gross proceeds of approximately $5.0 million pursuant to our "at-the-market" offering sales agreement (the "*ATM Sales Agreement*") with Needham & Company, LLC ("*Needham*"), as agent;

- On December 29, 2023, we issued 36,000,000 shares of common stock and warrants to purchase 36,000,000 shares of common stock (the "*RDO warrants*") for gross proceeds of $18.0 million in a registered direct offering (our "*Registered Direct Offering*");

- We (i) made a $25.0 million cash payment, together with accrued and unpaid interest, to the holders of the Secured Notes to repay approximately $20.8 million of aggregate principal amount thereof, and (ii) amended certain terms of the Secured Notes; and

- We issued warrants to purchase 1,800,000 shares of common stock (the "*placement agent warrants*") to the placement agent in our Registered Direct Offering.

As of March 31, 2024, we had approximately $11.2 million in accounts receivable and $14.3 million in cash and investments. On April 1, 2024, we made a cash payment of $5.5 million to redeem approximately $4.2 million of aggregate principal amount of the Secured Notes, together with accrued and unpaid interest, we agreed to make a cash payment of $5.5 million on April 15, 2024 to repay approximately $4.6 million of principal of the Secured Notes, together with accrued and unpaid interest, we amended certain other terms of the Secured Notes, and we issued the holders of the Secured Notes warrants to purchase up to an aggregate of 21,949,079 shares of common stock. See Note 18 *Subsequent Events* in the notes to our audited consolidated financial statements included elsewhere in this Annual Report for additional information.

Notwithstanding the recent debt and equity transactions, as described in "—*Liquidity and Capital Resources*" and in Note 1 *Description of Business and Basis of Presentation—Going Concern, Financial Condition and Liquidity and Capital Resources* in the notes to the audited consolidated financial statements included elsewhere in this Annual Report, there continues to be a substantial doubt about our ability to continue as a going concern. We do not have sufficient liquidity to meet our operating needs and satisfy our obligations for at least the next 12 months.

We expect that we will need to engage in additional financings to fund our operations and satisfy our obligations in the near-term. Without such additional funding, we will not be able to continue operations.

Key Financial and Operational Metrics

We believe that our performance and future success depend on many factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in the section of this Annual Report titled "*Risk Factors*."

We regularly evaluate several metrics, including the metrics presented in the table below, to measure our performance, identify trends affecting our business, prepare financial projections, make strategic decisions and establish performance goals for compensation and we periodically review and revise these metrics to reflect changes in our business.

	2023	2022
Revenue ($ in millions) for the year ended December 31	$ 77	$ 79
Bookings ($ in millions) for the year ended December 31	56	71
Backlog ($ in millions) as of December 31	13	43

Bookings ($ in millions): Bookings ($ in millions) are defined as a confirmed order for a 3D printer system in contracted dollars.

Backlog ($ in millions): Backlog ($ in millions) is defined as the unfulfilled 3D printer systems to be delivered to customers in contracted dollars as of period end.

Commercial Launch of the Sapphire XC 1MZ System

We shipped our first Sapphire XC 1MZ system at the end of 2022, one year after the Sapphire XC launch. The Sapphire XC 1MZ system has the same functionality of the Sapphire XC with a 1000 millimeter (one meter) height build volume of the Sapphire XC 1MZ system compared to the 550 millimeter height build volume of the Sapphire XC system. The Sapphire XC has capacity to make parts that are 400% larger and reduce production costs per part by approximately 65% to 80% when compared to the existing Sapphire system. The Sapphire XC 1MZ system and Sapphire XC system line is manufactured in our 80,000+ square foot manufacturing facility in Fremont, California.

As we bring our products to market, we pay particular attention to forecasts by industry analysts and the adoption curve of new technologies. If we fail to anticipate or respond to market adoption of AM, it could result in decreased revenue.

Adoption of Additive Manufacturing with New and Existing Customers

We work closely with our customers to understand their product roadmaps and strategies. Our customers continuously develop new complex metal parts, use different metallic powders, and explore solutions where production is either outsourced to CMs or performed in-house. The selection process for AM solutions is lengthy, typically 12 to 24 months, and may require us to incur costs in pursuing opportunities with no assurance that our solutions will be selected, which are included in selling and marketing expenses and research and development expenses. As a result, the loss of any key customers to adopt our solutions or any significant delay in commercialization of our products could impact our business and future revenue.

Customer Concentration

Our operating results for the foreseeable future will continue to depend on sales to a small group of customers. For the years ended December 31, 2023 and 2022, sales to the top three customers accounted for 24.5% and 48.5% of our revenue, respectively. Of the top three customers for the year ended December 31, 2023, all three customers were different from the top three customers for the comparable period in 2022.

While our objective is to diversify our customer base, we believe that we could continue to be susceptible to risks associated with customer concentration. See *"Risk Factors–Risks Related to Our Financial Position and Need for Additional Capital–We expect to rely on a limited number of customers for a significant portion of our near-term revenue"*, and see Note 2, *Summary of Significant Accounting Policies–Concentration of Credit Risk and Other Risks and Uncertainties*, in the notes to the audited consolidated financial statements included elsewhere in this Annual Report.

Continued Investment and Innovation

We continue to be a customer-focused company working to develop innovative solutions to address customers' needs and focus on our customers to identify the most impactful areas for research and development as we seek to further improve the capabilities of our AM solutions. We believe this process has contributed significantly to our development of the most advanced metal AM systems in the world. We believe that continued investments in our products are important to our future growth and, as a result, we expect our research and development expenses to continue to increase, which may adversely affect our near-term profitability.

Macroeconomic Conditions and Other World Events

General economic and political conditions such as recessions, interest rates, fuel prices, inflation, foreign currency fluctuations, international tariffs, social, political and economic risks and acts of war or terrorism (including, for example, the ongoing military conflicts in Israel and in Ukraine and the economic sanctions related thereto), have added uncertainty in timing of customer orders and supply chain constraints. In 2022, supply chain challenges increased our material and shipping costs, resulted in shipping delays and impacted our gross margins. In 2023, we implemented a number of supply chain and manufacturing improvements in response and intend to continue to focus on driving further operational improvements during 2024 as well as our Strategic Realignment to reduce operating costs.

See *"Risk Factors - Risks Related to Our Business and Industry—Market conditions, economic uncertainty or downturns could adversely affect our business and operating results"* and *"—We may be adversely affected by the effects of inflation or possible stagflation."*

Climate Change

Material pending or existing climate change-related legislation, regulations, and international accords, including the SEC's recently adopted climate disclosure rules, could have an adverse effect on our business, financial condition, and results of operations, including: (1) material past and/or future capital expenditures for climate-related projects, (2) material indirect consequences of climate-related regulation or business trends, such as the following: decreased/increased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources; increased competition to develop innovative new products that result in lower emissions; increased demand for generation and transmission of energy from alternative energy sources; and any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions and (3) material increased compliance costs related to climate change. In addition, extreme weather and other natural disasters may become more intense or more frequent, which may disrupt our operations or the operations of our suppliers and customers.

Components of Results of Operations

Revenue

Our revenue is primarily derived from our AM fully integrated hardware and software solution based on our proprietary L-PBF technology. Sapphire, Sapphire 1MZ, Sapphire XC and Sapphire XC 1MZ metal AM printer using our L-PBF technology and Assure quality validation software (collectively referred to as the *"3D Printer"*). Contracts for 3D Printers also include post-sale customer support services (*"Support Services"*), except for our distributor partners, which are qualified to perform support services.

We sell our fully integrated hardware and software AM solutions through two types of transaction models: a 3D Printer sale transaction and a recurring payment transaction ("*Recurring Payment*"). Support services are included with a 3D Printer sale transaction and a recurring payment transaction. For 3D Printer sale transactions where the support service period have expired, customers have purchased extended support service contracts.

3D Printer sale transactions - fall into two categories: a structured fixed purchase price for the system or a sale and utilization (variable consideration) fee model. In the sale and utilization fee model, customers pay an upfront amount that is less than the full purchase price to purchase the system. This purchase price is supplemented by an hourly usage fee for each hour of system utilization over the life of the system. The variable payments are recognized when the event determining the amount of variable consideration to be paid occurs. Sales with variable consideration represented 3% of revenue during the year ended December 31, 2023 and 6% of our revenue during year ended December 31, 2022. For more information, see "—*Critical Accounting Policies and Significant Estimates—Revenue – Variable Consideration*" below.

The timeframe from order to completion of the site acceptance test occurs normally over three to six months. As we scale our production, we expect to reduce this timeframe. Contract consideration allocated to the 3D Printer is recognized at a point in time, which occurs upon transfer of control to the customer at shipment.

The initial sales of 3D Printers and Support Services are included in one contract and are invoiced together. Contract consideration is allocated between the two performance obligations based on relative fair value. This allocation involves judgement and is periodically updated as new relevant information becomes available.

Recurring payment transactions - are our leased 3D Printer transactions. We define our Recurring Payment transactions as operating leases. Under the leased 3D Printer transaction, the customer typically pays an amount for a lease which entitles the customer to a base number of hours of usage. For usage above that level, the customer typically pays an hourly usage fee. Most of our leases have a 12-month term, though in certain cases the lease term is longer.

The Recurring Payment transactions, which are structured as operating leases, were 2.2% and 5.3% of revenue for the years ended December 31, 2023 and 2022, respectively. Under this model, the customer typically pays a base rent and variable payments based on usage in excess of a defined threshold. Most of our leases have a 12-month term, though in certain cases the lease term is longer.

Support Services - are included with most 3D Printer sale transactions and Recurring Payment transactions. Support services consist of field service engineering, phone and email support, preventative maintenance, and limited on and off-site consulting support. A subsequent Extended Support Agreement is available for renewal after the initial contract period based on the then-fair value of the service, which is paid for separately. Support Service revenue is recognized over the contract period beginning with customer performance test acceptance.

Other revenue included under 3D Printer sales includes parts and consumables, such as filters, powder or build plates, that are sold to customers and recognized upon transfer of control to the customer at shipment. Other revenue was not material for the years ended December 31, 2023 and 2022.

Cost of Revenue

Our cost of revenue includes the *"Cost of 3D Printers," "Cost of Recurring Payment"* and *"Cost of Support Services."*

Cost of 3D Printers includes the manufacturing cost of our components and subassemblies purchased from vendors for the assembly, as well as raw materials and assemblies, shipping costs and other directly associated costs. Cost of 3D Printers also includes allocated overhead costs from headcount-related costs, such as salaries, stock-based compensation, depreciation of manufacturing related equipment and facilities, and information technology costs.

Cost of Recurring Payment includes depreciation of the leased equipment over the useful life of five years less the residual value, and an allocated portion of Cost of Support Services.

Cost of Support Services includes the cost of spare or replacement parts for preventive maintenance, installation costs, headcount-related costs such as salaries, stock-based compensation, depreciation of manufacturing related equipment and facilities, and information technology costs. The headcount-related costs are directly associated with the engineers dedicated to remote and on-site support, training, travel costs and other services costs.

Gross Profit and Gross Margin

Our gross profit is revenue less cost of revenue and our gross margin is gross profit as a percentage of revenue. The gross profit and gross margin for our products are varied and are expected to continue to vary from period to period due to the mix of products sold through either a 3D Printer sale transaction or a Recurring Payment transaction, new product introductions and efforts to optimize our operational costs. Other factors affecting our gross profit include changes to our material costs, assembly costs that are themselves dependent upon improvements to yield, and any increase in assembly overhead to support a greater number of 3D Printers sold and markets served.

Research and Development Expenses

Our research and development expenses represent costs incurred to support activities that advance the development of innovative AM technologies, new product platforms and consumables, as well as activities that enhance the capabilities of our existing product platforms. Our research and development expenses consist primarily of salaries and related personnel costs for individuals working in our research and development departments, including stock-based compensation, prototypes, design expenses, information technology costs and software license amortization, consulting and contractor costs, and an allocated portion of overhead costs, including depreciation of property and equipment used in research and development activities.

Selling and Marketing Expenses

Sales and marketing expenses consist primarily of salaries and related personnel costs for individuals working in our sales and marketing departments, including stock-based compensation, costs related to trade shows and events, advertising, marketing promotions, travel costs and an allocated portion of overhead costs, including information technology costs and costs for customer proof of concept validation.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related personnel costs for individuals associated with our executive, administrative, finance, legal, information technology and human resources functions, including stock-based compensation, professional fees for legal, audit and compliance, accounting and consulting services, general corporate costs, facilities, rent, information technology costs, insurance, bad debt expenses and an allocated portion of overhead costs, including equipment and depreciation and other general and administrative expenses.

Interest Expense

Interest expense primarily consists of interest incurred under our outstanding debt and finance leases.

Gain (Loss) on Fair Value of Warrants

Gain (loss) on valuation of warrant liabilities relates to the changes in the fair value of warrant liabilities, including liabilities related to the public warrants and private placement warrants, which are subject to remeasurement at each balance sheet date.

Gain (Loss) on Fair value of Contingent Earnout Liabilities

Gain (loss) on valuation of contingent earnout liabilities relates to the changes in the fair value of contingent earnout liabilities related to the Earnout Shares, which are subject to remeasurement at each balance sheet date.

Gain (loss) on Fair value of Debt Derivatives

Gain (loss) on valuation of debt derivatives relates to the non-cash fair value change of the debt derivatives driven by the change in stock price.

Loss on Debt Extinguishment

Loss on debt extinguishment relates to the loss recorded in accordance with the termination of our third amended and restated loan and security agreement, as amended (the "*Loan Agreement*"), originally entered into with Silicon Valley Bank.

Other Income (Expense), Net

Other income (expense), net includes interest earned on our bank sweep account, gains and losses on disposals of fixed assets and other miscellaneous income/expenses.

Income Taxes

No provision for federal and state income taxes was recorded for any periods presented due to projected losses, and we maintained a full valuation allowance on the deferred tax assets as of December 31, 2023 and 2022. Provision for income taxes consists of an estimate of federal and state and income taxes based on enacted federal and state tax rates, as adjusted for allowable credits, deductions, uncertain tax positions, changes in deferred tax assets and liabilities and changes in tax law. Due to the level of historical losses, we maintain a full valuation allowance against U.S. federal and state deferred tax assets as we have concluded it is more likely than not that these deferred tax assets will not be realized. We do not believe that there is objectively verifiable evidence that the improvement in our results of operations is sustainable to support the release of the remaining valuation allowance. As of December 31, 2023 and 2022, there were immaterial foreign income taxes or liabilities.

Results of Operations

Comparison of the Years Ended December 31, 2023 and 2022:

The following table summarizes our historical results of operations and as a percentage of revenue for the periods presented:

	Year Ended December 31,				Change	%
	2023		**2022**			
	(In thousands, except for percentages)					
Revenue						
3D Printer	$ 68,938	89.0 %	$ 69,295	88.0 %	$ (357)	(0.5)%
Recurring payment	1,676	2.2 %	4,161	5.3 %	(2,485)	(59.7)%
Support services	6,829	8.8 %	5,250	6.7 %	1,579	30.1 %
Total Revenue	77,443	100.0 %	78,706	100.0 %	(1,263)	(1.6)%
Cost of revenue						
3D Printer	94,448	122.0 %	68,253	86.7 %	26,195	38.4 %
Recurring payment	1,291	1.7 %	2,612	3.3 %	(1,321)	(50.6)%
Support services	7,971	10.3 %	6,998	8.9 %	973	13.9 %
Total cost of revenue	103,710	133.9 %	77,863	98.9 %	25,847	33.2 %
Gross profit	(26,267)	(33.9)%	843	1.1 %	(27,110)	(3215.9)%
Operating expenses						
Research and development	42,031	54.3 %	46,266	58.8 %	(4,235)	(9.2)%
Selling and marketing	23,229	30.0 %	23,907	30.4 %	(678)	(2.8)%
General and administrative	41,727	53.9 %	36,982	47.0 %	4,745	12.8 %
Total operating expenses	106,987	138.1 %	107,155	136.1 %	(168)	(0.2)%
Loss from operations	(133,254)	(172.1)%	(106,312)	(135.1)%	(26,942)	25.3 %
Interest expense	(9,722)	(12.6)%	(372)	(0.5)%	(9,350)	2513.4 %
Gain (loss) on fair value of warrants	2,338	3.0 %	19,129	24.3 %	(16,791)	(87.8)%
Gain on fair value of contingent earnout liabilities	15,958	20.6 %	94,073	119.5 %	(78,115)	(83.0)%
Gain on fair value of debt derivatives	8,485	11.0 %	—	— %	8,485	100.0 %
Loss on debt extinguishment	(19,450)	(25.1)%	—	— %	(19,450)	(100.0)%
Other income (expense), net	506	0.7 %	1,451	1.8 %	(945)	(65.1)%
Income (loss) before provision for income taxes	(135,139)	(174.5)%	7,969	10.1 %	(143,108)	(1795.8)%
Provision for income taxes	—	— %	—	— %	—	— %
Net income (loss)	$ (135,139)	(174.5)%	$ 7,969	10.1 %	$ (143,108)	(1795.8)%

Revenue

The following table presents the revenue disaggregated by products and service type, as well as the percentage of total revenue.

	Year Ended December 31,					
	2023		2022		Change	%
	(in thousands, except percentages)					
3D Printer sales	$ 68,938	89.0 %	$ 69,295	88.0 %	$ (357)	(0.5)%
Recurring payment	1,676	2.2 %	4,161	5.3 %	(2,485)	(59.7)%
Support services	6,829	8.8 %	5,250	6.7 %	1,579	30.1 %
Total Revenue	$ 77,443	100.0 %	$ 78,706	100.0 %	$ (1,263)	(1.6)%

Total revenue for the years ended December 31, 2023 and 2022 was $77.4 million and $78.7 million respectively. Total revenue for the year ended December 31, 2023 decreased by $1.3 million, or 1.6% from the year ended December 31, 2022.

3D Printer sales were $68.9 million and $69.3 million for the years ended December 31, 2023 and 2022, respectively, which was primarily attributed to an overall decrease in system sales and backlog in the fourth quarter of 2023, offset in part by sales of the higher priced Sapphire 1MZ, Sapphire XC and Sapphire XC 1MZ systems throughout the first three quarters of 2023. The negative revenue performance was due to lower systems sold, mix of lower production volumes and discounted system pricing offset by our change in product mix to include more higher priced systems as discussed previously, resulting in a decrease in the average selling price. The 3D Printer sales also included parts and consumables revenue.

Recurring Payment, structured as an operating lease, was $1.7 million and $4.2 million for the years ended December 31, 2023 and 2022, respectively. The decrease was primarily attributed to a decrease in the number of 3D Printer systems in service generating Recurring Payment revenue for the year ended December 31, 2023 compared to the year ended December 31, 2022. Additionally, three Recurring Payment revenue systems were converted to 3D Printer sales during 2023.

Our Support Service revenue was $6.8 million and $5.3 million for the years ended December 31, 2023 and 2022, respectively. The increase was primarily attributed to an increase in the number of 3D Printer systems in service as of December 31, 2023 compared to the number of 3D Printers in service as of December 31, 2022.

As part of our Strategic Realignment, we have implemented new go-to-market and service strategies to rebuild our bookings and backlog pipeline. As we rebuild our bookings and backlog, we expect the demand for the Sapphire, Sapphire 1MZ, Sapphire XC and Sapphire XC 1MZ to increase our revenue in the future. We expect Recurring Payment revenue to remain flat or decrease as we continue to shift our focus to 3D Printer system sales. We expect our Support Service revenue to increase as the number of systems we have in the field increases. As of December 31, 2023, our backlog for firm orders was $13 million for 3D Printers. Our focus for revenue has shifted to ensuring customer success and improving system reliability to strengthen our existing customer network and developing new customer networks to increase demand.

Revenue trends from our largest customer have historically been driven by the timing of its major orders for 3D Printers and the timing of the shipments under those orders. We shipped our first Sapphire system to our largest customer in 2018, and as of December 31, 2023, we have shipped to this customer 26 in total (Sapphire and Sapphire XC systems). We expect our largest customer to remain an important relationship going forward. However, the largest customer contribution's as a percentage of our total revenue will depend on the growth of our customer base. As of December 31, 2023, over 50% of our customers have multiple Sapphire family of systems.

Cost of Revenue

The following table presents the Cost of Revenue disaggregated by product and service type, as well as the percentage of total cost of revenue.

	Year Ended December 31,					
	2023		**2022**		**Change**	**%**
Cost of Revenue	(in thousands, except percentages)					
Cost of 3D Printers	$ 94,448	91.1 %	$ 68,253	87.6 %	$ 26,195	38.4 %
Cost of Recurring Payment	1,291	1.2 %	2,612	3.4 %	(1,321)	(50.6)%
Cost of Support Services	7,971	7.7 %	6,998	9.0 %	973	13.9 %
Total Cost of Revenue	$ 103,710	100.0 %	$ 77,863	100.0 %	$ 25,847	33.2 %

Total cost of revenue for the years ended December 31, 2023 and 2022 was $103.7 million and $77.9 million, respectively, an increase of $25.8 million, or 33.2%.

Cost of 3D Printers was $94.4 million and $68.3 million, for the years ended December 31, 2023 and 2022, respectively. The increase of $26.2 million was due a $27 million increase in Cost of 3D printers related to the valuation of inventory for the year ended December 31, 2023, offset by a decrease in the number of 3D Printers sold, which included both Sapphire and Sapphire XC systems, compared to the number of 3D Printers sold for the year ended December 31, 2022. For the year ended December 31, 2023, cost of 3D Printers increased compared to the prior year in 2022, due to a significant increase in scrapped inventory and inventory reserves for excess and obsolete inventory related to changes in our business strategy due to our Strategic Realignment and the change in our product mix towards more Sapphire 1MZ, Sapphire XC, and Sapphire XC 1MZ systems compared to Sapphire systems, offset by lower material, labor and factory overhead costs associated with lower production volumes.

During the year ended December 31, 2023, the cost of the Sapphire 1MZ, Sapphire XC, and Sapphire XC 1MZ systems included lower factory overhead costs to scale up operations, production engineering development costs, and lower costs to expedite shipping for manufacturing materials and assemblies related to supply chain disruption in the global markets. As we gain experience with Sapphire XC production, we expect to further lower our material costs and reduce labor and overhead expenses per unit.

Cost of Recurring Payment was $1.3 million and $2.6 million for the years ended December 31, 2023 and 2022, respectively. This decrease of $1.3 million was due to a decrease in depreciation of the equipment on lease and allocable Cost of Support Services as a result of less 3D Printers in service in 2023 compared to 2022. Additionally, as discussed previously, three Recurring Payment revenue systems were converted to 3D Printer sales during 2023.

Cost of Support Services was $8.0 million and $7.0 million, for the years ended December 31, 2023 and 2022, respectively. This increase of $1.0 million was primarily attributable to the costs for preventative maintenance, costs incurred to enhance system reliability performance, and field service engineering labor costs due to more 3D Printers in service in 2023 compared to 2022.

In addition, field service engineering support cost has increased specifically with the ramp of Sapphire XC systems and introduction of the Sapphire 1MZ and Sapphire XC 1MZ systems in the field. We expect this to decrease on a per unit basis as the Sapphire XC, Sapphire 1MZ and Sapphire XC 1MZ system performance improves. We also expect our Cost of Support Services will increase with the delivery of more 3D Printer systems to customers.

Cost of revenue as a percentage of revenue was 133.9% and 98.9% for the years ended December 31, 2023 and 2022, respectively. The increase in the cost of revenue as a percentage was primarily due to the change in our product mix towards less Sapphire 1MZ, Sapphire XC, and Sapphire XC 1MZ systems compared to Sapphire systems, and the impact of launch customer pricing for Sapphire XC. Additionally, the increase was also driven by

the large increase in scrapped inventory and inventory reserves for excess and obsolete inventory related to changes in our business strategy due to our Strategic Realignment.

We continue to focus on reducing our material costs through improved purchasing and inventory planning, accelerating production cycle times and improving efficiencies on the production floor to lower our cost of revenue.

We expect our cost of revenue to improve as we address the challenges that impact our production.

Gross Profit and Gross Margin

Total gross profit was $(26.3) million and $0.8 million for the years ended December 31, 2023 and 2022, respectively. As a percentage of revenue, the gross margin was (33.9)% and 1.1% for the years ended December 31, 2023 and 2022, respectively. The lower gross profit for the year ended December 31, 2023 was primarily attributable to the change in the mix of Sapphire and Sapphire XC system sales, the impact of launch customer pricing for Sapphire XC, and the higher than expected costs associated with the production of the Sapphire XC, Sapphire 1MZ and Sapphire XC 1MZ systems, the higher material, labor and overhead costs for the increased number of systems sold in 2023, as compared to 2022, and the large increase in scrapped inventory and inventory reserves for excess and obsolete inventory related to changes in our business strategy due to our Strategic Realignment.

Our 2023 gross profit reflects the impact of launch customer price concessions for our Sapphire XC systems shipped during 2023. This pricing reduced our gross margin for the year by approximately 7.7% compared to 2022. We do not expect these launch customer price concessions to impact gross margins in 2024, as have completed the delivery of the Sapphire XC systems under the related launch customer contract.

Our gross profit and gross margin are influenced by a number of factors, including:

- Product mix of Sapphire, Sapphire XC, Sapphire 1MZ and Sapphire XC 1MZ systems;

- Average selling prices for our systems;

- Trends in materials and shipping costs;

- Production volumes that may impact factory overhead absorption;

- System reliability performance; and

- Impact of product mix changes, including new product introductions, and other factors on our Cost of Support Services

We expect to accelerate production cycle times and improving efficiencies on the production floor to lower our cost of revenue, which we expect will improve our gross profit and gross margins in the second half of 2024.

Research and Development Expenses

Research and development expenses were $42.0 million and $46.3 million for the years ended December 31, 2023 and 2022, respectively. In the year ended December 31, 2023, there was a decrease of $4.3 million in research and development expenses primarily due to the completion of the development of the Sapphire 1MZ, Sapphire XC, and Sapphire XC 1MZ systems in 2022 and reduction of new research and development projects in 2023 due to our Strategic Realignment.

The decrease in research and development expenses in 2023 were related to a $0.7 million decrease for headcount, salaries and employee-related expenses, a $3.4 million decrease in product development expenses for the Sapphire family of systems, and a $1.8 million decrease in components design and engineering testing and

validation for the Sapphire XC and development expenses for the product development of the 1MZ larger build volumes for our Sapphire systems, offset by a $1.6 million increase in stock-based compensation.

We expect research and development costs to decrease in 2024 due to the maturation of our Sapphire family of systems and reduction in research and development projects due to our Strategic Realignment and to increase in the long term as we continue to invest in enhancing and advancing our portfolio of AM solutions.

Selling and Marketing Expenses

Selling and marketing expenses were $23.2 million and $23.9 million for the years ended December 31, 2023 and 2022, respectively. There was a decrease of $0.7 million for the year ended December 31, 2023 as compared to 2022.

The decrease in selling and marketing expenses for the year ended December 31, 2023 was attributable to a $0.1 million decrease in trade show expenses, marketing initiatives, and branding expenses and a $3.3 million decrease in European marketing costs, offset by a $1.6 million increase for additional headcount, salaries and employee-related expenses and a $1.1 million increase in stock-based compensation.

We expect selling and marketing expenses to continue to decrease during 2024 as we continue to implement our realignment strategy. During 2024, we intend to continue our focus on certain markets that show strong attendance at additive manufacturing conferences to build product awareness.

General and Administrative

General and administrative expenses were $41.7 million and $37.0 million for the years ended December 31, 2023 and 2022, respectively. The increase of $4.7 million in the year ended December 31, 2023 in general and administrative expenses as compared to 2022 was attributable to, a $2.8 million increase in additional headcount, salaries and employee-related benefits, a $1.8 million increase in public company related expenses for advisory, legal and accounting fees and insurance, and a $0.1 million increase in facilities expenses.

We expect general and administrative expenses to decrease as a result of one-time charges incurred in 2023 related to personnel and other charges of $1.2 million from our reduction in force and charges to consolidate our facilities of approximately $2.5 million. We continue to focus on our company-wide initiatives to reduce operating costs for 2024 as we continue to implement our Strategic Realignment by reducing our general and administrative expenses through reducing our reliance on outside consultants, managing facility costs and negotiating with vendors for improved pricing.

Interest Expense

Interest expense was $9.7 million and $0.4 million, for the years ended December 31, 2023 and 2022, respectively. In the year ended December 31, 2023, there was an increase of $9.3 million attributable to increases in outstanding debt balances, attributable to the Notes.

We expect our interest expense will continue to increase as a result of the Secured Notes (for further information, see "—*Liquidity and Capital Resources*" and Note 9, *Long-Term Debt*, in the notes to the audited consolidated financial statements included elsewhere in this Annual Report).

Gain on Fair Value of Warrants

The change in fair value of warrants resulted in a gain of $2.3 million, and $19.1 million for the years ended December 31, 2023 and 2022, respectively, and were related to the non-cash fair value change of the warrant liabilities.

Gain on Fair value of Contingent Earnout Liabilities

The change in fair value of the contingent earnout liability was a gain of $16.0 million and $94.1 million for the year ended December 31, 2023 and 2022, respectively, and were related to the non-cash fair value change of the contingent earnout liabilities.

Gain on Fair value of Debt Derivatives

The change in fair value of the debt derivatives was a gain of $8.5 million for the year ended December 31, 2023, and was related to the non-cash fair value change of the debt derivatives driven by the change in our stock price.

Loss on Debt Extinguishment

The loss on debt extinguishment was $19.5 million for the year ended December 31, 2023, and was related to the termination of the Loan Agreement with Silicon Valley Bank and the cancellation of the Secured Convertible Notes held by High Trail Investments ON LLC and an affiliated institutional investor.

Other Income (Expense), Net

Other income (expense), net was $0.5 million and $1.5 million for the years ended December 31, 2023 and 2022, respectively.

Income Taxes

No provision for federal and state income taxes was recorded because we incurred income tax losses for the years ended December 31, 2023 and 2022 and maintained a full valuation allowance on the deferred tax assets as of December 31, 2023 and 2022.

We will continue to review our conclusions about the appropriate amount of the valuation allowance on a quarterly basis. If we were to generate profits in 2024 and beyond, the U.S. valuation allowance position could be reversed in the foreseeable future. We expect a benefit to be recorded in the period the valuation allowance reversal is recorded and a higher effective tax rate in periods following the valuation allowance reversal.

Liquidity and Capital Resources

As of December 31, 2023, we have raised net proceeds of $517.1 million, comprised of approximately $18 million from the Registered Direct Offering, which closed on December 28, 2023, approximately $66 million from the offering of $70.0 million aggregate principal amount of the Secured Convertible Notes, which closed on August 10, 2023, $22.8 million from our "at-the-market" offering (the "*ATM Offering*") (as described below), $278.3 million from the Merger and related private placement of shares of our common stock (the "*PIPE Financing*"), which closed on September 29, 2021, and, prior to the Merger, $150.0 million from the issuance of redeemable convertible preferred stock (series A to series D), third-party financing and convertible notes. We have incurred a net loss of $135.1 million and net income of $8.0 million for the years ended December 31, 2023 and 2022, respectively. As of December 31, 2023 and 2022, we had $31.1 million and $80.2 million in cash, cash equivalents and short-term investments, respectively, and an accumulated deficit of $357.0 million and $221.9 million, respectively. Our business requires substantial amounts of cash for operating activities, including salaries and wages paid to our employees, component and sub-assembly purchases, general and administrative expenses, and others.

Our purchase commitments per our terms and conditions with our suppliers and vendors are cancellable in whole or in part prior to shipment. Non-cancellable purchase commitments (purchase orders) of $13.0 million for parts and assemblies are due upon receipt and will primarily be delivered in the first half of 2024. If inventory is shipped, we will accrue a liability under accrued expenses. We have no other commitment and contingencies, except

for the operating leases. See Note 8, *Leases*, in the notes to the audited consolidated financial statements included elsewhere in this Annual Report for further discussion.

During the year ended December 31, 2023, we experienced less revenue growth than expected due to the impact of delayed shipments and customer order delays, resulting in an overall decrease in system sales and backlog in the fourth quarter of 2023. Further, due to the continuing impact of customer order delays and based our bookings to date, we expect additional contraction of revenue growth in the first quarter of 2024 and likely thereafter. Additionally, we do not have sufficient working capital to meet our financial needs for the twelve-month period following the filing date of this Annual Report. As such, we believe that there is substantial doubt about our ability to continue as a going concern for the twelve-month period following the filing date of this Annual Report. See Note 1 *Description of Business and Basis of Presentation—Going Concern, Financial Condition and Liquidity and Capital Resources* in the notes to the audited consolidated financial statements included elsewhere in this Annual Report.

We expect that we will need to engage in additional financings to fund our operations and satisfy our obligations in the near-term as well as to respond to business challenges and opportunities, including the need to repay the Secured Notes, provide working capital, develop new features or enhance our products, expand our manufacturing capacity, improve our operating infrastructure, or acquire complementary businesses and technologies. Accordingly, subject to our compliance with the covenants in the Secured Notes, we expect we will need to engage in equity or debt financings to secure additional funds, including seeking additional capital from public or private offerings of our equity or debt securities, electing to repay, restructure or refinance our existing indebtedness, or electing to borrow additional amounts under new credit lines or from other sources. We may also seek to raise additional capital, including from offerings of our equity or debt securities, on an opportunistic basis when we believe there are suitable opportunities for doing so. For example, on November 14, 2022, we filed with the SEC a shelf registration statement (the "*Shelf Registration Statement*") that was subsequently declared effective on November 21, 2022, and permits us to sell from time-to-time additional shares of our common stock or other securities in one or more offerings in amounts, at prices and on the terms that we will determine at the time of offering for aggregate gross sale proceeds of up to $300.0 million, of which we may offer and sell up to $75.0 million shares of our common stock from time to time pursuant to the ATM Sales Agreement, subject to the terms and conditions described in the ATM Sales Agreement and SEC rules and regulations. For more information, see Note 16, *"At-the-Market Offering"*, in the notes to the audited consolidated financial statements included elsewhere in this Annual Report. Without such additional funding, we will not be able to continue operations.

Additionally, our recent and projected financial results, and the related conditions that raise substantial doubt about our ability to continue as a going concern, and general concerns among potential investors and creditors about our financial well-being, may make taking such actions on commercially reasonable terms especially difficult.

More generally, our ability to meet our cash requirements depends on, among other things, our operating performance, competitive and industry developments, and financial market conditions, all of which are significantly affected by business, financial, economic, political, and other factors, many of which we may not be able to control or influence. To the extent that our actual operating results or other developments differ from our expectations, our liquidity could be adversely affected.

As described above, we are undertaking expense reduction and cash savings initiatives as part of a company-wide restructuring and strategic realignment plan to help conserve working capital. The expense reduction and cash saving initiatives include streamlining facilities, managing working capital, reducing capital expenditures, and reducing overall selling, general and administrative expenses.

Debt Facilities

As of December 31, 2023, our debt arrangements comprised the Secured Notes, of which we had approximately $36.7 million aggregate principal amount outstanding as of December 31, 2023.

On November 27, 2023, we entered into a securities exchange agreement (the "*Exchange Agreement*") with the holders of our then outstanding Secured Convertible Notes. On November 28, 2023, pursuant to the Exchange Agreement, (i) we made a cash payment to the holders of $15.0 million to repay $12.5 million of aggregate principal amount of the Secured Convertible Notes, together with accrued and unpaid interest, (ii) the remaining Secured Convertible Notes were exchanged for (A) $57.5 million aggregate principal amount of the Secured Notes and (B) 10,000,000 shares of common stock, and (iii) we made a cash payment to the holders of accrued and unpaid interest on the remaining Secured Convertible Notes that were exchanged.

On August 10, 2023, we entered into a securities purchase agreement (as amended, the "*Securities Purchase Agreement*") with certain affiliated institutional investors pursuant to which we agreed to issue and sell, in a registered public offering by us directly to investors, up to $105 million aggregate principal amount of our Secured Convertible Notes. On August 14, 2023, we issued $70 million aggregate principal amount of the Secured Convertible Notes to the investors for approximately $66 million in net proceeds, and used approximately $22 million of the net proceeds to repay in full indebtedness outstanding under the Loan Agreement with Silicon Valley Bank. In connection with the repayment of the debt, the Loan Agreement was terminated and is no longer available to us.

We do not hedge our exposure to changes in interest rates. A 10% change in interest rates would not have a material impact on annualized interest expense.

For more information, see Note 9, *Long-Term Debt*, in the notes to the audited consolidated financial statements included elsewhere in this Annual Report for further discussion.

Cash Flow Summary

The following table summarizes our cash flows for the years ended December 31, 2023 and 2022:

| | Years Ended December 31, | | |
	2023	2022	Change
	(In thousands)		
Net cash used in operating activities	$ (105,636)	$ (123,962)	$ 18,326
Net cash provided by (used in) investing activities	38,891	(53,022)	91,913
Net cash provided by financing activities	59,261	1,342	57,919

Operating Activities

Net cash used in operating activities for the year ended December 31, 2023 was $105.6 million, consisting primarily of a net loss of $135.1 million, cash used from net operating assets of $1.2 million, and non cash charges of $28.3 million. The cash used from operating assets was primarily comprised of contract liabilities of $10.1 million, accrued expenses and other current liabilities of $9.0 million, and contract assets of $7.2 million, partially offset by a decrease in inventories of $13.7 million for Sapphire and Sapphire XC system production, other assets of $10.2 million, prepaid expenses and other current assets of $2.8 million related to insurance and vendor prepayments, and accounts payable of $2.2 million. The noncash charges primarily consisted of stock-based compensation of $24.9 million, the change in loss on debt extinguishment of $19.5 million, depreciation and amortization of $9.3 million, cost of issuance of common stock warrants of $1.4 million, and realized loss on available for sale securities, partially offset by the change in fair value related to the contingent earnout liabilities of $16.0 million, the change in fair value of debt derivatives of $8.5 million, and fair value related to the warrants of $2.3 million.

Net cash used in operating activities for the year ended December 31, 2022 was $124.0 million, consisting primarily of a net income of $10.0 million, cash used from net operating assets of $46.6 million, and non cash charges of $87.4 million. The cash used from operating assets was primarily comprised of increases in inventories of $47.0 million for Sapphire and Sapphire XC system production, contract liabilities of $7.1 million, contract assets of $6.5 million, and an increase from other net operating assets of $4.0 million, partially offset by accrued expenses and other current liabilities of $6.4 million, prepaid expenses and other current assets of $6.1 million related to insurance and vendor prepayments, accounts receivable of $3.2 million due to timing of customer payments, and accounts payable of $2.3 million. The noncash charges primarily consisted of the change in fair value related to the warrants of $19.1 million, the change in fair value related to the contingent earnout liabilities of $94.1 million, partially offset by depreciation and amortization, stock-based compensation expense, and bad debt provision expense.

We expect our cash used in operating activities to decrease, driven by our efforts to stabilize our working capital requirements through our expense reduction efforts and cash savings initiatives as part our Strategic Realignment.

Investing Activities

Net cash provided by investing activities during the year ended December 31, 2023 was $38.9 million, consisting of $35.1 million of proceeds from maturity of available for sale investments and $10.7 million in sales of available for sale securities, offset by property and equipment purchases of $1.0 million, purchases of available-for-sale investments of $3.7 million consisting primarily of high quality investment-grade securities, and production of equipment for lease to customers of $2.2 million.

Net cash used in investing activities during the year ended December 31, 2022 was $53.0 million, consisting of property and equipment purchases of $13.8 million, production of equipment for the equipment on lease to customers of $5.6 million and purchases of available-for-sale investments of $87.7 million consisting primarily of

high quality investment-grade securities, offset by $54.1 million of proceeds from maturity of available for sale investments.

We expect our capital expenditures to decrease in 2024 compared to 2023 as we intend to limit the number of 3D Printer systems as equipment for lease to customers and because we completed the construction of our manufacturing facility in 2022.

Financing Activities

Net cash provided by financing activities during the year ended December 31, 2023 was $59.3 million, consisting of proceeds of $65.7 million from the issuance of the Secured Convertible Notes, net of issuance costs, proceeds of $57.1 million from the Secured Notes, net of issuance costs, proceeds of $22.8 million from the issuance of common stock, net of issuance costs, pursuant to the ATM Offering, proceeds from the Registered Direct Offering, net of issuance costs of $16.3 million, proceeds of $14.0 million drawn from the prior revolver facility under the Loan Agreement, proceeds of $1.6 million drawn from the prior secured equipment loan facility under the Loan Agreement and proceeds of $0.6 million from the issuance of common stock upon exercise of stock options, partially offset by $69.9 million in repayment of the Secured Convertible Notes, $25.0 million in repayment of the Secured Notes, $17.0 million in repayment of the revolver facility, and $7.0 million in repayment of equipment loans.

Net cash provided by financing activities during the year ended December 31, 2022 was $1.3 million, consisting of repayments of $8.1 million for loan refinance, and repayments of $0.9 million for property and equipment loans, partially offset by $6.7 million of proceeds from the loan refinance, $2.4 million proceeds from new equipment loans, and $1.2 million of proceeds from the issuance of common stock upon exercise of stock options.

We expect cash provided by financing activities to increase by issuing new equity or incurring new debt to continue operations, subject to our compliance with the covenants in the Secured Notes. Our future cash requirements and the adequacy of available funds will depend on many factors, including our operating performance, competitive and industry developments, and financial market conditions.

Off-Balance Sheet Arrangements

As of December 31, 2023 and 2022, we did not have any off-balance sheet arrangements.

Contractual Obligations

The table below summarizes our contractual obligations as of December 31, 2023:

	Less than 1 year	1 – 3 years	3 – 5 years	Total
		Payments Due by Period		
		(In thousands)		
Operating leases	$ 2,806	$ 7,162	$ 11,269	$ 21,237
Debt principal, interest and fees	31,500	12,500	—	44,000
Purchase commitments	13,000	—	—	13,000
Total contractual cash obligations	$ 47,306	$ 19,662	$ 11,269	$ 78,237

Purchase commitments (purchase orders) of $13.0 million for parts and assemblies are non-cancellable and are due upon receipts with standard payment terms and will be delivered throughout 2024.

Recent Accounting Pronouncements

For a description of recent accounting pronouncements, including the expected dates of adoption and estimated effects, if any, on our consolidated financial statements, Note 2, *Summary of Significant Accounting Policies*, in the notes to the audited consolidated financial statements in this Annual Report.

Implications of Being an Emerging Growth Company

Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can choose not to take advantage of the extended transition period and comply with the requirements that apply to non-emerging growth companies, and any such election to not take advantage of the extended transition period is irrevocable. We are an "emerging growth company" as defined in Section 2(A) of the Securities Act and have elected to take advantage of the benefits of this extended transition period.

We will elect to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public business entities and nonpublic business entities until the earlier of the date we (a) are no longer an emerging growth company or (b) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. This may make it difficult or impossible to compare our financial results with the financial results of another public company that is either not an emerging growth company or an emerging growth company that has chosen not to take advantage of the extended transition period exemptions because of the potential differences in accounting standards used. See Note 2, *Summary of Significant Accounting Policies,* in the notes to the audited consolidated financial statements included in this Annual Report for the recent accounting pronouncements adopted and the recent accounting pronouncements not yet adopted for the years ended December 31, 2021.

We will remain an emerging growth company under the JOBS Act until the earliest of (a) December 31, 2025, (b) the last date of our fiscal year in which we have total annual gross revenue of at least $1.07 billion, (c) the last date of our fiscal year in which we are deemed to be a "large accelerated filer" under the rules of the SEC or (d) the date on which we have issued more than $1.0 billion in nonconvertible debt securities during the previous three years.

Implications of Being a Smaller Reporting Company

We are a "smaller reporting company" as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited consolidated financial statements.

We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We will remain a smaller reporting company and may take advantage of certain scaled disclosures available to smaller reporting companies until the last day of the fiscal year in which (a) the market value of our voting and nonvoting common stock held by non-affiliates equals or exceeds $250.0 million measured on the last business day of that year's second fiscal quarter and (b) our annual revenue equals or exceeds $100.0 million during the most recently completed fiscal year or our voting and nonvoting common stock held by non-affiliates equals or exceeds $700.0 million measured on the last business day of that year's second fiscal quarter.

Critical Accounting Policies and Significant Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. We evaluated the development and selection of our critical accounting policies and estimates and believe that the following involve a higher degree of judgement or complexity and are most significant to reporting our results of operations and financial position and are therefore discussed as critical. The following critical accounting policies reflect the significant estimates and judgements used in the preparation of our consolidated financial statements. Actual results could differ materially from those estimates and assumptions, and those differences could be material to our consolidated financial statements. We re-evaluate our estimates on an ongoing basis. For information on our significant accounting policies, refer to Note 2, *Summary of Significant Accounting Policies,* included in the notes to the consolidated financial statements in this Annual Report.

Revenue Recognition

Revenue subject to ASC 606 consists of 3D Printer sales and Support Services (recognition of Recurring Payment consisting of payments from lessees of the Company's equipment discussed below). The Company determines revenue recognition through the following five- step model for recognizing revenue: (1) identification of the contract with a customer; (2) identification of the performance obligations in the contract; (3) determination of the transaction price; (4) allocation of the transaction price to the performance obligations in the contract; and (5) recognition of revenue when, or as, the Company satisfies its performance obligation.

A typical contract with customers for the 3D Printer and bundled software includes the Support Services. The Company provides one price for all deliverables including the 3D Printer and bundled software, and for the Support Services. Typically, the Company has one distinct obligation to transfer the 3D Printers and bundled software, and another distinct obligation to provide the Support Services.

The transaction price is allocated to the separate performance obligations on a relative standalone selling price ("*SSP*") basis. The Company determines SSP based on observable standalone selling price when it is available, as well as other factors, including the price charged to its customers, its discounting practices, and its overall pricing objectives including risk adjusted gross profit margin for products and services, while maximizing observable inputs. In situations where pricing is highly variable, or a product is never sold on a stand-alone basis, the Company estimates the SSP using the residual approach. Significant judgment is used to identify and account for each of the two performance obligations.

3D Printer Sales

The Company bills its customers beginning at the time of acceptance of the purchase order (which represents a deposit), with the second billing at the time of shipment and final billing upon site acceptance test completion. The timeframe from order to completion of the site acceptance test occurs typically over three to six months. Revenue

for the 3D Printer is recognized at a point-in time, which occurs upon transfer of control to the customer at shipment. Site installation, testing and customer training are incidental to customer acceptance with the portion of the transaction price allocated to these services being deferred as part of Support Services and recognized over the period the services are provided.

Revenue - Variable Consideration - The sales of 3D Printer systems under certain contracts may include variable consideration such that the Company is entitled to a rate per print hour used on the 3D Printer systems. The Company makes certain estimates in calculating the variable consideration, including amount of hours, the estimated life of the equipment and the discount rate. Although estimates may be made on a contract-by-contract basis, whenever possible, the Company uses all available information including historical customer usage and collection patterns to estimate variable consideration. Management reassesses the estimated variable consideration quarterly.

The Company estimates its variable consideration on a quarterly basis based on the latest data available, and adjust the transaction price accordingly by recording an adjustment to net revenue and contract assets. The Company has recognized the estimate of variable consideration to the extent that it is probable that a significant reversal will not occur as a result from a change in estimation. Sales with variable consideration represented 3% of revenue during the year ended December 31, 2023 and 6% of our revenue during year ended December 31, 2022.

The Company has elected not to recognize shipping to customers as a separate performance obligation. Revenue from shipping billed to customers for the years ended December 31, 2023 and 2022 was not material.

Recurring Payment (operating lease revenue from customers)

The Company enters into operating leases ("*Recurring Payment*") for customers who do not purchase the 3D Printers ("*equipment*"). The contracts explicitly specify the equipment which is a production system with defined components and services including the printer itself, services, and accessories. The asset is physically distinct, the supplier does not have substitution rights, and the customer holds the right to direct the use of and obtain substantially all of the economic benefits from the use of the identified asset. The initial lease terms are for 12 months and the Company has considered the possibility of renewals when determining the length of the contract and the expectation is that customers will not exercise any renewal or purchase options at the end of the lease. The Company has evaluated our customer history on renewals, returns and purchase options and have determined the operating lease period of 12 months is appropriate and will continue to monitor our customer expectations. The arrangements provide for a base rent and usually provide for variable payments based on usage in excess of a defined threshold. Support Services are included during the lease term.

Equipment under lease contracts is reclassified from inventory at its basis and depreciated over five years to a salvage value. Income from the lessee is recorded as revenue using the straight-line method over the term of the lease. Support services are a non-lease component. The practical expedient has been elected to include rents and this non-lease component as one revenue stream recognized over the lease term on a straight-line basis. Costs associated with this component are classified as cost of revenue and recognized as incurred.

Costs for warranties for parts and services for equipment under lease are accrued separately at lease commencement and amortized to cost of revenue over the lease term to the extent the costs are probable and can be reasonably estimated since the related revenue is being recognized over the lease term. Warranty accruals were not material as of December 31, 2023 or December 31, 2022.

Equipment leased to customers are considered long-lived assets and are tested for impairment as described below under the heading "*Impairment of Long-lived Assets.*"

Support Services

Support Services are field service engineering, phone and email support, preventative maintenance, and limited on and off-site consulting support. A subsequent Extended Support Agreement ("*ESA*") is available for renewal after the initial period based on the then fair value of the service.

Support Services revenue are recognized evenly over the contract period beginning with customer performance test acceptance.

Other Revenue

Revenue is recognized for parts sold to customers independent of the 3D Printer sales or Support Services contract is included with 3D Printer sales. Such revenue is recognized upon transfer of control to the customer. Revenue from parts was not material for the years ended December 31, 2023 and 2022.

Contracts Assets and Contract Liabilities

Contract assets consist of unbilled receivables and are recorded when revenue is recognized in advance of scheduled billings to the Company's customers. A contract asset is recognized when products or services are transferred to a customer and the right to consideration is conditional on something other than the passage of time. Contract liabilities include amounts billed or collected which is related to remaining performance obligations. Revenue allocated to remaining performance obligations represents the transaction price allocated to the performance obligations that are unsatisfied, or partially unsatisfied. It includes unearned revenue and amounts that will be invoiced and recognized as revenue in future periods.

Stock-based Compensation

Stock-based compensation cost for awards is measured as of the grant date based on its fair value, and the amount is expensed ratably over the service period which is typically the vesting period. We have elected to account for forfeitures when they occur, and any compensation expense previously recognized on unvested shares will be reversed.

We estimate the fair value of stock option awards subject to only a service condition on the date of grant using the Black-Scholes valuation model. The Black-Scholes model requires the use of highly subjective and complex assumptions, including the option's expected term, price volatility of the underlying stock, risk-free interest rate, and the expected dividend yield of the underlying common stock, as well as an estimate of the fair value of the common stock underlying the award.

We estimate the fair value of restricted share unit awards using the value of the Company's common stock on the date of grant.

We estimate the fair value of Earnout Shares awards underlying stock options to employees, which is considered a compensatory award and accounted for under ASC 718, *Share-Based Compensation*, using the Monte-Carlo simulation model. The Monte-Carlo simulation model was selected as the valuation methodology for the Earnout Shares due to the path-dependent nature of triggering events. Under ASC 718, the award is measured at fair value at the grant date and expense is recognized over the time-based vesting period (the triggering event is a market condition and does not impact expense recognition). The Monte-Carlo model requires the use of highly subjective and complex assumptions, including the current stock price, volatility of the underlying stock, expected term, and the risk-free interest rate.

Application of these approaches involves the use of estimates, judgment, and assumptions that are highly complex and subjective, such as those regarding our risk-free interest rates, the selection of comparable companies, and the probability of possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations as of each valuation date and may have a material

impact on the valuation of our common stock. An increase of 100-basis points in interest rates would not have a material impact on our stock-based compensation.

Common Stock Warrants

Prior to the Merger, warrants to purchase shares of common stock were classified as equity and recognized within additional paid-in capital with no subsequent remeasurement. The amount recognized within additional paid-in capital was determined by allocating the proceeds received and issuance costs incurred between the instruments issued based on their relative fair value. All Common Stock Warrants outstanding prior to the Merger were converted into common stock as part of the Merger.

Following the Merger, 8,625,000 publicly-traded warrants (the "Public Warrants") and 4,450,000 private placement warrants (the "Private Placement Warrants"), issued to Spitfire Sponsor, LLC (the "Sponsor"), all of which were issued in connection with JAWS Spitfire's initial public offering ("IPO"), became exercisable for one share of the Company's Common Stock at an exercise price of $11.50 per share. During the year ended December 31, 2023, there were no Public Warrants or Private Placement Warrants exercised. The Public Warrants are publicly traded and are exercisable for cash, unless certain conditions occur, such as redemption by the Company under certain circumstances, at which time the Public Warrants may be exercised on a cashless basis. The Private Placement Warrants are non-redeemable for cash so long as they are held by the initial purchasers or their permitted transferees. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants are redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

In conjunction with the joinder and fourth loan modification agreement on July 25, 2022, we issued to Silicon Valley Bank warrants to purchase up to 70,000 shares of the Company's common stock at an exercise price of $2.56 per warrant share (the "2022 Private Warrant"). The 2022 Private Warrant is exercisable until July 24, 2034 and allow cashless exercise in whole or part.

On December 29, 2023, the Company issued warrants to purchase 36,000,000 shares of the Company's stock at an exercise price of $0.57 per warrant share (the "RDO Warrants"). Additionally, the Company issued warrants to purchase 1,800,000 shares of the Company's stock at an exercise price of $0.62 per warrant share (the "Placement Agent Warrants" and together with the Public Warrants, the Private Placement Warrants, the 2022 Private Warrant, and the RDO Warrants the "Common Stock Warrants"). The RDO Warrants and Placement Agent Warrants are exercisable until December 29, 2028.

The Company evaluated the Common Stock Warrants, and concluded that they all do not meet the criteria to be classified within stockholders' equity. The warrant agreement governing the Public Warrants and Private Placement Warrants includes a provision, the application of which could result in a different settlement value for the Common Stock Warrants depending on their holder. Because the holder of an instrument is not an input into the pricing of a fixed-for-fixed option on the common stock, the Private Placement Warrants are not considered to be "indexed to the Company's own stock." In addition, the warrant agreement includes a provision that provides that in the event of a tender or exchange offer accepted by holders of more than 50.0% of the outstanding shares of the common stock, all holders of the Public Warrants and the Private Placement Warrants would be entitled to receive cash for all of their Public Warrants and Private Placement Warrants. Specifically, in the event of a qualifying cash tender offer (which could be outside of the Company's control), all Public Warrant and Private Placement Warrant holders would be entitled to cash, while only certain of the holders of the common stock may be entitled to cash. These provisions preclude us from classifying the Public Warrants and Private Placement Warrants in stockholders' equity. The 2022 Private Warrant, the RDO Warrants, and Placement Agent Warrants also contain similar provisions on the treatment in the event of a qualifying cash tender offer that preclude us from classifying the 2022 Private Warrants, the RDO Warrants, and the Placement Agent Warrants in stockholders' equity.

We classify the Common Stock Warrants as liabilities in accordance with ASC Topic 815 "Derivatives and Hedging—Contracts in Entity's Own Equity". As these meet the definition of a derivative, we recorded these warrants within Warrant liabilities on the consolidated balance sheet at fair value, with subsequent changes in their

respective fair values recognized in the consolidated statements of operations and comprehensive loss at each reporting date.

Contingent Earnout Liability

In connection with the Reverse Recapitalization and pursuant to the Business Combination Agreement, eligible former Legacy Velo3D equity holders are entitled to receive additional shares of Common Stock upon the Company achieving certain Earnout Triggering Events (as described in the Business Combination Agreement) (the "*Earnout Shares*"). The Earnout Shares are not indexed to the Common Stock and therefore are accounted for as a liability at the Reverse Recapitalization Date and subsequently remeasured at each reporting date with changes in fair value recorded as a component of gain on fair value of contingent earnout liabilities in the consolidated statements of operations and comprehensive loss. The estimated fair value of the contingent earnout liability was determined using a Monte Carlo simulation using a distribution of potential outcomes on a monthly basis over the Earnout Period (as defined in Note 10, *Equity Instruments*) prioritizing the most reliable information available. The assumptions utilized in the calculation are based on the achievement of certain stock price milestones, including the current Company Common Stock price, expected volatility, risk free rate, expected term and dividend rate. The contingent earnout liability is categorized as a Level 3 fair value measurement (see "Fair Value Measurements" as described above) because the Company estimates projections during the Earnout Period utilizing unobservable inputs. Contingent earnout liabilities involve certain assumptions requiring significant judgment and actual results may differ from assumed and estimated amounts.

Fair Value Measurements

We have applied the framework for measuring fair value which requires a fair value hierarchy to be applied to all fair value measurements. Assets and liabilities measured at fair value are classified into one of three levels in the fair value hierarchy based on the inputs used to measure fair value as follows:

Level 1 — Quoted prices observed in active markets for identical assets or liabilities;

Level 2 — Inputs other than quoted prices in active markets that are observable for the asset or liability, either directly or indirectly; and

Level 3 — Significant unobservable market inputs for the asset or liability.

The carrying amounts of cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to their short-term maturities. The long-term debt (including convertible notes) with variable interest at market rates is carried at amortized cost, which approximates its fair value and was classified as Level 2. See Note 9, *Long-Term Debt* for further information.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

We are a smaller reporting company as defined in Rule 12b-2 under the Exchange Act. As a result, pursuant to Item 305(e) of Regulation S-K, we are not required to provide the information required by this Item.

Item 8. Financial Statements and Supplementary Data.


INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


Report of Independent Registered Public Accounting Firm (PCAOB ID 238)	83
Consolidated Balance Sheets as of December 31, 2023 and 2022	84
Consolidated Statements of Operations and Comprehensive Income (Loss) for the Years ended December 31, 2023 and 2022	85
Consolidated Statements of Cash Flows for the Years ended December 31, 2023 and 2022	86
Consolidated Statements of Stockholders' Equity (Deficit) for the Years Ended December 31, 2023 and 2022	88
Notes to Consolidated Financial Statements	89

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Velo3D, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Velo3D, Inc. and its subsidiaries (the "Company") as of December 31, 2023 and 2022, and the related consolidated statements of operations and comprehensive income (loss), of stockholders' equity (deficit) and of cash flows for the years then ended, including the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred losses from operations and negative cash flows from operations since inception that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
San Jose, California
April 3, 2024

We have served as the Company's auditor since 2020.

Velo3D, Inc.
CONSOLIDATED BALANCE SHEETS
As of December 31, 2023 and 2022
(In thousands, except share and per share data)

	2023		2022	
Assets				
Current assets:				
Cash and cash equivalents	$	24,494	$	31,983
Short-term investments		6,621		48,214
Accounts receivable, net		9,583		9,185
Inventories		60,816		71,202
Contract assets		12,627		5,403
Prepaid expenses and other current assets		4,000		5,533
Total current assets		118,141		171,520
Property and equipment, net		16,326		19,812
Equipment on lease, net		6,667		9,070
Other assets		12,665		22,661
Total assets	$	153,799	$	223,063
Liabilities and Stockholders' Equity				
Current liabilities:				
Accounts payable	$	15,854	$	12,207
Accrued expenses and other current liabilities		6,491		15,877
Debt – current portion		21,191		2,775
Contract liabilities		5,135		15,194
Total current liabilities		48,671		46,053
Long-term debt – less current portion		11,941		5,422
Contingent earnout liabilities (Note 10)		1,456		17,414
Warrant liabilities (Note 10)		11,835		2,745
Other noncurrent liabilities		11,556		12,634
Total liabilities		85,459		84,268
Commitments and contingencies (Note 13)				
Stockholders' equity (deficit):				
Common stock, $0.00001 par value – 500,000,000 shares authorized at December 31, 2023 and 2022, respectively, 258,418,695 and 187,561,368 shares issued and outstanding as of December 31, 2023 and 2022, respectively		2		2
Additional paid-in capital		425,471		361,528
Accumulated other comprehensive loss		(96)		(837)
Accumulated deficit		(357,037)		(221,898)
Total stockholders' equity		68,340		138,795
Total liabilities and stockholders' equity	$	153,799	$	223,063

The accompanying notes are an integral part of these consolidated financial statements.

Velo3D, Inc.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
For the Years Ended December 31, 2023 and 2022
(In thousands, except per share data)

		2023		2022
Revenue				
3D Printer	$	68,938	$	69,295
Recurring payment		1,676		4,161
Support services		6,829		5,250
Total Revenue		77,443		78,706
Cost of revenue				
3D Printer		94,448		68,253
Recurring payment		1,291		2,612
Support services		7,971		6,998
Total cost of revenue		103,710		77,863
Gross profit		(26,267)		843
Operating expenses				
Research and development		42,031		46,266
Selling and marketing		23,229		23,907
General and administrative		41,727		36,982
Total operating expenses		106,987		107,155
Loss from operations		(133,254)		(106,312)
Interest expense		(9,722)		(372)
Gain on fair value of warrants		2,338		19,129
Gain on fair value of contingent earnout liabilities		15,958		94,073
Gain on fair value of debt derivatives		8,485		—
Loss on debt extinguishment		(19,450)		—
Other income, net		506		1,451
Gain (loss) before provision for income taxes		(135,139)		7,969
Provision for income taxes		—		—
Net income (loss)		(135,139)		7,969
Net income (loss) per share:				
Basic	$	(0.68)	$	0.04
Diluted	$	(0.68)	$	0.04
Shares used in computing net income (loss) per share:				
Basic		197,358,751		185,079,101
Diluted		197,358,751		202,174,903
Net income (loss)	$	(135,139)	$	7,969
Net unrealized holding gain (loss) on available-for-sale investments		741		(823)
Total comprehensive income (loss)	$	(134,398)	$	7,146

The accompanying notes are an integral part of these consolidated financial statements.

Velo3D, Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2023 and 2022
(In thousands)

	2023	2022
Cash flows from operating activities		
Net income (loss)	$ (135,139)	$ 7,969
Adjustments to reconcile net income (loss) to net cash used in operating activities		
Depreciation and amortization	9,310	5,290
Stock-based compensation	24,931	20,148
Gain on fair value of warrants	(2,338)	(19,129)
Gain on fair value of contingent earnout liabilities	(15,958)	(94,073)
Gain on fair value of debt derivatives	(8,485)	—
Loss on debt extinguishment	19,450	—
Cost of issuance of common stock warrants	1,357	—
Realized loss on available for sale securities	14	—
Changes in assets and liabilities		
Accounts receivable	(398)	3,593
Inventories	13,728	(47,017)
Contract assets	(7,224)	(5,129)
Prepaid expenses and other current assets	2,795	6,142
Other assets	10,153	(592)
Accounts payable	2,211	2,341
Accrued expenses and other liabilities	(9,038)	6,362
Contract liabilities	(10,059)	(7,058)
Other noncurrent liabilities	(946)	(2,809)
Net cash used in operating activities	(105,636)	(123,962)
Cash flows from investing activities		
Purchase of property and equipment	(1,046)	(13,822)
Production of equipment for lease to customers	(2,164)	(5,595)
Purchases of available-for-sale investments	(3,655)	(87,655)
Sales of available for sale securities	10,664	—
Proceeds from maturity of available for sale investments	35,092	54,050
Net cash provided by (used in) investing activities	38,891	(53,022)
Cash flows from financing activities		
Proceeds from loan refinance, net of issuance costs	—	6,664
Repayment of loans in connection with loan refinance	—	(8,089)
Proceeds from ATM offering, net of issuance costs	22,805	—
Proceeds from revolving credit line	14,000	—
Repayment of revolving credit line	(17,000)	—
Proceeds from equipment loans	1,600	2,400
Repayment of equipment loans	(6,956)	(889)
Proceeds from secured convertible notes, net of issuance costs	65,736	—
Repayment of secured convertible notes	(69,886)	—
Proceeds from secured notes, net of issuance costs	57,114	—
Repayment of secured notes	(25,000)	—
Proceeds from capital raise, net of issuance costs	16,287	—
Issuance of common stock upon exercise of stock options	561	1,256
Net cash provided by financing activities	59,261	1,342
Effect of exchange rate on cash and cash equivalents	(5)	23

Net change in cash and cash equivalents		(7,489)	(175,619)
Cash and cash equivalents and restricted cash at beginning of period		32,783	208,402
Cash and cash equivalents and restricted cash at end of period	$	25,294	$ 32,783
Supplemental disclosure of cash flow information			
Cash paid for interest		9,722	372
Supplemental disclosure of non-cash information			
Unpaid liabilities related to property and equipment		92	—
Equipment for lease to customers returned to inventory		3,375	2,619
Issuance of common stock warrants in connection with capital raise		11,428	—
Issuance of common stock warrants in connection with financing		—	170

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the consolidated balance sheets to the total of such amounts shown on the consolidated statements of cash flows:

	December 31,	
	2023	**2022**
	(In thousands)	
Cash and cash equivalents	$ 24,494	$ 31,983
Restricted cash (Other assets)	800	800
Total cash and cash equivalents, and restricted cash	$ 25,294	$ 32,783

The accompanying notes are an integral part of these consolidated financial statements.

Velo3D, Inc.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
For the Years Ended December 31, 2023 and 2022
(In thousands, except share amounts)

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive (Loss)	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount				
Balance as of December 31, 2021	**183,232,494**	**$ 2**	**$ 340,294**	**$ (14)**	**$ (229,867)**	**$ 110,415**
Issuance of common stock upon exercise of stock options	2,980,626	—	1,256	—	—	1,256
Stock-based compensation	1,348,248	—	20,148	—	—	20,148
Issuance of common stock warrants in connection with financing	—	—	(170)	—	—	(170)
Net income	—	—	—	—	7,969	7,969
Other comprehensive loss	—	—	—	(823)	—	(823)
Balance as of December 31, 2022	**187,561,368**	**$ 2**	**$ 361,528**	**$ (837)**	**$ (221,898)**	**$ 138,795**
Issuance of common stock upon exercise of stock options	2,190,061	—	561	—	—	561
Stock-based compensation	5,493,207	—	24,931	—	—	24,931
Issuance of common stock in connection with At-the-Market offering, net of issuance costs	17,174,059	—	22,805	—	—	22,805
Issuance of common stock and warrants in connection with capital raise, net of issuance costs	36,000,000	—	6,216	—	—	6,216
Issuance of common stock in connection with debt extinguishment	10,000,000	—	9,430	—	—	9,430
Net loss	—	—	—	—	(135,139)	(135,139)
Other comprehensive loss	—	—	—	741	—	741
Balance as of December 31, 2023	**258,418,695**	**$ 2**	**$ 425,471**	**$ (96)**	**$ (357,037)**	**$ 68,340**

The accompanying notes are an integral part of these consolidated financial statements.

Note 1. Description of Business and Basis of Presentation

Velo3D, Inc., a Delaware corporation ("*Velo3D*"), formerly known as JAWS Spitfire Acquisition Corporation ("*JAWS Spitfire*"), produces metal additive three dimensional printers ("*3D Printers*") which enable the production of components for space rockets, jet engines, fuel delivery systems and other high value metal parts, which it sells or leases to customers for use in their businesses. The Company also provides support services ("*Support Services*") for an incremental fee.

Velo3D's subsidiaries are Velo3D US, Inc., (formerly known as Velo3D, Inc. ("*Legacy Velo3D*"), founded in June 2014 as a Delaware corporation headquartered in Campbell, California), Velo3D, B.V., (a sales and marketing office located in the Netherlands) and Velo3D, GmbH, (a sales and marketing office located in Germany). The first commercially developed 3D Printer was delivered in the fourth quarter of 2018.

On September 29, 2021 (the "*Closing Date*" or the "*Reverse Recapitalization Date*"), JAWS Spitfire completed the previously announced merger with Legacy Velo3D, with Legacy Velo3D surviving as a wholly-owned subsidiary of JAWS Spitfire (the "*Merger*" or the "*Reverse Recapitalization*"). In connection with the Merger, JAWS Spitfire was renamed "Velo3D, Inc.", and Legacy Velo3D was renamed "Velo3D US, Inc."

The shares and Net loss per share attributable to common stockholders, basic and diluted, prior to the Merger, have been retroactively restated as shares reflecting the exchange ratio (the "*Exchange Ratio*") established in the Merger (0.8149 shares of Velo3D common stock for 1 share of Legacy Velo3D common stock, par value $0.00001 (the "*Common Stock*"). All fractional shares were rounded.

Unless otherwise stated herein or unless the context otherwise requires, references in these notes to the "Company" refer to (i) Legacy Velo3D prior to the consummation of the Merger; and (ii) Velo3D and its consolidated subsidiaries following the consummation of the Merger.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its subsidiaries and have been prepared in accordance with accounting principles generally accepted in the United States of America ("*U.S. GAAP*") and the requirements of the U.S. Securities and Exchange Commission (the "*SEC*"). Intercompany balances and transactions have been eliminated in consolidation. These consolidated financial statements, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, which are necessary for the fair statement of the Company's financial information.

Revision of Previously Issued Consolidated Financial Statements

During the fourth quarter of 2023, the Company identified a formula error and an incorrect hourly rate used in its calculation of variable consideration and the calculation of sales type leases related to revenue for the year ended December 31, 2022. The Company determined that $2.1 million of revenue was incorrectly recognized in the consolidated statement of operations for the year ended December 31, 2022 and as a contract asset balance and net investment in sales type lease within other assets on the consolidated balance sheet as of December 31, 2022. The Company concluded that the errors were not material, either individually or in the aggregate, to its previously issued consolidated financial statements. To correct the immaterial errors, the Company has revised its previously issued consolidated financial statements as of and for the year ended December 31, 2022.

Additionally, the Company will revise its previously issued 2023 interim condensed consolidated financial statements in connection with the future filings of its 2024 interim reporting on Quarterly Reports on Form 10-Q for the periods ended March 31, 2024, June 30, 2024, and September 30, 2024. Refer to Note 17 for further discussion on the unaudited quarterly financial information.

The following table reflects the revisions to the previously issued Consolidated Balance Sheet as of December 31, 2022:

	As of December 31, 2022		
	As Previously Reported	Adjustment	As Revised
Contract assets	$ 6,805	$ (1,402)	$ 5,403
Total current assets	172,922	(1,402)	171,520
Other assets	23,310	(649)	22,661
Total assets	225,114	(2,051)	223,063
Accumulated deficit	(219,847)	(2,051)	(221,898)
Total stockholders' equity	140,846	(2,051)	138,795
Total liabilities and stockholders' equity	$ 225,114	$ (2,051)	$ 223,063

The following table reflects the revisions to the previously issued Consolidated Statement of Operations and Comprehensive Income (Loss) for the fiscal year ended December 31, 2022:

	Fiscal Year		
	2022		
	As Previously Reported	Adjustment	As Revised
3D Printer	$ 71,346	$ (2,051)	$ 69,295
Total Revenue	80,757	(2,051)	78,706
Gross profit	2,894	(2,051)	843
Loss from operations	(104,261)	(2,051)	(106,312)
Loss before provision for income taxes	10,020	(2,051)	7,969
Net income (loss)	10,020	(2,051)	7,969
Net income (loss) per share:			
Basic	$ 0.05	$ (0.01)	$ 0.04
Diluted	$ 0.05	$ (0.01)	$ 0.04
Net income (loss)	$ 10,020	$ (2,051)	$ 7,969
Total comprehensive income (loss)	$ 9,197	$ (2,051)	$ 7,146

The following table reflects the revisions to the previously issued Consolidated Statements of Cash Flows for the fiscal years ended December 31, 2022:

	Fiscal Year		
	2022		
	As Previously Reported	Adjustment	As Revised
Net income (loss)	$ 10,020	$ (2,051)	$ 7,969
Contract assets	(6,531)	1,402	(5,129)
Other assets	(1,241)	649	(592)

Notice of Delisting

On December 26, 2023, the Company received informal notice from the New York Stock Exchange ("*NYSE*") that NYSE would be sending the Company a written notice (the "*Notice*") that the Company is below compliance criteria pursuant to the continued listing standards set forth in Section 802.01C of the NYSE Listed Company Manual as the average closing price of the Common Stock is less than $1.00 per share over a consecutive 30 trading-day period.

On December 28, 2023, the Company received the Notice from the NYSE. In accordance with applicable NYSE procedures, the Company plans to notify the NYSE of its intent to cure the deficiency. Pursuant to Section 802.01C of the NYSE Listed Company Manual, the Company will have until June 28, 2024 to regain compliance with the Minimum Share Price Requirement.

The Notice has no immediate impact on the listing of the Common Stock, which will continue to be listed and traded on the NYSE during the applicable cure period, subject to the Company's compliance with the other continued listing requirements of the NYSE and will not affect the ongoing business operations of the Company or its reporting requirements with the Securities and Exchange Commission. However, failure to satisfy the conditions of the cure period or to maintain other NYSE listing requirements could lead to a delisting.

Going Concern, Financial Condition and Liquidity and Capital Resources

The consolidated financial statements have been prepared on the basis of continuity of operations, the realization of assets and satisfaction of liabilities in the ordinary course of business. The Company has incurred losses from operations and negative cash flows from operations in every year since inception and expects this to continue for the foreseeable future. As of December 31, 2023, the Company had an accumulated deficit of $357.0 million and cash and investments on hand of approximately $31.1 million.

Management believes that there is a substantial doubt concerning the Company's ability to continue as a going concern. As of the date of the issuance of these financial statements, the Company does not have sufficient liquidity to meet its operating needs and satisfy its obligations for at least 12 months from the date of issuance of the consolidated financial statements.

As of March 31, 2024, the Company had approximately $11.2 million in accounts receivable and $14.3 million in cash and investments. On April 1, 2024, the Company entered into a second note amendment (the "Second Note Amendment") to its Secured Notes (as defined below) held with the Investors (as defined below). Pursuant to the Second Note Amendment, the Company agreed to make a cash payment of $5.5 million on April 1, 2024 to redeem approximately $4.2 million of aggregate principal amount of the Notes, together with accrued and unpaid interest, and a cash payment of $5.5 million on April 15, 2024 to repay approximately $4.6 million of principal of the Notes, together with accrued and unpaid interest. See Note 18 for further information.

Further, the Company expects that it will need to engage in additional financings to fund its operations and satisfy its obligations in the near-term. The Company is in discussions with multiple financing sources to attempt to secure additional financing. There are no assurances that the Company will be able to obtain financing on acceptable terms, or at all, to provide the necessary interim funding to continue its operations and satisfy its obligations for at least 12 months from the date of issuance of the consolidated financial statements.

In December 2023, the Board of Directors commenced a strategic business review process to explore alternatives in order to maximize stockholder value. Potential strategic alternatives actively being explored or evaluated currently include a potential merger, business combination or sale. There can be no assurance that the Company's strategic review process will result in any transaction or other strategic outcome on acceptable terms, or at all, to provide the necessary funding to continue its operations and satisfy its obligations and if not, the Company may be required to file for bankruptcy. The Company's strategic review remains ongoing, with the Board of Directors in discussions with multiple parties.

The Company's operational priorities include reliability improvements and system uptime for the products previously sold to its key customers. If the Company is unable to maintain system reliability and uptime consistent with the expectations of key customers the Company will not be able to collect outstanding receivables, which a significant portion are currently past due with customers, or variable consideration contingent on the future usage of 3D Printer systems and it will not be able to collect on contractual amounts owed which are contingent upon successful completion of site acceptance tests.

Note 2. Summary of Significant Accounting Policies

The principal accounting policies applied in the preparation of the consolidated financial statements are set forth below. These policies have been consistently applied to all the periods presented, unless otherwise stated.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of revenue and expenses. Actual results and outcomes could differ significantly from the Company's estimates, judgments, and assumptions. Significant estimates include determining useful lives of long-lived assets, the determination of the incremental borrowing rate used for operating lease liabilities, standalone selling price for performance obligations in contracts with customers, variable consideration for sale and utilization fee contracts with customers, the valuation of common stock warrants, the fair value of stock-based compensation and other assumptions used to measure stock-based compensation, the fair value of contingent earnout liabilities, inventory reserves, allowance for doubtful accounts, and the valuation of deferred income tax assets and uncertain tax positions.

These estimates and assumptions are based on management's best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. The Company adjusts such estimates and assumptions when facts and circumstances dictate. Changes in these estimates resulting from continuing changes in the economic environment will be reflected in the consolidated financial statements in future periods. As future events and their effects cannot be determined with precision, actual results could materially differ from these estimates and assumptions.

Concentration of Credit Risk and Other Risks and Uncertainties

The Company's financial instruments that potentially expose the Company to concentration of credit risk consist mainly of cash and cash equivalents, short-term investments, and accounts receivable, net. The Company maintains its cash and cash equivalents in domestic cash accounts with large, creditworthy financial institutions and maintains its short-term investments with fixed income instruments denominated in U.S. dollars and at minimum A-credit rating. The Company has not experienced any losses on its deposits of cash and cash equivalents through deposits with federally insured commercial banks and at times cash balances may be in excess of federal insurance limits.

See Note 15, *Revenue,* for customer concentration of revenue and accounts receivable.

The Company relies on several key suppliers for products and services. While alternative providers have and could be identified, the Company is subject to supply and pricing risks.

Impact of COVID-19

During 2021 and 2022, the Company experienced various supply chain constraints due to the pandemic, which led to delays in installation of its products at customers' facilities, and postponed customer acceptance of the transactions. Furthermore, the impact of COVID-19 on the Company's operating results added uncertainty in timing

of customer orders creating longer lead times for sales and marketing. The Company continues to operate its business through the lingering effects of the COVID-19 pandemic, however, as of 2023 all operations have returned to normal. The Company continues to take additional precautions to ensure the safety of its employees, customers, and vendors with which it operates.

Fair Value Measurements

The Company has applied the framework for measuring fair value which requires a fair value hierarchy to be applied to all fair value measurements. Assets and liabilities measured at fair value are classified into one of three levels in the fair value hierarchy based on the inputs used to measure fair value as follows:

Level 1 — Quoted prices observed in active markets for identical assets or liabilities;

Level 2 — Inputs other than quoted prices in active markets that are observable for the asset or liability, either directly or indirectly; and

Level 3 — Significant unobservable market inputs for the asset or liability.

The carrying amounts of cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to their short-term maturities. The debt with variable interest at market rates and debt with fixed rates are carried at amortized cost, which approximates its fair value and was classified as Level 2. See Note 9, *Long-Term Debt* for further information.

Cash and Cash Equivalents and Restricted Cash

All highly liquid investments with an original maturity of three months or less, when purchased, are classified as cash equivalents. Cash equivalents may be invested in money market funds and are carried at cost, which approximates their fair value.

In June 2021, in conjunction with the new 80,000+ square foot manufacturing facility, the Company issued a one-year letter of credit for $0.8 million to the landlord to secure the agreement, which automatically renews for another annual period. The Company has restricted cash to secure the letter of credit and the agreement will allow for reductions to the letter of credit limit based on the Company's revenue achievements.

Revenue Recognition

Revenue subject to ASC 606 consists of 3D Printer sales and Support Services (recognition of Recurring Payment consisting of payments from lessees of the Company's equipment discussed below). The Company determines revenue recognition through the following five- step model for recognizing revenue: (1) identification of the contract with a customer; (2) identification of the performance obligations in the contract; (3) determination of the transaction price; (4) allocation of the transaction price to the performance obligations in the contract; and (5) recognition of revenue when, or as, the Company satisfies its performance obligation.

A typical contract with customers for the 3D Printer and bundled software includes the Support Services. The Company provides one price for all deliverables including the 3D Printer and bundled software, and for the Support Services. Typically, the Company has one distinct obligation to transfer the 3D Printers and bundled software, and another distinct obligation to provide the Support Services.

The transaction price is allocated to the separate performance obligations on a relative standalone selling price ("*SSP*") basis. The Company determines SSP based on observable standalone selling price when it is available, as well as other factors, including the price charged to its customers, its discounting practices, and its overall pricing objectives including risk adjusted gross profit margin for products and services, while maximizing observable inputs. In situations where pricing is highly variable, or a product is never sold on a stand-alone basis, the Company

estimates the SSP using the residual approach. Significant judgment is used to identify and account for each of the two performance obligations.

3D Printer Sales

The Company bills its customers beginning at the time of acceptance of the purchase order (which represents a deposit), with the second billing at the time of shipment and final billing upon site acceptance test completion. The timeframe from order to completion of the site acceptance test occurs typically over three to six months. Revenue for the 3D Printer is recognized at a point-in time, which occurs upon transfer of control to the customer at shipment. Site installation, testing and customer training are incidental to customer acceptance with the portion of the transaction price allocated to these services being deferred as part of Support Services and recognized over the period the services are provided.

Revenue - Variable Consideration - The sales of 3D Printer systems under certain contracts may include variable consideration such that the Company is entitled to a rate per print hour used on the 3D Printer systems. The Company makes certain estimates in calculating the variable consideration, including amount of hours, the estimated life of the equipment and the discount rate. Although estimates may be made on a contract-by-contract basis, whenever possible, the Company uses all available information including historical customer usage and collection patterns to estimate variable consideration. Management reassesses the estimated variable consideration quarterly.

The Company estimates its variable consideration on a quarterly basis based on the latest data available, and adjust the transaction price accordingly by recording an adjustment to net revenue and contract assets. The Company has recognized the estimate of variable consideration to the extent that it is probable that a significant reversal will not occur as a result from a change in estimation. Sales with variable consideration represented 3% of revenue during the year ended December 31, 2023 and 6% of our revenue during year ended December 31, 2022.

The Company has elected not to recognize shipping to customers as a separate performance obligation. Revenue from shipping billed to customers for the years ended December 31, 2023 and 2022 was not material.

Recurring Payment (operating lease revenue from customers)

The Company enters into operating leases ("*Recurring Payment*") for customers who do not purchase the 3D Printers ("*equipment*"). The contracts explicitly specify the equipment which is a production system with defined components and services including the printer itself, services, and accessories. The asset is physically distinct, the supplier does not have substitution rights, and the customer holds the right to direct the use of and obtain substantially all of the economic benefits from the use of the identified asset. The initial lease terms are for 12 months and the Company has considered the possibility of renewals when determining the length of the contract and the expectation is that customers will not exercise any renewal or purchase options at the end of the lease. The Company has evaluated our customer history on renewals, returns and purchase options and have determined the operating lease period of 12 months is appropriate and will continue to monitor our customer expectations. The arrangements provide for a base rent and usually provide for variable payments based on usage in excess of a defined threshold. Support Services are included during the lease term.

Equipment under lease contracts is reclassified from inventory at its basis and depreciated over five years to a salvage value. Income from the lessee is recorded as revenue using the straight-line method over the term of the lease. Support services are a non-lease component. The practical expedient has been elected to include rents and this non-lease component as one revenue stream recognized over the lease term on a straight-line basis. Costs associated with this component are classified as cost of revenue and recognized as incurred.

Costs for warranties for parts and services for equipment under lease are accrued separately at lease commencement and amortized to cost of revenue over the lease term to the extent the costs are probable and can be reasonably estimated since the related revenue is being recognized over the lease term. Warranty accruals were not material as of December 31, 2023 or December 31, 2022.

Equipment leased to customers are considered long-lived assets and are tested for impairment as described below under the heading "*Impairment of Long-lived Assets.*"

Support Services

Support Services are field service engineering, phone and email support, preventative maintenance, and limited on and off-site consulting support. A subsequent Extended Support Agreement ("*ESA*") is available for renewal after the initial period based on the then fair value of the service.

Support Services revenue are recognized evenly over the contract period beginning with customer performance test acceptance.

Other Revenue

Revenue is recognized for maintenance parts, printed parts, and powder sold to customers independent of the 3D Printer sales or Support Services contract and is included with 3D Printer sales. Such revenue is recognized upon transfer of control to the customer. Revenue from maintenance parts, printed parts, and powder was $5.9 million and $2.3 million for the years ended December 31, 2023 and 2022, respectively.

Contracts Assets and Contract Liabilities

Contract assets consist of unbilled receivables and are recorded when revenue is recognized in advance of scheduled billings to the Company's customers. A contract asset is recognized when products or services are transferred to a customer and the right to consideration is conditional on something other than the passage of time. Contract liabilities include amounts billed or collected which is related to remaining performance obligations. Revenue allocated to remaining performance obligations represents the transaction price allocated to the performance obligations that are unsatisfied, or partially unsatisfied. It includes unearned revenue and amounts that will be invoiced and recognized as revenue in future periods

Cost of Revenue

Cost of 3D Printers includes the manufacturing cost of the components and subassemblies purchased from vendors for the assembly, as well as raw materials, powder, and assemblies, shipping costs, printed parts costs, and other directly associated costs. Cost of 3D Printers also includes allocated overhead costs from headcount related costs, such as salaries and stock-based compensation, depreciation of manufacturing related equipment and facilities, and information technology costs.

Cost of Recurring Payment includes depreciation of the equipment on lease over the useful life of three to five years less the residual value, and an allocated portion of Cost of Support Services.

Cost of Support Services includes the cost of spare or replacement parts for preventive maintenance, installation costs, allocated headcount related costs, such as salaries, stock-based compensation, depreciation of manufacturing related equipment and facilities, and information technology costs. The headcount related costs are directly associated with the engineers dedicated to remote and on-site support, training, travel costs, and other services costs.

Accounts Receivable, Net

Accounts receivable are recorded at the invoiced amount, net of allowance for doubtful accounts and are non-interest bearing. The Company performs ongoing credit evaluations of its customers and maintains an allowance for doubtful accounts to ensure trade receivables are not overstated due to uncollectability. Allowances are provided for individual accounts receivable when the Company becomes aware of a customer's inability to meet its financial

obligations, such as in the case of bankruptcy, deterioration in the customer's operating results, or change in financial position.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is computed using the weighted-average cost method. Inventory levels are analyzed periodically and written down to their net realizable value if they have become obsolete, have a cost basis in excess of expected net realizable value or are in excess of expected demand.

The Company analyzes current and future product demand relative to the remaining product life to identify potential excess inventories. The write-down is measured as the difference between the cost of the inventories and net realizable value and charged to inventory reserves, which is a component of cost of revenue. At the point of the loss recognition, a new, lower cost basis for those inventories is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

Property and Equipment, Net and Equipment on Lease, Net

Property and equipment and equipment on lease are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets, as follows:

	Estimated useful life
Equipment on lease	3 - 5 years
Computers and software	1 - 3 years
Lab equipment and other equipment	3 - 7 years
Furniture and fixtures	3 - 5 years
Leasehold improvements	Shorter of the remaining lease term or useful life of 10 years

Expenditures for major renewals and improvements that increase functionality of the asset are capitalized and depreciated ratably over the identified useful life. Expenditures for non-major repairs and maintenance are charged to expense as incurred.

The Company capitalizes qualifying internal-use software development costs incurred during the application development stage for internal tools and cloud-based applications used to deliver its services, provided that management with the relevant authority authorizes and commits to the funding of the project, it is probable the project will be completed, and the software will be used to perform the function intended. Costs related to preliminary project activities and post implementation activities are expensed as incurred. Costs incurred for enhancements that are expected to result in additional material functionality are capitalized. As of December 31, 2023 and 2022, capitalized costs were not material.

Investments

The Company's available-for-sale ("*AFS*") investments primarily consist of U.S. Treasury securities and corporate debt and are reported at fair value on the balance sheet. Unrealized gains and losses on these investments are included as a separate component of accumulated other comprehensive income ("*AOCI*"), net of tax. These available-for-sale investments are primarily held in the custody of a major financial institution. A specific identification method is used to determine the adjusted cost basis of AFS investments sold. The Company's AFS investments are classified as current based on the intent of management, the nature of the investments and their availability for use in current operations.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets, consisting of property and equipment, equipment on lease, net, and right-of use assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Factors considered important that could trigger an impairment review include a significant underperformance relative to expected historical or projected future operating results, or a significant change in the manner of the use of the assets. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset (or asset group) to estimated undiscounted future cash flows expected to be generated by the asset (or asset group). If the estimated undiscounted future cash flows generated by these assets were less than the carrying amounts, an impairment charge is recognized.

Management evaluates its long-lived assets, on an annual basis or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with Accounting Standards Codification ("*ASC*"), ASC Topic 360, Property, Plant and Equipment.

Deferred Transaction Costs

The Company capitalizes certain legal, accounting, and other third-party fees that are directly related to a planned equity financing that is probable of successful completion until such financing is consummated. After consummation of an equity financing, these costs are recorded as a reduction of the proceeds received as a result of the financing. Should a planned equity financing be abandoned, terminated or significantly delayed, the deferred transaction costs are immediately written off to operating expenses.

Information by Segment and Geography

The Company manages its operations and allocates resources as a single operating segment. Further, the Company manages, monitors, and reports its financial results as a single reportable segment. The Company's chief operating decision-maker ("*CODM*") is its Chief Executive Officer, who reviews financial information presented on an entity-wide basis for purposes of making operating decisions, assessing financial performance, and allocating resources. The Company has no segment managers who are held accountable by the CODM for operations, operating results, and planning for levels of components below the entity- wide level.

Assets Under Lease Agreements (as Lessee)

The carrying value of right of use ("*ROU*") assets and lease liabilities are based on the present value of future minimum lease payments for leases with original terms in excess of one year. The sum of future minimum lease payments, as adjusted for any initial direct costs, are recognized over the lease term on the straight-line method.

The rate implicit in the lease is not readily determinable in most of the Company's leases, and therefore the Company uses its incremental borrowing rate as the discount rate when measuring operating lease liabilities. The incremental borrowing rate represents an estimate of the interest rate the Company would incur at lease commencement to borrow an amount equal to the lease payments on a collateralized basis over the term of the lease.

The Company has operating leases for office space, warehouse, research and development facilities, and manufacturing facilities. The carrying value of right of use ("*ROU*") assets and lease liabilities are based on the present value of future minimum lease payments, as adjusted for any initial direct costs, and are recognized over the lease term on the straight-line method. The Company has elected the short-term lease exemption for all leases with a term of 12 months or less. The Company elected the practical expedient to capitalize the total lease payment rather than separate lease and non-lease components and only capitalize the lease component.

Common Stock Warrants

The Company classifies the Common Stock Warrants as liabilities in accordance with ASC Topic 815 "Derivatives and Hedging–Contracts in Entity's Own Equity". As the Common Stock Warrants meet the definition of a derivative, the Company recorded these warrants within Warrant liabilities on the consolidated balance sheet at fair value, with subsequent changes in their respective fair values recognized in the consolidated statements of operations and comprehensive loss at each reporting date.

Contingent Earnout Liability

In connection with the Reverse Recapitalization and pursuant to the Business Combination Agreement, eligible former Legacy Velo3D equity holders are entitled to receive additional shares of Common Stock upon the Company achieving certain Earnout Triggering Events (as described in the Business Combination Agreement) (the "*Earnout Shares*"). The Earnout Shares are not indexed to the Common Stock and therefore are accounted for as a liability at the Reverse Recapitalization Date and subsequently remeasured at each reporting date with changes in fair value recorded as a component of gain on fair value of contingent earnout liabilities in the consolidated statements of operations and comprehensive loss. The estimated fair value of the contingent earnout liability was determined using a Monte Carlo simulation using a distribution of potential outcomes on a monthly basis over the Earnout Period (as defined in Note 10, *Equity Instruments*) prioritizing the most reliable information available. The assumptions

utilized in the calculation are based on the achievement of certain stock price milestones, including the current Company Common Stock price, expected volatility, risk free rate, expected term and dividend rate. The contingent earnout liability is categorized as a Level 3 fair value measurement (see "Fair Value Measurements" as described above) because the Company estimates projections during the Earnout Period utilizing unobservable inputs. Contingent earnout liabilities involve certain assumptions requiring significant judgment and actual results may differ from assumed and estimated amounts.

Stock-based Compensation

Stock-based compensation cost for awards is measured as of the grant date based on its fair value, and the amount is expensed ratably over the service period which is typically the vesting period. We have elected to account for forfeitures when they occur, and any compensation expense previously recognized on unvested shares will be reversed.

We estimate the fair value of stock option awards subject to only a service condition on the date of grant using the Black-Scholes valuation model. The Black-Scholes model requires the use of highly subjective and complex assumptions, including the option's expected term, price volatility of the underlying stock, risk-free interest rate, and the expected dividend yield of the underlying common stock, as well as an estimate of the fair value of the common stock underlying the award.

We estimate the fair value of restricted share unit awards using the value of Common Stock on the date of grant.

We estimate the fair value of Earnout Shares awards underlying stock options to employees, which is considered a compensatory award and accounted for under ASC 718, *Share-Based Compensation*, using the Monte-Carlo simulation model. The Monte-Carlo simulation model was selected as the valuation methodology for the Earnout Shares due to the path-dependent nature of triggering events. Under ASC 718, the award is measured at fair value at the grant date and expense is recognized over the time-based vesting period (the triggering event is a market condition and does not impact expense recognition). The Monte-Carlo model requires the use of highly subjective and complex assumptions, including the current stock price, volatility of the underlying stock, expected term, and the risk-free interest rate.

Application of these approaches involves the use of estimates, judgment, and assumptions that are highly complex and subjective, such as those regarding our risk-free interest rates, the selection of comparable companies, and the probability of possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of Common Stock. An increase of 100-basis points in interest rates would not have a material impact on the Company's stock-based compensation.

Operating Expenses

Research and development expenses consist primarily of development materials and supplies, software licenses, depreciation, and salary and related expenses, including stock- based compensation, for personnel related to the development of improvements and expanded features for the Company's products and services, as well as quality assurance, testing, product management, and allocated overhead. Research and development costs are expensed as incurred.

Selling and marketing expenses consist primarily of travel and entertainment expenses, and salary and related expenses, including stock-based compensation, for personnel related to the sales and marketing efforts to expand the Company's brand and market share. Also, selling and marketing expenses includes third-party consulting fees, advertising, and allocated overhead. The Company expenses the cost of advertising, including promotional expenses, as incurred. Advertising expenses for the years ended December 31, 2023 and 2022 were $0.8 million and $0.7 million, respectively.

General and administrative expenses consist primarily of salaries, occupancy costs including rent and utilities, and depreciation; information technology used in the business; professional services costs including legal, accounting, and consulting; and other.

Income Taxes

The Company uses the asset and liability method in accounting for income taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income taxes of a change in tax rates is recognized in the period that includes the enactment date. Deferred tax expense or benefit is the result of changes in the deferred tax asset and liability. Valuation allowances are established when necessary, to reduce deferred tax assets where it is more-likely-than-not that the deferred tax assets will not be realized. In evaluating the Company's ability to recover deferred tax assets, the Company considers all available positive and negative evidence, including historical operating results, ongoing tax planning, and forecasts of future taxable income on a jurisdiction-by-jurisdiction basis. Based on the level of historical losses, the Company has established a valuation allowance to reduce its net deferred tax assets to the amount that is more-likely-than-not to be realized. The Company has recorded a full valuation allowance against its net deferred tax assets as of December 31, 2023 and 2022.

A tax benefit from an uncertain tax position may be recognized when it is more-likely-than-not that the position will be sustained upon examination by the taxing authorities, including resolutions of any related appeals or litigation processes, based on the technical merits of the position.

Net Income (Loss) per Share

Basic and diluted net income (loss) per share is presented in conformity with the two-class method required for participating securities.

Under the two-class method, basic net income (loss) per share is computed by dividing the net income or loss by the weighted-average number of shares of common stock outstanding during the period. Diluted net income (loss) per share adjusts basic net income (loss) per share for the effect of potentially dilutive securities.

Comprehensive Income (Loss)

Comprehensive income (loss) includes net income (loss) plus all changes in stockholders' equity except those resulting from distributions to stockholders. The Company's unrealized gains and losses on short-term available-for-sale investment securities represent the components of other comprehensive income (loss) that are excluded from the reported net income (loss) and are presented in the consolidated statements of operations and comprehensive income (loss).

JOBS Act Accounting Election

The Company is provided the option to adopt new or revised accounting guidance as an "emerging growth company" under the Jumpstart Our Business Startups Act of 2012 (the "*JOBS Act*") either (1) within the same periods as those otherwise applicable to public business entities, or (2) within the same time periods as non-public business entities, including early adoption when permissible. With the exception of standards the Company elected to early adopt, when permissible, the Company has elected to adopt new or revised accounting guidance within the same time period as non-public business entities, as indicated below.

Recently Adopted Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, "Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments ("Topic 326")", and has since released various amendments including ASU No. 2019-04. The guidance modifies the measurement of expected credit losses on certain financial instruments. This guidance is effective for the Company for the fiscal year beginning after December 15, 2022. Early adoption is permitted. The Company adopted the new guidance in the first quarter of fiscal year 2023. The effect on the consolidated financial statements and related disclosures was not material.

Recently Issued Accounting Pronouncements

In December 2023, the FASB issued ASU No. 2023-09 ("ASU 2023-09"), Income Taxes (Topic 740): Improvement to Income Tax Disclosures to enhance the transparency and decision usefulness of income tax disclosures. Two primary enhancements related to this ASU include disaggregating existing income tax disclosures relating to the effective tax rate reconciliation and income taxes paid. ASU 2023-09 is effective for annual periods beginning after December 15, 2024 on a prospective basis. Early adoption is permitted. The Company is currently evaluating the impact of this accounting standard update on the Company's consolidated financial statements and related disclosures.

Note 3. Basic and Diluted Net Income (Loss) per Share

The following table sets forth the computation of the Company's basic and diluted net income (loss) per share to common stockholders:

	December 31,	
	2023	2022
	(In thousands, except share per share data)	
Numerator:		
Net income (loss)	$ (135,139)	$ 7,969
Denominator:		
Basic weighted average shares outstanding	197,358,751	185,079,101
Effect of dilutive securities:		
Common stock warrants	—	7,999
Restricted stock units	—	345,714
Common stock options	—	16,742,089
Diluted weighted average shares outstanding	197,358,751	202,174,903
Net income (loss) per share		
Basic	$ (0.68)	$ 0.04
Diluted	$ (0.68)	$ 0.04

The following potentially dilutive shares of common stock equivalents on an "as-converted basis" were excluded from the computation of diluted net loss per share for the periods presented because including them would have had an antidilutive effect:

	December 31,	
	2023	**2022**
	(per share data)	
Common stock warrants	50,945,000	13,075,000
Restricted stock units	20,066,204	3,819,727
Common stock options	13,152,359	725,711
Total potentially dilutive common share equivalents	84,163,563	17,620,438

Total potentially dilutive common share equivalents for the years ended December 31, 2023 and 2022, excludes 21,265,936 and 21,758,149, respectively, shares related to the earnout liability as these shares are contingently issuable upon meeting certain triggering events.

Velo3D, Inc.
Notes to Consolidated Financial Statements

Note 4. Fair Value Measurements

The Company's assets and liabilities that were measured at fair value on a recurring basis were as follows:

	Fair Value Measured as of December 31, 2023			
	Level 1	Level 2	Level 3	Total
	(In thousands)			
Assets				
Money market funds (i)	$ 3,422	$ —	$ —	$ 3,422
Corporate bonds (ii)	—	6,621	—	6,621
Total financial assets	$ 3,422	$ 6,621	$ —	$ 10,043
Liabilities				
Common stock warrant liabilities (Public) (iii)	$ 258	$ —	$ —	$ 258
Common stock warrant liabilities (Private Placement) (iii)	—	—	127	127
Common stock warrant liabilities (2022 Private Warrant) (iii)	—	—	23	23
Common stock warrant liabilities (RDO Warrants) (iii)	—	—	10,891	10,891
Common stock warrant liabilities (Placement Agent Warrants) (iii)	—	—	536	536
Contingent earnout liabilities	—	—	1,456	1,456
Total financial liabilities	$ 258	$ —	$ 13,033	$ 13,291

	Fair Value Measured as of December 31, 2022			
	Level 1	Level 2	Level 3	Total
	(In thousands)			
Assets				
Money market funds (i)	$ 31,728	$ —	$ —	$ 31,728
U.S. Treasury securities (ii)	24,701	—	—	24,701
Corporate bonds (ii)	—	23,513	—	23,513
Total financial assets	$ 56,429	$ 23,513	$ —	$ 79,942
Liabilities				
Common stock warrant liabilities (Public) (iii)	$ 1,748	$ —	$ —	$ 1,748
Common stock warrant liabilities (Private Placement) (iii)	—	—	888	888
Common stock warrant liabilities (2022 Private Warrant) (iii)	—	—	109	109
Contingent earnout liabilities	—	—	17,414	17,414
Total financial liabilities	$ 1,748	$ —	$ 18,411	$ 20,159

(i)   Included in cash and cash equivalents on the consolidated balance sheets.
(ii)   Included in short-term investments on the consolidated balance sheets.
(iii) Included in warrant liabilities on the consolidated balance sheets.

For more information regarding the Public Warrants, Private Placement Warrants, the 2022 Private Warrant, the RDO Warrants, the Placement Agent Warrants, and the Contingent earnout liabilities, see Note 10, *Equity Instruments*.

The aggregate fair value of the Company's money market funds approximated amortized cost and, as such, there were no unrealized gains or losses on money market funds as of December 31, 2023 and 2022. Realized gains and losses, net of tax, were not material for any of the periods presented.

The following table presents a summary of the changes in the fair value of the Company's Level 3 financial instruments:

	Private placement warrant liabilities	2022 Private Warrant	Contingent earnout liabilities	Debt derivatives	RDO Warrants	Placement Agent Warrants
	(In Thousands)					
Fair value as of January 1, 2023	$ 888	$ 109	$ 17,414	$ —	$ —	$ —
Issuance of instruments	—	—	—	13,890	10,891	536
Change in fair value	(761)	(86)	(15,958)	(8,485)	—	—
Extinguishment of debt derivatives in connection with debt extinguishment	—	—	—	(5,405)	—	—
Fair value as of December 31, 2023	$ 127	$ 23	$ 1,456	$ —	$ 10,891	$ 536
Fair value as of January 1, 2022	$ 7,387	$ —	$ 111,487	$ —	$ —	$ —
Issuance of warrants	—	170	—	—	—	—
Change in fair value	(6,499)	(61)	(94,073)	—	—	—
Fair value as of December 31, 2022	$ 888	$ 109	$ 17,414	$ —	$ —	$ —

The fair value of the private placement warrant liability, the 2022 Private Warrant, Contingent earnout liability, Debt derivative, RDO Warrants, and Placement Agent Warrants are based on significant unobservable inputs, which represent Level 3 measurements within the fair value hierarchy.

In determining the fair value of the Private Placement Warrant liability, Contingent earnout liability, and Debt derivatives, the Company used the Monte Carlo simulation model using a distribution of potential outcomes on a weekly basis over the applicable periods that assumes optimal exercise of the Company's redemption option at the earliest possible date (see Note 10, *Equity Instruments)*.

In determining the fair value of the 2022 Private Warrant, RDO Warrants, and Placement Agent Warrants, the Company used the Black-Scholes option pricing model to estimate the fair value using unobservable inputs including the expected term, expected volatility, risk-free interest rate and dividend yield (see Note 10, *Equity Instruments*).

Note 5. Investments

Available-for-sale Investments

The following table summarizes the Company's available-for-sale ("AFS") investments. These are classified as "Short-term investments" on the consolidated balance sheets.

	December 31, 2023			
	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
	(In thousands)			
Corporate bonds	6,717	—	(96)	6,621
Total available-for-sale investments	$ 6,717	$ —	$ (96)	$ 6,621

	December 31, 2022			
	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
	(In thousands)			
U.S. Treasury securities	$ 25,124	$ —	$ (423)	$ 24,701
Corporate bonds	23,927	—	(414)	23,513
Total available-for-sale investments	$ 49,051	$ —	$ (837)	$ 48,214

The following table presents the breakdown of the AFS investments in an unrealized loss position as of December 31, 2023 and December 31, 2022, respectively.

	December 31, 2023		December 31, 2022	
	Fair Value	Gross Unrealized Loss	Fair Value	Gross Unrealized Loss
	(In thousands)			
U.S. Treasury securities				
Less than 12 months	$ —	$ —	$ 16,702	$ (365)
12 months or longer	$ —	$ —	$ 7,999	$ (58)
Total	$ —	$ —	$ 24,701	$ (423)
Corporate bonds				
Less than 12 months	$ —	$ —	$ 18,951	$ (387)
12 months or longer	$ 6,621	$ (96)	$ 1,478	$ (27)
Total	$ 6,621	$ (96)	$ 20,429	$ (414)

The Company does not believe these AFS investments to be other-than-temporarily impaired as of December 31, 2023 and December 31, 2022.

There were no material realized gains or losses on AFS investments for the years ended December 31, 2023 and December 31, 2022.

All remaining contractual maturities of AFS investments held at December 31, 2023 are as follows:

| | Less than 12 months | | Greater than 12 months | |
	Fair Value	Gross Unrealized Loss	Fair Value	Gross Unrealized Loss
	(In thousands)			
Corporate bonds	$ 6,621	$ (96)	$ —	$ —
Total	$ 6,621	$ (96)	$ —	$ —

Note 6. Balance Sheet Components

Accounts Receivable, Net

Accounts receivable, net consisted of the following:

| | December 31, | |
	2023	2022
	(In thousands)	
Trade Receivables	$ 10,203	$ 9,639
Less: Allowances for Doubtful Accounts	(620)	(454)
Total	$ 9,583	$ 9,185

Inventories

Inventories consisted of the following:

| | December 31, | |
	2023	2022
	(In thousands)	
Raw materials	$ 48,488	$ 58,585
Work-in-progress	9,922	12,617
Finished goods	2,406	—
Total	$ 60,816	$ 71,202

The Company recorded $27.1 million in inventory reserves related to the valuation of inventory for the year ended December 31, 2023

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following:

| | December 31, | |
	2023	2022
	(In thousands)	
Prepaid insurance and other	$ 2,738	$ 3,316
Vendor prepayments	1,262	2,217
Total	$ 4,000	$ 5,533

Property and Equipment, Net

Property and equipment, net consisted of the following:

	December 31,	
	2023	**2022**
	(In thousands)	
Computers and software	$ 2,549	$ 2,222
Lab equipment and other equipment	8,075	7,379
Furniture and fixtures	206	181
Leasehold improvements	14,406	16,273
Total property, plant and equipment	25,236	26,055
Less accumulated depreciation and amortization	(8,910)	(6,243)
Property, plant and equipment, net	$ 16,326	$ 19,812

Depreciation expense for the years ended December 31, 2023 and 2022 was $5.2 million and $3.6 million, respectively.

The manufacturing facility operating lease at Campbell (McGlincy) was terminated on March 31, 2023, and is no longer in use. There were no significant asset retirement obligations. The Company accelerated depreciation of $0.4 million in leasehold improvements, which are included in depreciation expense, related to the Company's exit from its two facilities at Campbell (Division) on December 31, 2023, which are no longer in use. The Company disposed of $2.1 million in fully-depreciated leasehold improvements during the year ended December 31, 2023.

Other Assets

Other assets consisted of the following:

	December 31,	
	2023	**2022**
	(In thousands)	
Right of use assets	$ 10,672	$ 13,545
Net investment in sales-type lease	—	$ 5,905
Non-current prepaid expenses and other assets	1,993	$ 3,211
Total Other assets	$ 12,665	$ 22,661

The Company negotiated the early buy-out of all outstanding sales-type leases. The excess of the carrying value of the net investment in sales-type lease, associated contract assets and the consideration received of $5.0 million resulted in a reduction in revenue of $2.2 million for the year ended December 31, 2023.

Accrued Expenses & Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following:

	December 31,	
	2023	**2022**
	(In thousands)	
Accrued expenses	$ 1,948	$ 8,602
Accrued salaries and benefits	2,277	4,830
Lease liability – current portion	2,266	2,445
Total accrued expenses and other current liabilities	$ 6,491	$ 15,877

Other Noncurrent Liabilities

Other noncurrent liabilities consisted of the following:

	December 31,	
	2023	**2022**
	(In thousands)	
Lease liabilities - noncurrent portion	$ 10,176	$ 12,206
Other noncurrent liabilities	1,380	428
Total other noncurrent liabilities	$ 11,556	$ 12,634

Note 7. Equipment on Lease, Net

The equipment leased to customers had a cost basis of $7.4 million and accumulated depreciation of $0.8 million as of December 31, 2023. The total depreciation expense was $1.0 million and included in cost of revenue for the year ended December 31, 2023.

The equipment leased to customers had a cost basis of $10.6 million and accumulated depreciation of $1.5 million as of December 31, 2022. The total depreciation expense was $1.7 million and included in cost of revenue for the year ended December 31, 2022.

The equipment on lease initial lease terms are generally for 12 months and the Company has considered the possibility of renewals when determining the length of the contract and the expectation is that customers will not exercise any renewal or purchase options at the end of the lease. The Company has evaluated our customer history on renewals, returns and purchase options and have determined the operating lease period of 12 months is appropriate.

For the year ended December 31, 2023, two new leases were entered into and eight equipment on leases with an aggregate carrying value of $6.7 million were reclassified from equipment on lease, net to finished goods inventory to be resold as the purchase options were not exercised.

As noted above, we are unsure of when the customer will return or renew leased equipment. Additionally, lessees do not provide residual value guarantees on equipment on lease. The future lease payments expected in 2024 are $1.2 million.

Lease payments consisted of the following:

	December 31,	
	2023	**2022**
	(In thousands)	
Equipment on lease payments	1,676	3,483
Equipment on lease variable payments	—	678
Total lease payments	$ 1,676	$ 4,161

The Company entered into debt secured by certain leased equipment to customers. See Note 9, *Long-term Debt,* for a description of these financing arrangements.

Note 8. Leases

The Company leases its office and manufacturing facilities under four non-cancellable operating leases, including options to extend, which expire in 2024 to 2032. The agreements include a provision for renewal at the then prevailing market rate for terms specified in each lease.

As noted above in Note 6, Balance Sheet Components, the manufacturing facility operating lease at Campbell (McGlincy) was terminated on March 31, 2023, and is no longer in use. The Company's right-of-use assets and lease liabilities related to McGlincy were amortized in full over the life of the lease. Additionally, the Company exited from its two facilities at Campbell (Division) on December 31, 2023, which are no longer in use, however the lease agreement was not terminated.

Total ROU assets and lease liabilities are as follows:

	December 31,			
	2023		2022	
	(In thousands)			
Right-of-use assets:				
Net book value (Other assets)	$	10,672	$	13,545
Operating lease liabilities:				
Current (Accrued expense and other current liabilities)	$	2,153	$	2,411
Noncurrent (Other noncurrent liabilities)		9,973		12,201
		12,126		14,612
Financing lease liabilities:				
Current (Accrued expense and other current liabilities)	$	113	$	35
Noncurrent (Other noncurrent liabilities)		203		5
	$	316	$	40
Total lease liabilities	$	12,442	$	14,652

There were no impairments recorded related to these assets as of December 31, 2023 and 2022.

Information about lease-related balances were as follows:

	December 31,			
	2023		2022	
	(In thousands, except years and percentages)			
Operating lease expense	$	3,002	$	2,956
Financing lease expense		80		36
Short-term lease expense		314		351
Total lease expense	$	3,396	$	3,343
Cash paid for leases	$	2,827	$	2,360
Weighted-average remaining lease term-operating leases (years)		7.8		4.1
Weighted-average discount rate-operating leases		8.8%		8.7%

Maturity of operating lease liabilities as of December 31, 2023 are as follows:

	(In thousands)
2024	$ 2,806
2025	2,360
2026	2,402
2027	2,400
2028	2,490
Thereafter	8,779
Total operating lease payments	$ 21,237
Less portion representing imputed interest	(9,111)
Total operating lease liabilities	$ 12,126
Less current portion	2,153
Long-term portion	$ 9,973

Note 9. Long-Term Debt

Debt consisted of the following:

	December 31,	
	2023	2022
	(In thousands)	
Revolving credit line	$ —	$ 3,000
Equipment loan	—	5,356
Secured notes	33,516	—
Deferred financing costs	(384)	(159)
Total	$ 33,132	$ 8,197
Debt – current portion	21,191	2,775
Long-term debt – less current portion	$ 11,941	$ 5,422

Secured Convertible Notes — On August 10, 2023, the Company entered into the Securities Purchase Agreement with High Trail Investments ON LLC and an affiliated institutional investor (together, the "Investors") pursuant to which the Company agreed to issue and sell in an offering up to $105 million aggregate principal amount of senior secured convertible notes (the "Secured Convertible Notes"). On August 14, 2023, the Company issued $70 million aggregate principal amount of Secured Convertible Notes to the Investors. In addition, the Company granted the Investors the right to purchase up to an additional $35 million aggregate principal amount of the Secured Convertible Notes so long as the notice to exercise such option was provided no later than August 14, 2024. The Secured Convertible Notes bore interest at 6.00% per annum, payable quarterly in cash on January 1, April 1, July 1 and October 1 of each year, commencing on October 1, 2023, and would mature on August 1, 2026. The Secured Convertible Notes included covenants requiring the Company to, among others things, maintain minimum levels of quarterly revenue through the quarter ended June 30, 2026. The Company was not in compliance with the minimum revenue covenant for the quarter ended September 30, 2023.

Beginning on January 1, 2024, the Investors had the option to require the Company to repay principal on the Secured Convertible Notes quarterly pursuant to the terms of the Secured Convertible Notes at a repayment price equal to 115% of the Secured Convertible Notes principal balance repaid plus accrued interest. The repayments were calculated at a rate of 12.5% of 115% of the principal balance and would reduce the principal balance of the Secured Convertible Notes by the amount repaid divided by a rate of 1.15. The end of term maturity balance was the principal balance of the Secured Convertible Notes multiplied by 115% (the "Secured Convertible Notes Maturity Balance"). The Secured Convertible Notes were convertible based on a conversion rate of 644.7453 shares of Common Stock per $1,000 principal amount of Secured Convertible Notes (equivalent to a conversion price of approximately $1.55 per share of the Common Stock).

The Company used approximately $22.4 million of the net proceeds from the offering of the Secured Convertible Notes to repay all $21.9 million of outstanding principal and $0.3 million of accrued interest under the Company's Revolving Credit Line and Equipment Loan which resulted in a loss of $0.2 million expensed within "Loss on debt extinguishment".

The Company incurred deferred financing costs of $4.1 million related to the Secured Convertible Notes, which were capitalized upon issuance and were being accreted over the term of the Secured Convertible Notes using the effective interest rate method with $0.6 million included in "Interest expense" in the accompanying Consolidated Statements of Operations and Comprehensive Income (Loss) for the year ended December 31, 2023. The unamortized deferred financing costs of $3.5 million, were expensed within "Loss on debt extinguishment" upon the cancellation and exchange of the Secured Convertible Notes for the Secured Notes.

Additionally, the Company was capitalizing discounts of $24.4 million against the carrying value of the Secured Convertible Notes and amortizing the discounts over the term of the Secured Convertible Notes using the effective interest rate method. The $24.4 million discount included $13.9 million related to debt derivatives, $10.5 million related to the Secured Convertible Notes Maturity Balance, with $4.7 million amortized interest expense for the year ended December 31, 2023. The unamortized discount was $19.7 million, was expensed within "Loss on debt extinguishment" upon the extinguishment and termination of the Secured Convertible Notes.

As of December 31, 2023, the Company had no outstanding balance, no unamortized discount, or unamortized deferred loan fees due to the cancellation of the Secured Convertible Notes in connection with the issuance of the Secured Notes. During the year ended December 31, 2023, the Company had paid $1.9 million in interest and incurred a total of $7.2 million in interest expense related to the Secured Convertible Notes. The effective interest rate was 41.1% for the year ended December 31, 2023.

Secured Notes — On November 27, 2023, the Company entered into the Securities Exchange Agreement (the "Exchange Agreement") with the Investors, pursuant to which the Company made a cash payment to the Investors of $16.3 million to repay $12.5 million of aggregate principal amount of the Secured Convertible Notes, together with $1.3 million of accrued and unpaid interest. The remaining Secured Convertible Notes were exchanged for $57.5 million aggregate principal amount of new senior secured notes due 2026 (the "Secured Notes") and 10,000,000 shares of Common Stock with a fair market value of $9.4 million at issuance. The remaining Secured Convertible Notes Maturity Balance of $8.0 million was recognized as a gain within "Loss on debt extinguishment" and was partially offset by $0.2 million of financing costs paid to the Investors. The Secured Notes included covenants requiring the Company to maintain a minimum of $35 million of unrestricted cash and cash equivalents and to maintain minimum levels of available cash, calculated monthly based on a rolling three-month lookback period beginning with the three-month period ending on December 31, 2023.

On December 27, 2023, the Company entered into a note amendment to its Secured Notes with the Investors, pursuant to which the Company made a cash payment to the note holders of $25.0 million to repay approximately $20.8 million of aggregate principal amount of the Secured Notes, together with accrued and unpaid interest. The amendment was determined to be a modification of the Secured Notes. The amended Secured Notes eliminated the requirement to pay a principal amount of Secured Notes on January 1, 2024, eliminated the requirement to maintain a minimum of $35.0 million of unrestricted cash and cash equivalents, and deferred the requirement to, on or before December 31, 2023, establish a new "at-the-market" offering program (or increase the Company's existing "at-the-market" offering program) with aggregate available, accessible and unused capacity to generate gross proceeds to the Company of at least $75.0 million as of December 31, 2023 to January 31, 2024.

The Secured Notes contain customary affirmative and negative covenants (including covenants that limit the Company's ability to incur debt, make investments, transfer assets, engage in certain transactions with affiliates and merge with other companies). Additionally, as noted above, the Secured Notes require the Company maintain available cash on a quarterly basis, adjusted for certain financing activity as defined in the Secured Notes, in excess of required minimum balances as defined in the Secured Notes. Furthermore, if an event of default occurs, the holders of the Secured Notes may declare the Secured Notes due and payable for cash in an amount equal to the Event of Default Acceleration Amount as defined in the Secured Notes. If an event of default occurs and the

Company fails to pay the Event of Default Acceleration Amount when due in accordance with the Secured Notes, then the holders may elect to receive such unpaid portion of the Event of Default Acceleration Amount, entirely or partially, in shares of Common Stock calculated based on dividing Event of Default Acceleration Amount by the lowest of the 10 daily volume weighted average prices of the Common Stock immediately prior to the applicable event of default stock payment date.

The Secured Notes bear interest at 6.00% per annum, payable quarterly in cash on January 1, April 1, July 1 and October 1 of each year, commencing on January 1, 2024, and will mature on August 1, 2026. When the Company repays principal on the Secured Notes pursuant to the terms of the Secured Notes, it will be required to pay 120% of the principal amount repaid (the "Repayment Price") plus accrued and unpaid interest.

On the first day of each three-month period beginning on April 1, 2024 (a "Partial Redemption Date"), the Company will redeem a portion of the principal amount of the Secured Notes at the Repayment Price plus accrued and unpaid interest, unless the Investors cancel such redemption. The aggregate principal amount of the Secured Notes that will be redeemable on a Partial Redemption Date will be $8,750,000 for a Repayment Price of $10,500,000.

The Secured Notes include terms that provide the Investors seniority over other unsecured obligations in any settlement negotiations in the event of liquidation. Additionally, the Secured Notes contain redemption features in the event of default or a fundamental change in control that would make the Secured Notes immediately callable at a predetermined rate as described in the Secured Notes. The redemption features are settled in cash. As of December 31, 2023, the Company has not included the effect of an event of default or the effect of a fundamental change in control in the valuation of the Secured Notes, as the Company believes the likelihood of these occurring to be remote. The Company will continue to monitor the likelihood of these events in future reporting periods.

The Company incurred deferred financing costs of $0.4 million related to the Secured Notes, which were capitalized upon issuance and are being accreted over the term of the Secured Notes using the effective interest rate method and are included in "Interest expense" in the accompanying Consolidated Statements of Operations and Comprehensive Income (Loss). As of December 31, 2023, the remaining unamortized balance of deferred financing costs was $0.4 million and were included in Debt — current portion on the balance sheets.

Additionally, the Company is accreting discounts of $11.5 million and capitalizing to the carrying value of the Secured Notes over the term of the Secured Notes using the effective interest rate method with $1.2 million amortized to interest expense for the year ended December 31, 2023. As of December 31, 2023, the unamortized discount was $10.3 million, which includes the difference between the principal and the Repayment Price, and capitalized deferred financing costs. For the year ended December 31, 2023, the Company paid $0.4 million in interest and incurred a total of $1.6 million in interest expense related to the Secured Notes. The effective interest rate was 45.0% for the year ended December 31, 2023.

The future minimum aggregate payments for the above borrowings are equal to the quarterly payments made using the Repayment Price, beginning are as follows as of December 31, 2023:

	(In thousands)
2024	$ 31,500
2025	12,500
	$ 44,000

As of December 31, 2023 and the issuance date of the audited consolidated financial statements, the Company was in compliance with all covenants.

Revolving Credit Line — During the year ended December 31, 2022, the Company entered into modification agreements that made certain modifications to the third amended and restated loan and security agreement. The modification agreements, among other things, extended the maturity date of the revolving line of credit, and

increased the amount of the revolving credit line to $30.0 million. As of December 31, 2022, the Company had $27.0 million of the revolving credit line undrawn and deferred loan fees of less than $0.2 million.

In 2023, the Company's drew $14.0 million on the revolving credit facility with a variable interest rate of the greater of 5.50% or Prime Rate plus 0.75% and due on December 31, 2024. The outstanding principal of $17.0 million was repaid upon the issuance of the Secured Convertible Notes. As of December 31, 2023, the Company had no outstanding balance, remaining revolving credit line availability, or deferred loan fees.

The effective interest rate was 15.8% and 5.7% for the year ended December 31, 2023 and 2022, respectively. Interest expense for the year ended December 31, 2023 was $0.6 million which included an additional $0.1 million for final payments made during the extinguishment of the Revolving Credit Line.

Equipment Loan — On July 25, 2022, the Company entered into a joinder and fourth loan modification agreement that made certain modifications to its third amended and restated loan and security agreement, including establishing a secured equipment loan facility of up to $15.0 million, secured by equipment leased to customers, available through December 31, 2023 with a variable interest rate of the greater of Prime rate or 3.25% and terms of three years.

As of December 31, 2022, the Company had executed a total of $8.0 million in equipment loan advances. For the year ended December 31, 2022, $2.1 million in principal payments were made on the equipment loan advances for an outstanding balance of $5.4 million as of December 31, 2022.

For the year ended December 31, 2023, the Company executed a total of $1.6 million in equipment loan advances and made $2.0 million in principal payments. The outstanding principal of $4.9 million was repaid upon the issuance of the Secured Convertible Notes. As of December 31, 2023, the Company had no outstanding balance, remaining equipment loan availability, or deferred loan fees.

The effective interest rate of the equipment loans was 12.6% and 3.4% for the years ended December 31, 2023 and 2022, respectively. Interest expense for the year ended December 31, 2023 was $0.6 million which included an additional $0.3 million for final payments made during the extinguishment of the Equipment Loan.

Note 10. Equity Instruments

Common stock

The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders but are not entitled to cumulative voting rights, are entitled to receive ratably such dividends as may be declared by the Company's Board of Directors out of funds legally available therefor subject to preferences that may be applicable to any shares of redeemable convertible preferred stock currently outstanding or issued in the future, are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding redeemable convertible preferred stock in the event of the Company's liquidation, dissolution, or winding up, have no preemptive rights and no right to convert their common stock into any other securities, and have no redemption or sinking fund provisions applicable to the common stock.

On November 28, 2023, the Company issued 10,000,000 shares of Common Stock in connection with the exchange of the Secured Convertible Notes for the Secured Notes. For more information, see Note 9, *Long-Term Debt*.

On December 29, 2023, the Company issued 36,000,000 shares of Common Stock and warrants to purchase 36,000,000 shares of Common Stock for gross proceeds of $18.0 million in a registered direct offering (the "Registered Direct Offering").

Common Stock Reserved for Future Issuance

Shares of common stock reserved for issuance on an "as if converted" basis were as follows:

	December 31,	
	2023	**2022**
	(share data)	
Common stock warrants	50,945,000	13,145,000
Shares available for future grant under 2021 Equity Incentive Plan	16,041,013	20,861,294
Reserved for At-the-Market offering	2,825,941	—
Reserved for employee stock purchase plan	7,371,214	5,495,601
Total shares of common stock reserved	**77,183,168**	**39,501,895**

In February 2023, the Company entered into a sales agreement (the "ATM Sales Agreement") with Needham & Company, LLC ("Needham"), as agent, pursuant to which the Company may offer and sell, from time to time through Needham, up to $40.0 million shares of its common stock pursuant to a shelf registration statement on Form S-3 (the "Shelf Registration Statement") and the related prospectus supplement and accompanying base prospectus, and in connection therewith, the Company reserved 20,000,000 shares of common stock for issuance under the ATM Sales Agreement. In March 2023, pursuant to the evergreen provisions of the Company's 2021 Equity Incentive Plan (the "2021 EIP"), the Company registered an additional 9,378,068 shares of common stock for issuance under the 2021 EIP and 1,875,613 shares of common stock for issuance under the 2021 ESPP.

The shares available for future grant under the 2021 EIP are net of any un-exercised stock options (vested and unvested) and unvested restricted stock units ("RSUs") outstanding that may convert to common stock in the future upon exercise or vesting as of December 31, 2023 and 2022.

Common Stock Warrant liabilities

Following the Merger, 8,625,000 publicly-traded warrants (the "Public Warrants") and 4,450,000 private placement warrants (the "Private Placement Warrants"), issued to Spitfire Sponsor, LLC (the "Sponsor"), all of which were issued in connection with JAWS Spitfire's initial public offering ("IPO"), became exercisable for one share of the Company's Common Stock at an exercise price of $11.50 per share. During the year ended December 31, 2023, there were no Public Warrants or Private Placement Warrants exercised. The Public Warrants are publicly traded and are exercisable for cash, unless certain conditions occur, such as redemption by the Company under certain circumstances, at which time the Public Warrants may be exercised on a cashless basis. The Private Placement Warrants are non-redeemable for cash so long as they are held by the initial purchasers or their permitted transferees. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants are redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

In conjunction with the joinder and fourth loan modification agreement on July 25, 2022, we issued to Silicon Valley Bank warrants to purchase up to 70,000 shares of the Company's common stock at an exercise price of $2.56 per warrant share (the "2022 Private Warrant"). The 2022 Private Warrant is exercisable until July 24, 2034 and allow cashless exercise in whole or part.

On December 29, 2023, the Company issued warrants to purchase 36,000,000 shares of Common Stock at an exercise price of $0.57 per warrant share (the "RDO Warrants") in the Registered Direct Offering. Additionally, the Company issued warrants to purchase 1,800,000 shares of Common Stock at an exercise price of $0.62 per warrant share (the "Placement Agent Warrants" and, together with the Public Warrants, the Private Placement Warrants, the 2022 Private Warrant, and the RDO Warrants the "Common Stock Warrants"). The RDO Warrants and Placement Agent Warrants are exercisable until December 29, 2028.

The Company evaluated the Common Stock Warrants, and concluded that they all do not meet the criteria to be classified within stockholders' equity. The reason of the warrants being classified as a liability is because of "Provision (ii) in the event of a Fundamental Transaction it is not an acceptable measure for the Company's stock price in a fixed-for-fixed option pricing model." The warrant agreement governing the Public Warrants and Private Placement Warrants includes a provision, the application of which could result in a different settlement value for the Common Stock Warrants depending on their holder. The Private Placement Warrants are not considered to be "indexed to the Company's own stock." In addition, the warrant agreement includes a provision that provides that in the event of a tender or exchange offer accepted by holders of more than 50.0% of the outstanding shares of the common stock, all holders of the Public Warrants and the Private Placement Warrants would be entitled to receive cash for all of their Public Warrants and Private Placement Warrants. Specifically, in the event of a qualifying cash tender offer (which could be outside of the Company's control), all Public Warrant and Private Placement Warrant holders would be entitled to cash, while only certain of the holders of the common stock may be entitled to cash. These provisions preclude us from classifying the Public Warrants and Private Placement Warrants in stockholders' equity. The 2022 Private Warrant, the RDO Warrants, and the Placement Agent Warrants also contain similar provisions on the treatment in the event of a qualifying cash tender offer that preclude us from classifying the 2022 Private Warrants, the RDO Warrants, and the Placement Agent Warrants in stockholders' equity.

Warrants for common stock of 50,945,000 and 13,145,000 were exercisable 1-to-1 as of December 31, 2023 and 2022, respectively. The Private Placement Warrants, the 2022 Private Warrant, the RDO Warrants, the Placement Agent Warrants, and the Public Warrants on common stock (as defined below) are liability classified and recorded at fair value on the issue date with periodic remeasurement. Warrants for shares of common stock consisted of the following:

				December 31, 2023		
	Issue Date	Expiration Date	Number of Warrants	Exercise Price per warrant	Fair Value on Issue Date per warrant	Fair Value on December 31, 2023
Private Placement Warrants - Common Stock	12/02/2020	09/29/2026	4,450,000	$11.50	$2.00	$ 127
2022 Private Warrant - Common Stock	07/25/2022	07/24/2034	70,000	$2.56	$2.43	$ 23
Public Warrants - Common Stock	12/02/2020	09/29/2026	8,625,000	$11.50	$3.30	$ 258
RDO Warrants - Common Stock	12/29/2023	12/29/2028	36,000,000	$0.57	$0.30	$ 10,891
Placement Agent Warrants - Common Stock	12/29/2023	12/29/2028	1,800,000	$0.62	$0.30	$ 536
			50,945,000			$ 11,835

				December 31, 2022		
	Issue Date	Expiration Date	Number of Warrants	Exercise Price per warrant	Fair Value on Issue Date per warrant	Fair Value on December 31, 2022
Private Placement Warrants - Common Stock	12/02/2020	09/29/2026	4,450,000	$11.50	$2.00	$ 888
2022 Private Warrant - Common Stock	07/25/2022	07/24/2034	70,000	$2.56	$2.43	$ 109
Public Warrants - Common Stock	12/02/2020	09/29/2026	8,625,000	$11.50	$3.30	$ 1,748
			13,145,000			$ 2,745

Private Placement Warrants - Common Stock

Concurrently with JAWS Spitfire's IPO, 4,450,000 Private Placement Warrants were issued to the Sponsor at $2.00 per warrant. Each Private Placement Warrant is exercisable to purchase one share of common stock at a price of $11.50 per share. Subject to certain exceptions, the Private Placement Warrants have terms and provisions that are identical to those of the Public Warrants. As of December 31, 2023, the number of Private Placement Warrants issued was 4,450,000.

2022 Private Warrant - Common Stock

In conjunction with the joinder and fourth loan modification agreement on July 25, 2022, the Company issued to Silicon Valley Bank, warrants to purchase up to 70,000 shares of the Company's common stock at an exercise

price of $2.56 per warrant share . The 2022 Private Warrant is exercisable until July 24, 2034 and allows cashless exercise in whole or part.

RDO Warrants - Common Stock

In conjunction with the capital raise on December 29, 2023, the Company issued to multiple institutional investors, warrants to purchase up to 36,000,000 shares of the Company's common stock at an exercise price of $0.57 per warrant share . The RDO Warrants are exercisable until December 29, 2028 and allows cashless exercise in whole or part.

Placement Agent Warrants - Common Stock

In conjunction with the capital raise on December 29, 2023, the Company issued to the placement agent, warrants to purchase up to 1,800,000 shares of the Company's common stock at an exercise price of $0.62 per warrant share . The Placement Agent Warrants are exercisable until December 29, 2028 and allows cashless exercise in whole or part.

Public Warrants - Common Stock

In conjunction with the JAWS Spitfire IPO, 34,500,000 units were issued to public investors at $10.00 per unit. Each unit consisted of one JAWS Spitfire Class A ordinary share and one-fourth of one warrant . Each Public Warrant is exercisable to purchase shares of common stock at $11.50 per share. As of December 31, 2023, the number of Public Warrants issued was 8,625,000.

The Public Warrants may only be exercised for a whole number of shares. The Public Warrants became exercisable on December 7, 2021. The Public Warrants will expire 5 years after the completion of the Merger or earlier upon redemption or liquidation.

Common Stock Warrant Liabilities

The liability for warrants on common stock carried at fair value was as follows:

	December 31,	
	2023	2022
	(In thousands)	
Beginning Balance	$ 2,745	$ 21,705
Issuance of common stock warrant in connection with financing	11,428	170
Loss on fair value of warrants	(2,338)	(19,130)
Ending Balance	$ 11,835	$ 2,745

The liabilities associated with the Private Placement Warrants, 2022 Private Warrant, RDO Warrants, and Placement Agent Warrants were subject to remeasurement at each balance sheet date using the Level 3 fair value inputs and the Public Warrants were subject to remeasurement at each balance sheet date using the latest trading price of the warrants for the years ended December 31, 2023 and 2022.

Private Placement Warrant - Fair Value Assumption

The fair value assumptions used in the Monte Carlo simulation model for the recurring valuation of the private placement common stock warrant liability were as follows:

	As of December 31, 2023	As of December 31, 2022
Current stock price	$0.40	$1.79
Expected volatility	105.0%	68.0%
Risk-free interest rate	4.1%	4.1%
Dividend yield	—%	—%
Expected term (in years)	2.75	3.75

Expected volatility: The volatility is determined iteratively, such that the concluded value of the Public Warrant is equal to the traded price.

Risk-free interest rate: The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for zero-coupon U.S. Treasury notes with maturities corresponding to the expected term of the common stock warrants.

Expected dividend yield: The expected dividend rate is zero as the Company currently has no history or expectation of declaring dividends on its common stock.

Expected term: The expected term represents the period that the warrants are expected to be outstanding and is determined using the simplified method, which deems the term to be the average of the time to vesting and the contractual life of the common stock warrants.

2022 Private Warrant, RDO Warrants, Placement Agent Warrants - Fair Value Assumptions

The fair value assumptions used in the Black-Scholes simulation model for the recurring valuation of the 2022 Private Warrant, the RDO Warrants, and the Placement Agent Warrants liabilities were as follows:

	As of December 31, 2023	As of December 31, 2022
Current stock price	$0.40	$1.79
Expected volatility	108.3%	86.9%
Risk-free interest rate	3.8% - 3.9%	3.9%
Dividend rate	—%	—%
Expected Term (years)	5 - 10.57	11.57

Expected volatility: The expected volatility was derived from the implied volatility of the Company's publicly traded common stock as of December 31, 2023. As of December 31, 2022, the expected volatility was determined iteratively, such that a blended weighting of a 50% implied public warrant volatility and 50% Company common stock trading volatility weighting was used.

Risk-free interest rate: The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for zero-coupon U.S. Treasury notes with maturities corresponding to the expected term of the common stock warrants.

Expected dividend yield: The expected dividend rate is zero as the Company currently has no history or expectation of declaring dividends on its common stock.

Expected term: The expected term represents the period that the warrant is expected to be outstanding and is determined using the simplified method, which deems the term to be the average of the time to vesting and the contractual life of the warrant.

Contingent Earnout Liabilities

The contingent earnout liability is for Earnout Shares for pre-closing Legacy Velo3D equity holders (as defined in the Business Combination Agreement as holders of Legacy Velo3D shares, Legacy Velo3D warrants, Legacy Velo3D convertible notes and Legacy Velo3D options immediately prior to the closing date) ("*Eligible Legacy Velo3D Equityholders*"). The Eligible Legacy Velo3D Equityholders will be entitled to Earnout Shares, pursuant to which they will receive (i) 5.0% of the total number of shares of Common Stock outstanding at the Closing if the shares of Common Stock trade at or above $12.50 for 20 or more trading days in any 30 trading-day period, and (ii) an additional 5.0% of the total number of shares of Common Stock outstanding at the Closing if the shares of Common Stock trade at or above $15.00 for 20 or more trading days in any 30 trading-day period (the "*Triggering Events*"). The earnout is subject to a five-year earnout period and early trigger upon certain change of control events.

During the time period between Closing and the five-year anniversary of the Closing Date, Eligible Legacy Velo3D Equityholders may receive up to 21,758,148 shares of additional Common Stock, which is based on two tranches or 10,879,074 per tranche as noted above. The Earnout Shares issuable to holders of employee stock options are accounted as stock-based compensation expense as they are subject to forfeiture based on the satisfaction of certain employment conditions. See Note 11, *Equity Incentive Plans & Stock Based Compensation*, for further discussion.

The estimated fair value of the contingent earnout liabilities at the Closing Date was $120.8 million based on a Monte Carlo simulation valuation model using a distribution of potential outcomes on a monthly basis over the Earnout Period using the most reliable information available. The change in fair value of contingent earnout liabilities are recognized in the consolidated statement of operations and comprehensive income (loss).

The rollforward for the contingent earnout liabilities was as follows:

	December 31,	
	2023	2022
	(In thousands)	
Beginning Balance	$ 17,414	$ 111,487
Change in fair value of contingent earnout liabilities	(15,958)	(94,073)
Ending Balance	$ 1,456	$ 17,414

Assumptions used in the fair value of the contingent earnout liabilities are described below.

	As of December 31, 2023	As of December 31, 2022
Current stock price	$0.40	$1.79
Expected volatility	105.0%	89.9%
Risk-free interest rate	4.1%	4.1%
Dividend yield	—%	—%
Expected Term (years)	2.75	3.75

Expected volatility: As of December 31, 2023, the expected volatility was derived from the implied volatility of the Company's publicly traded common stock. As of December 31, 2022, the expected volatility was determined iteratively, such that a blended weighting of a 50% implied public warrant volatility and 50% Company common stock trading volatility weighting was used.

Risk-free interest rate: The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for zero-coupon U.S. Treasury notes with maturities corresponding to the expected term of the Earnout Shares.

Expected dividend yield: The expected dividend rate is zero as the Company currently has no history or expectation of declaring dividends on its common stock.

Expected term: The expected term represents the period that the Company's stock-based awards are expected to be outstanding and is determined using the simplified method, which deems the term to be the average of the time to vesting and the contractual life of the Earnout Shares.

Note 11. Equity Incentive Plans & Stock-Based Compensation

In 2014, the Company adopted its 2014 equity incentive plan (the "*2014 Plan*") which provides for the granting of stock options, restricted stock awards and stock appreciation rights to employees, directors, and consultants of the Company.

Awards granted under the 2014 Plan generally expire 10 years from the date of grant, or earlier if services are terminated. The exercise price of stock options grants shall not be less than 110% of the estimated fair value of the shares on the date of grant, respectively, as determined by the Company's Board of Directors. Awards generally vest based on continuous service over four years. Awards forfeited, cancelled, or repurchased generally are returned to the pool of shares of common stock available for issuance under the 2021 Plan (as defined below).

In 2021, the Company adopted its 2021 Equity Incentive Plan (the "*2021 EIP*") which provides for the granting of stock options, restricted stock units ("*RSUs*") and stock appreciation rights to employees, directors, and consultants of the Company. The Company initially reserved 42,766,043 shares of its common stock for issuance under the 2021 EIP. In March 2022, pursuant to the evergreen provisions of the 2021 EIP, the Company registered an additional 9,161,624 shares of common stock for issuance under the 2021 EIP.

As of December 31, 2023, the Company has an allocated reserve of 49,224,879 shares of its common stock for issuance under the 2021 EIP.

In addition, the Company adopted its 2021 Employee Stock Purchase Plan ("*2021 ESPP*"). The Company initially reserved 3,663,277 shares of its common stock for issuance under the 2021 ESPP. In March 2022, pursuant to the evergreen provisions of the 2021 ESPP, the Company registered an additional 1,832,324 shares of common stock for issuance under the 2021 ESPP.

As of December 31, 2023, the Company has an allocated reserve of 7,371,214 shares of its common stock for issuance under the 2021 ESPP. As of December 31, 2023, the Company had not begun any offering periods for the 2021 ESPP.

Awards granted under the 2021 EIP generally expire 10 years from the date of grant, or earlier if services are terminated. The exercise price of stock options grants shall not be less than 110% of the estimated fair value of the shares on the date of grant, respectively, as determined by the Company's Board of Directors. Awards generally vest based on continuous service over 4 years. Awards forfeited, cancelled, or repurchased generally are returned to the pool of shares of common stock available for issuance under the 2021 Plan.

Stock options

Activity under the Company's stock option plans is set forth below:

	Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term
	(In thousands)	(Per Share Data)	(Years)
Outstanding as of December 31, 2021	21,191	$0.58	8.2
Granted	—	$—	
Exercised	(2,981)	$0.41	
Forfeited or expired	(1,250)	$1.60	
Outstanding as of December 31, 2022	16,960	$0.54	7.3
Options vested and expected to vest as of December 31, 2022	16,960	$0.54	
Vested and exercisable as of December 31, 2022	11,000	$0.65	
Outstanding as of December 31, 2022	16,960	$0.54	7.3
Granted	—	$—	
Exercised	(2,204)	$0.26	
Forfeited or expired	(1,604)	$0.29	
Outstanding as of December 31, 2023	13,152	$0.61	6.2
Options vested and expected to vest as of December 31, 2023	13,152	$0.61	
Vested and exercisable as of December 31, 2023	12,267	$0.62	

The aggregate intrinsic value of options outstanding was $2.3 million and $24.4 million, respectively, as of December 31, 2023 and 2022. Intrinsic value of options exercised for the years ended December 31, 2023 and 2022 was $4.6 million and $10.9 million, respectively. The total grant date fair value of options vested was $0.7 million and $1.9 million for the years ended December 31, 2023 and 2022, respectively.

As of December 31, 2023, total unrecognized compensation cost related to options was $0.2 million related to 0.9 million unvested options and is expected to be recognized over a weighted-average period of 1.0 year.

Restricted Stock Units

The fair value of RSUs under the Company's 2021 EIP is estimated using the value of the Company's common stock on the date of grant.

The following table summarizes outstanding and expected to vest RSUs as of December 31, 2023 and 2022 and their activity during the year ended December 31, 2023 and 2022:

	Number of Shares	Weighted-Average Grant Date Fair Value		Aggregate Intrinsic Value	
	(In thousands)	(Per Share Data)		(In thousands)	
Balance as of December 31, 2021	4,041	$	7.26	$	29,476
Granted	7,996		3.57		28,338
Released	(1,348)		6.26		4,472
Cancelled	(971)		6.07		3,521
Balance as of December 31, 2022	9,718	$	4.48	$	17,396
Expected to vest as of December 31, 2022	9,718	$	4.48	$	17,396
Balance as of December 31, 2022	9,718	$	4.48	$	17,396
Granted	21,324		1.54		32,819
Released	(5,527)		3.22		9,154
Cancelled	(5,449)		3.56		7,734
Balance as of December 31, 2023	20,066	$	1.94	$	7,978
Expected to vest as of December 31, 2023	20,066	$	1.94	$	7,978

The aggregate intrinsic value of outstanding RSUs is calculated based on the closing price of the Company's common stock as of the date outstanding. As of December 31, 2023, there was $35.8 million of unrecognized compensation cost related to 20.1 million unvested RSUs, which is expected to be recognized over a weighted average period of approximately 3.0 years. As of December 31, 2022, there was $41.3 million of unrecognized compensation cost related to 9.7 million unvested RSUs, which is expected to be recognized over a weighted average period of approximately 3.3 years.

Earnout Shares - Employees

The Earnout Shares issuable to holders of employee stock options are accounted as stock-based compensation expense as they are subject to forfeiture based on the satisfaction of certain employment conditions. The estimated fair values of the Earnout Shares associated with vested stock options are recognized as an expense and determined by the Monte Carlo simulation valuation model using a distribution of potential outcomes on a monthly basis over the five-year earnout period. The portion of the Earnout Shares associated with unvested stock options are recognized as an expense and considers the vesting continuing employment requirements.

Stock-based Compensation Expense

The following sets forth the total stock-based compensation expense by type of award included in operating expenses on the statements of operations:

	December 31,	
	2023	**2022**
	(In thousands)	
Restricted stock units	$ 16,575	$ 10,723
Stock options	515	1,690
Earnout shares - employees	5,783	7,737
	$ 22,873	$ 20,150

The following sets forth the total stock-based compensation expense for the stock options, RSUs, and earnout shares - employees included in operating expenses on the statements of operations:

	December 31,	
	2023	**2022**
	(In thousands)	
Research and development	$ 11,415	$ 9,849
Selling and marketing	5,689	4,554
General and administrative	5,769	5,747
	$ 22,873	$ 20,150

The following sets forth the total stock-based compensation expense by type of award included in cost of revenue in the statements of operations:

	December 31,	
	2023	**2022**
	(In thousands)	
Restricted stock units	$ 1,995	$ —
Stock options	63	—
	$ 2,058	$ —

The following sets forth the total stock-based compensation expense for the stock options, and RSUs included in cost of revenue on the statements of operations:

	December 31,	
	2023	**2022**
	(In thousands)	
Cost of 3D Printer	$ 1,622	$ —
Cost of support services	436	—
	$ 2,058	$ —

Note 12. Income Taxes

The provision for income taxes differs from the amount which would result by applying the federal statutory income tax rate to "Gain (loss) before provision for income taxes" for the years ended December 31, 2023 and 2022.

The reconciliation of the provision computed at the federal statutory rate to the Company's provision (benefit) for income taxes as follows:

	December 31,			
	2023		**2022**	
	(In thousands, except percentages)			
Tax at federal statutory rate	$ (28,354)	(21.0)%	$ 2,104	(21.0)%
State, net of federal benefit	(6,507)	(4.8)%	(5,083)	50.7 %
Stock based compensation	967	0.7 %	766	(7.6)%
Fair value adjustments	(3,555)	(2.4)%	(23,773)	237.3 %
Research and development credits	(1,121)	(0.8)%	(1,358)	13.6 %
Other	675	0.2 %	170	(1.8)%
Change in valuation allowance	37,895	28.1 %	27,174	(271.2)%
Total provision for income taxes	$ —	— %	$ —	— %

The Company did not incur income tax expense or benefit for the years ending December 31, 2023 or December 31, 2022.

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of deferred tax assets and liabilities are as follows:

		December 31,		
		2023		2022
		(In thousands)		
Deferred tax assets				
Net operating loss carryforwards	$	91,668	$	64,731
Research and development tax credits		12,087		9,269
Stock based compensation		6,162		3,764
Lease liability		3,098		3,694
Section 174 research and development capitalization		11,641		7,345
Interest expense		3,063		—
Other timing differences		1,408		3,093
Total deferred tax assets	$	129,127	$	91,896
Valuation allowance	$	(125,722)	$	(87,827)
Net deferred tax assets	$	3,405	$	4,069
Deferred tax liabilities				
Fixed assets and intangibles	$	(364)	$	(410)
Right of use assets	$	(3,041)	$	(3,659)
Total deferred tax liabilities	$	(3,405)	$	(4,069)
Net deferred tax assets	$	—	$	—

Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain.

The Company concluded that it was not more-likely-than-not that tax benefits from operating losses would be realized and, accordingly, has provided a full valuation allowance against its deferred tax assets. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by $37.9 million and $27.2 million for the years ended December 31, 2023 and 2022, respectively, due to stock based compensation, current and previous year losses and research credits claimed. As of December 31, 2023 and 2022, the net operating loss carryforwards were, $91.7 million and $64.7 million, respectively.

As of December 31, 2023, the Company had $346.3 million and $293.7 million federal and state net operating losses ("*NOLs*"), respectively, available to reduce future taxable income, which will begin to expire in 2034 and 2030 respectively for federal and for state tax purposes. The Company had $300.4 million of federal net operating loss included above and can be carried forward indefinitely.

As of December 31, 2022, the Company had $243.4 million and $209.4 million of federal and state net operating losses available to reduce future taxable income.

The Company also has federal research and developmental tax credit carryforwards of approximately $10.6 million which begin to expire in 2034, and state research and developmental tax credit carryforwards of $8.9 million as of December 31, 2023. The state credits have no expiration date.

Federal and California tax laws impose substantial restrictions on the utilization of NOLs and credit carryforwards in the event of an "ownership change" for tax purposes, as defined in Section 382 of the Internal Revenue Code. Accordingly, the Company's ability to utilize these carryforwards may be limited as the result of

such ownership change. Such a limitation could result in limitation in the use of the NOLs in future years and possibly a reduction of the NOLs available.

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows:

	December 31,	
	2023	2022
	(In thousands)	
Balance at beginning of year	$ 4,750	$ 3,684
Additions based on tax positions related to the current year	1,310	1,066
Balance at end of year	$ 6,060	$ 4,750

For the years ended December 31, 2023 and 2022, the amount of unrecognized tax benefits increased $1.3 million and $1.1 million, respectively, due to additional research and development credits generated during the year. As of December 31, 2023 and 2022 the total amount of unrecognized tax benefits was $6.1 million and $4.8 million, respectively. The reversal of the uncertain tax benefits would not affect the Company's effective tax rate to the extent that it continues to maintain a full valuation allowance against its deferred tax assets.

The Company is subject to U.S. federal income taxes and to income taxes in various states in the United States. Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations, and require significant judgment to apply. The Company is subject to U.S federal, state and local examinations by tax authorities for all prior years since incorporation. The Company does not anticipate significant changes to its current uncertain tax positions within the next twelve months.

The Company recognizes any interest and/or penalties related to income tax matters as a component of income tax expense. As of December 31, 2023, there were no accrued interest and penalties related to uncertain tax positions.

As of December 31, 2023 and 2022, foreign income taxes or liabilities were immaterial.

Note 13. Commitments and Contingencies

The Company may be involved in various lawsuits, claims, and proceedings, including intellectual property, commercial, securities, and employment matters that arise in the normal course of business. The Company accrues a liability when management believes information available prior to the issuance of the consolidated financial statements indicates it is probable a loss has been incurred as of the date of the consolidated financial statements and the amount of loss can be reasonably estimated. The Company adjusts its accruals to reflect the impact of negotiations, settlements, rulings, advice of legal counsel, and other information and events pertaining to a particular case. Legal costs are expensed as incurred. As of December 31, 2023 and 2022, the Company is not aware of any litigation, claim or assessment in which the outcome, individually or in the aggregate, would have a material adverse effect on its financial positions, results of operations, cash flows or future earnings.

The Company's purchase obligations per terms and conditions with suppliers and vendors are cancellable in whole or in part prior to shipment. Non-cancellable purchase commitments (purchase orders) of $13.0 million for parts and assemblies are due upon receipts and will primarily be delivered throughout 2024. If inventory is shipped, the Company will accrue a liability under accrued expenses. The Company has no other commitment and contingencies, except for the operating leases. See Note 8, *Leases*, for further discussion.

Note 14. Employee Defined - Contribution Plans

The Company has a defined-contribution plan intended to qualify under Section 401 of the Internal Revenue Code (the "*401(k) Plan*"). The Company contracted with a third-party provider to act as a custodian and trustee, and

to process and maintain the records of participant data. Substantially all of the expenses incurred for administering the 401(k) Plan are paid by the Company. Accrued salaries and benefits included accruals related to the 401(k) plans the Company offers to its employees. In order to qualify for these plans, employees must meet the minimum age requirement (21 years) and begin participating on their entry date which is the first paycheck date in the month following the month of eligibility described above. Employee and employer contributions are immediately 100% fully vested. The plans offer employer contributions of 3.0% of an employee's eligible compensation following safe-harbor rules. The Company's contribution to the 401(k) plan was $1.3 million and $1.1 million for the years ended December 31, 2023 and 2022, respectively. The Company has paid all matching contributions as of December 31, 2023.

Note 15. Revenue

Customer Concentration

The customer concentration for balances greater than 10% of revenues and 10% of accounts receivables, net, respectively, are presented below:

	Total Revenue		Accounts Receivable, Net	
	Year ended December 31,		December 31,	
	2023	2022	2023	2022
	(as a percentage)			
Customer 1	<10 %	11.7 %	11.2 %	<10 %
Customer 2	<10 %	29.2 %	<10 %	<10 %

Revenue by Geographic Area

The Company currently sells its products in the geographic regions as follows:

	December 31,	
	2023	2022
	(In thousands)	
Americas	$ 67,883	$ 78,070
Europe	9,219	263
Other	341	373
Total	$ 77,443	$ 78,706

Contract Assets and Liabilities

There was $2.7 million of revenue recognized during the year ended December 31, 2023 included in contract liabilities as of December 31, 2022. There was $1.7 million of revenue recognized during the year ended December 31, 2022 included in contract liabilities as of December 31, 2021. The change in contract assets reflects the difference in timing between our satisfaction of remaining performance obligations and our contractual right to bill our customers. The Company had no material asset impairment charges related to contract assets in the periods presented.

Variable Consideration

The Company estimates its variable consideration on a quarterly basis based on the latest data available, and adjust the transaction price accordingly by recording an adjustment to net revenue and contract assets. The Company has recognized the estimate of variable consideration to the extent that it is probable that a significant reversal will

not occur as a result from a change in estimation. Revenue related to variable consideration represented $2.7 million and $4.9 million for the year ended December 31, 2023 and 2022, respectively.

Note 16. At-the-Market Offering

On February 6, 2023, the Company entered into the ATM Sales Agreement with Needham, as agent, pursuant to which the Company may offer and sell, from time to time through Needham, shares of Common Stock. As of December 31, 2023, the Company has sold $22.8 million of shares, net of issuance costs of $1.8 million.

The offer and sale of the shares of Common Stock will be made pursuant to the Shelf Registration Statement, prospectus, amended prospectus supplement, and the ATM Sales Agreement. Sales of shares, if any, under the amended prospectus supplement and the accompanying prospectus may be made by any method permitted that is deemed to be an "at the market offering" as defined in Rule 415(a)(4) promulgated under the Securities Act.

On January 31, 2024, the Company filed an amendment to the prospectus supplement increasing the aggregate dollar amount of shares available to be sold from time to time pursuant to the ATM Sales Agreement to $75 million.

The Company will pay Needham commissions for its services in acting as agent in the sale of the shares pursuant to the ATM Sales Agreement. Needham will be entitled to compensation at a fixed commission rate equal to 3.0% of the aggregate gross proceeds from each sale of the shares pursuant to the ATM Sales Agreement. The Company has agreed to provide Needham with customary indemnification and contribution rights, including for liabilities under the Securities Act. The Company also will reimburse Needham for certain specified expenses in connection with entering into the ATM Sales Agreement. The Sales Agreement contains customary representations and warranties and conditions to the placements of the shares pursuant thereto.

Note 17. Quarterly Financial Information (Unaudited)

The following tables present selected unaudited financial data for each of the eight quarters in the two-year period ended December 31, 2023, which have been updated to reflect the revisions discussed in Note 1 of Notes to Consolidated Financial Statements.

	For the Three Months Ended							
	Fiscal Year 2023				Fiscal Year 2022			
	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022
Revenue								
3D Printer	$ 24,448	$ 23,190	$ 20,787	$ 513	$ 10,052	$ 17,615	$ 15,654	$ 25,974
Recurring payment	575	35	531	535	925	934	1,183	1,119
Support services	1,664	1,909	1,849	1,407	1,109	1,095	1,395	1,651
Total Revenue	26,687	25,134	23,167	2,455	12,086	19,644	18,232	28,744
Cost of revenue								
3D Printer	22,168	20,052	20,772	31,455	11,127	16,767	18,038	22,321
Recurring payment	447	335	111	398	718	685	656	553
Support services	1,540	2,211	2,121	2,100	1,006	2,094	2,006	1,892
Total cost of revenue	24,155	22,598	23,004	33,953	12,851	19,546	20,700	24,766
Gross profit	2,532	2,536	163	(31,498)	(765)	98	(2,468)	3,978
Operating expenses								
Research and development	10,417	12,238	9,490	9,886	12,418	12,443	11,389	10,016
Selling and marketing	6,174	6,108	5,772	5,175	5,983	6,249	5,632	6,043
General and administrative	10,191	9,896	10,763	10,877	9,290	8,259	9,642	9,791
Total operating expenses	26,782	28,242	26,025	25,938	27,691	26,951	26,663	25,850
Loss from operations	(24,250)	(25,706)	(25,862)	(57,436)	(28,456)	(26,853)	(29,131)	(21,872)
Interest expense	(220)	(344)	(3,018)	(6,140)	(141)	(92)	(129)	(10)
Gain on fair value of warrants	(2,553)	828	1,587	2,476	(6,014)	23,665	(6,612)	8,090
Gain on fair value of contingent earnout liabilities	(9,653)	1,843	10,810	12,958	(31,232)	130,227	(40,885)	35,963
Gain on fair value of debt derivatives	—	—	(3,164)	11,649	—	—	—	—
Loss on debt extinguishment	—	—	(253)	(19,197)	—	—	—	—
Other income, net	351	178	436	(459)	219	391	384	458
Gain (loss) before provision for income taxes	(36,325)	(23,201)	(19,464)	(56,149)	(65,624)	127,338	(76,373)	22,629
Provision for income taxes	—	—	—	—	—	—	—	—
Net income (loss)	(36,325)	(23,201)	(19,464)	(56,149)	(65,624)	127,338	(76,373)	22,629
Net income (loss) per share:								
Basic	$ (0.19)	$ (0.12)	$ (0.10)	$ (0.27)	$ (0.36)	$ 0.69	$ (0.41)	$ 0.12
Diluted	$ (0.19)	$ (0.12)	$ (0.10)	$ (0.27)	$ (0.36)	$ 0.63	$ (0.41)	$ 0.11
Shares used in computing net income (loss) per share:								
Basic	189,609,021	193,917,908	197,833,109	207,869,092	183,498,082	184,282,194	185,560,177	186,491,083
Diluted	189,609,021	193,917,908	197,833,109	207,869,092	183,498,082	202,326,053	185,560,177	202,704,021
Net income (loss)	$ (36,325)	$ (23,201)	$ (19,464)	$ (56,149)	$ (65,624)	$ 127,338	$ (76,373)	$ 22,629
Net unrealized holding gain (loss) on available-for-sale investments	288	148	149	156	(594)	(335)	(178)	283
Total comprehensive income (loss)	$ (36,037)	$ (23,053)	$ (19,315)	$ (55,993)	$ (66,218)	$ 127,003	$ (76,551)	$ 22,912

As discussed in Note 1, during the fourth quarter of 2023, the Company identified errors related to revenue, other assets and contract assets which also impacted each of the interim periods in 2022 and 2023 as originally

Velo3D, Inc.
Notes to Consolidated Financial Statements

presented in the Company's quarterly reports on Form 10-Q. Additionally, the Company has made adjustments to correct for other previously identified immaterial errors including the classification of stock-based compensation as cost of revenue for the periods ended March 31, 2023, June 30, 2023, and September 30, 2023, the correction of a formula error used in the calculation of interest expense, which led to an under-recognition of interest expense for the period ended September 30, 2023, the correction of a formula error used in the classification of short term and long term debt for the period ended September 30, 2023, and the correction of a formula error used in the calculation of the fair value of debt derivatives which led to an overstatement of debt derivatives as of September 30, 2023. The Company concluded that these errors were not material, either individually or in the aggregate, to its previously issued interim condensed consolidated financial statements. There were no changes to previously issued total cash flows generated from (used by) operating, investing, or financing activities for any of the impacted periods. The Company will revise the Condensed Consolidated Statements of Operations and Comprehensive Income for the interim periods ended March 31, 2023, June 30, 2023 and September 30, 2023, to reflect the corrections of these immaterial errors when presented in the Company's 2024 quarterly reports on Form 10-Q.

The impact of the revision on the previously reported unaudited quarterly financial data is as follows:

	For the Three Months Ended								
	March 31, 2023			June 30, 2023			September 30, 2023		
	As Previously Reported	Adjustment	As Revised	As Previously Reported	Adjustment	As Revised	As Previously Reported	Adjustment	As Revised
Revenue									
3D Printer	$ 24,575	$ (127)	$ 24,448	$ 23,190	$ —	$ 23,190	$ 21,428	$ (641)	$ 20,787
Recurring payment	575	—	575	35	—	35	531	—	531
Support services	1,664	—	1,664	1,909	—	1,909	1,849	—	1,849
Total Revenue	26,814	(127)	26,687	25,134	—	25,134	23,808	(641)	23,167
Cost of revenue									
3D Printer	21,974	194	22,168	19,728	324	20,052	20,273	499	20,772
Recurring payment	447	—	447	335	—	335	111	—	111
Support services	1,468	72	1,540	2,091	120	2,211	1,936	185	2,121
Total cost of revenue	23,889	266	24,155	22,154	444	22,598	22,320	684	23,004
Gross profit	2,925	(393)	2,532	2,980	(444)	2,536	1,488	(1,325)	163
Operating expenses									
Research and development	10,547	(130)	10,417	12,454	(216)	12,238	9,819	(329)	9,490
Selling and marketing	6,174	—	6,174	6,108	—	6,108	5,772	—	5,772
General and administrative	10,327	(136)	10,191	10,124	(228)	9,896	11,118	(355)	10,763
Total operating expenses	27,048	(266)	26,782	28,686	(444)	28,242	26,709	(684)	26,025
Loss from operations	(24,123)	(127)	(24,250)	(25,706)	—	(25,706)	(25,221)	(641)	(25,862)
Interest expense	(220)	—	(220)	(344)	—	(344)	(1,107)	(1,911)	(3,018)
Gain (loss) on fair value of warrants	(2,553)	—	(2,553)	828	—	828	1,587	—	1,587
Gain (loss) on fair value of contingent earnout liabilities	(9,653)	—	(9,653)	1,843	—	1,843	10,810	—	10,810
Gain on fair value of debt derivatives	—	—	—	—	—	—	(3,648)	484	(3,164)
Loss on debt extinguishment	—	—	—	—	—	—	(253)	—	(253)
Other income, net	351	—	351	178	—	178	436	—	436
Gain (loss) before provision for income taxes	(36,198)	(127)	(36,325)	(23,201)	—	(23,201)	(17,396)	(2,068)	(19,464)
Provision for income taxes	—	—	—	—	—	—	—	—	—
Net income (loss)	(36,198)	(127)	(36,325)	(23,201)	—	(23,201)	(17,396)	(2,068)	(19,464)
Net income (loss) per share:									
Basic	$ (0.19)	$ —	$ (0.19)	$ (0.12)	$ —	$ (0.12)	$ (0.09)	$ —	$ (0.10)
Diluted	$ (0.19)	$ —	$ (0.19)	$ (0.12)	$ —	$ (0.12)	$ (0.09)	$ —	$ (0.10)
Shares used in computing net income (loss) per share:									
Basic	189,609,021	—	189,609,021	193,917,908	—	193,917,908	197,833,109	—	197,833,109
Diluted	189,609,021	—	189,609,021	193,917,908	—	193,917,908	197,833,109	—	197,833,109
Net income (loss)	$ (36,198)	$ (127)	$ (36,325)	$ (23,201)	$ —	$ (23,201)	$ (17,396)	$ (2,068)	$ (19,464)
Net unrealized holding gain (loss) on available-for-sale investments	288	—	288	148	—	148	149	—	149
Total comprehensive income (loss)	$ (35,910)	$ (127)	$ (36,037)	$ (23,053)	$ —	$ (23,053)	$ (17,247)	$ (2,068)	$ (19,315)

	For the Three Months Ended											
	March 31, 2022			June 30, 2022			September 30, 2022			December 31, 2022		
	As Previously Reported	Adjustment	As Revised	As Previously Reported	Adjustment	As Revised	As Previously Reported	Adjustment	As Revised	As Previously Reported	Adjustment	As Revised
Revenue												
3D Printer	$ 10,184	$ (132)	$ 10,052	$ 17,615	$ —	$ 17,615	$ 16,537	$ (883)	$ 15,654	$ 27,010	$ (1,036)	$ 25,974
Recurring payment	925	—	925	934	—	934	1,183	—	1,183	1,119	—	1,119
Support services	1,109	—	1,109	1,095	—	1,095	1,395	—	1,395	1,651	—	1,651
Total Revenue	12,218	(132)	12,086	19,644	—	19,644	19,115	(883)	18,232	29,780	(1,036)	28,744
Cost of revenue												
3D Printer	10,479	648	11,127	15,633	1,134	16,767	16,574	1,464	18,038	25,567	(3,246)	22,321
Recurring payment	718	—	718	685	—	685	656	—	656	553	—	553
Support services	1,006	—	1,006	2,094	—	2,094	2,006	—	2,006	1,892	—	1,892
Total cost of revenue	12,203	648	12,851	18,412	1,134	19,546	19,236	1,464	20,700	28,012	(3,246)	24,766
Gross profit	15	(780)	(765)	1,232	(1,134)	98	(121)	(2,347)	(2,468)	1,768	2,210	3,978
Operating expenses												
Research and development	12,915	(497)	12,418	12,965	(522)	12,443	12,558	(1,169)	11,389	7,828	2,188	10,016
Selling and marketing	5,983	—	5,983	6,249	—	6,249	5,632	—	5,632	6,043	—	6,043
General and administrative	9,290	—	9,290	8,259	—	8,259	9,642	—	9,642	9,791	—	9,791
Total operating expenses	28,188	(497)	27,691	27,473	(522)	26,951	27,832	(1,169)	26,663	23,662	2,188	25,850
Loss from operations	(28,173)	(283)	(28,456)	(26,241)	(612)	(26,853)	(27,953)	(1,178)	(29,131)	(21,894)	22	(21,872)
Interest expense	(141)	—	(141)	(92)	—	(92)	(129)	—	(129)	(10)	—	(10)
Gain on fair value of warrants	(6,014)	—	(6,014)	23,665	—	23,665	(6,612)	—	(6,612)	8,090	—	8,090
Gain on fair value of contingent earnout liabilities	(31,232)	—	(31,232)	130,227	—	130,227	(40,885)	—	(40,885)	35,963	—	35,963
Gain on fair value of debt derivatives	—	—	—	—	—	—	—	—	—	—	—	—
Loss on debt extinguishment	—	—	—	—	—	—	—	—	—	—	—	—
Other income, net	219	—	219	391	—	391	384	—	384	458	—	458
Gain (loss) before provision for income taxes	(65,341)	(283)	(65,624)	127,950	(612)	127,338	(75,195)	(1,178)	(76,373)	22,607	22	22,629
Provision for income taxes	—	—	—	—	—	—	—	—	—	—	—	—
Net income (loss)	(65,341)	(283)	(65,624)	127,950	(612)	127,338	(75,195)	(1,178)	(76,373)	22,607	22	22,629
Net income (loss) per share:												
Basic	$ (0.36)	$ —	$ (0.36)	$ 0.69	$ —	$ 0.69	$ (0.41)	$ —	$ (0.41)	$ 0.12	$ —	$ 0.12
Diluted	$ (0.36)	$ —	$ (0.36)	$ 0.63	$ —	$ 0.63	$ (0.41)	$ —	$ (0.41)	$ 0.11	$ —	$ 0.11
Shares used in computing net income (loss) per share:												
Basic	183,498,082	—	183,498,082	184,282,194	—	184,282,194	185,560,177	—	185,560,177	186,491,083	—	186,491,083
Diluted	183,498,082	—	183,498,082	202,326,053	—	202,326,053	185,560,177	—	185,560,177	202,704,021	—	202,704,021
Net income (loss)	$ (65,341)	$ (283)	$ (65,624)	$ 127,950	$ (612)	$ 127,338	$ (75,195)	$ (1,178)	$ (76,373)	$ 22,607	$ 22	$ 22,629
Net unrealized holding gain (loss) on available-for-sale investments	(594)	—	(594)	(335)	—	(335)	(178)	—	(178)	283	—	283
Total comprehensive income (loss)	$ (65,935)	$ (283)	$ (66,218)	$ 127,615	$ (612)	$ 127,003	$ (75,373)	$ (1,178)	$ (76,551)	$ 22,890	$ 22	$ 22,912

	As of the Period Ended								
	March 31, 2023			June 30, 2023			September 30, 2023		
	As Previously Reported	Adjustment	As Revised	As Previously Reported	Adjustment	As Revised	As Previously Reported	Adjustment	As Revised
Assets									
Current assets:									
Cash and cash equivalents	$ 37,139	$ —	$ 37,139	$ 28,868	$ —	$ 28,868	$ 58,131	$ —	$ 58,131
Short-term investments	26,870	—	26,870	18,475	—	18,475	13,468		13,468
Accounts receivable, net	14,347	—	14,347	14,284	—	14,284	12,597	—	12,597
Inventories	73,937	—	73,937	78,015	—	78,015	81,159	—	81,159
Contract assets	8,056	(1,529)	6,527	15,255	(1,529)	13,726	15,901	(2,170)	13,731
Prepaid expenses and other current assets	4,575	—	4,575	2,860	—	2,860	2,515	—	2,515
Total current assets	164,924	(1,529)	163,395	157,757	(1,529)	156,228	183,771	(2,170)	181,601
Property and equipment, net	19,075	—	19,075	18,376	—	18,376	17,430	—	17,430
Equipment on lease, net	6,672	—	6,672	7,668	—	7,668	7,020	—	7,020
Other assets	23,055	(649)	22,406	23,001	(649)	22,352	21,782	(649)	21,133
Total assets	$ 213,726	$ (2,178)	$ 211,548	$ 206,802	$ (2,178)	$ 204,624	$ 230,003	$ (2,819)	$ 227,184
Liabilities and Stockholders' Equity									
Current liabilities:									
Accounts payable	$ 10,584	$ —	$ 10,584	$ 17,579	$ —	$ 17,579	$ 13,135	$ —	$ 13,135
Accrued expenses and other current liabilities	13,805	—	13,805	9,369	—	9,369	11,215	—	11,215
Debt – current portion	2,729	—	2,729	2,973	—	2,973	52,211	1,911	54,122
Debt derivative	—	—	—	—	—	—	17,538	(484)	17,054
Contract liabilities	10,611	—	10,611	5,772	—	5,772	4,847	—	4,847
Total current liabilities	37,729	—	37,729	35,693	—	35,693	98,946	1,427	100,373
Long-term debt – less current portion	9,756	—	9,756	19,400	—	19,400	—	—	—
Contingent earnout liabilities (Note 10)	27,067	—	27,067	25,224	—	25,224	14,414	—	14,414
Warrant liabilities (Note 10)	5,298	—	5,298	4,470	—	4,470	2,883	—	2,883
Other noncurrent liabilities	11,936	—	11,936	11,420	—	11,420	10,805	—	10,805
Total liabilities	91,786	—	91,786	96,207	—	96,207	127,048	1,427	128,475
Commitments and contingencies (Note 13)									
Stockholders' equity (deficit):									
Common stock, $0.00001 par value – 500,000,000 shares authorized at December 31, 2023 and 2022, respectively, 258,418,695 and 187,561,368 shares issued and outstanding as of December 31, 2023 and 2022, respectively	2	—	2	2	—	2	2	—	2
Additional paid-in capital	378,532	—	378,532	390,240	—	390,240	399,847	—	399,847
Accumulated other comprehensive loss	(549)	—	(549)	(401)	—	(401)	(252)	—	(252)
Accumulated deficit	(256,045)	(2,178)	(258,223)	(279,246)	(2,178)	(281,424)	(296,642)	(4,246)	(300,888)
Total stockholders' equity	121,940	(2,178)	119,762	110,595	(2,178)	108,417	102,955	(4,246)	98,709
Total liabilities and stockholders' equity	$ 213,726	$ (2,178)	$ 211,548	$ 206,802	$ (2,178)	$ 204,624	$ 230,003	$ (2,819)	$ 227,184

	As of the Period Ended								
	March 31, 2022			June 30, 2022			September 30, 2022		
	As Previously Reported	Adjustment	As Revised	As Previously Reported	Adjustment	As Revised	As Previously Reported	Adjustment	As Revised
Assets									
Current assets:									
Cash and cash equivalents	$ 104,426	$ —	$ 104,426	$ 43,509	$ —	$ 43,509	$ 40,347	$ —	$ 40,347
Short-term investments	81,725	—	81,725	98,287	—	98,287	72,478		72,478
Accounts receivable, net	10,196	—	10,196	11,817	—	11,817	20,922	—	20,922
Inventories	42,820	(151)	42,669	61,909	(763)	61,146	69,313	(1,058)	68,255
Contract assets	1,430	(132)	1,298	405	(132)	273	2,370	(1,015)	1,355
Prepaid expenses and other current assets	9,449	—	9,449	6,695	—	6,695	4,623	—	4,623
Total current assets	250,046	(283)	249,763	222,622	(895)	221,727	210,053	(2,073)	207,980
Property and equipment, net	12,438	—	12,438	17,717	—	17,717	19,208	—	19,208
Equipment on lease, net	9,601	—	9,601	8,128	—	8,128	8,084	—	8,084
Other assets	15,389	—	15,389	14,948	—	14,948	20,132	—	20,132
Total assets	$ 287,474	$ (283)	$ 287,191	$ 263,415	$ (895)	$ 262,520	$ 257,477	$ (2,073)	$ 255,404
Liabilities and Stockholders' Equity									
Current liabilities:									
Accounts payable	$ 19,609	$ —	$ 19,609	$ 15,744	$ —	$ 15,744	$ 14,134	$ —	$ 14,134
Accrued expenses and other current liabilities	12,121	—	12,121	16,485	—	16,485	19,682	—	19,682
Debt – current portion	5,116	—	5,116	5,119	—	5,119	1,954	—	1,954
Debt derivative		—	—		—	—		—	—
Contract liabilities	19,386	(700)	18,686	16,175	—	16,175	26,041	—	26,041
Total current liabilities	56,232	(700)	55,532	53,523	—	53,523	61,811	—	61,811
Long-term debt – less current portion	2,422	—	2,422	1,889	—	1,889	4,356	—	4,356
Contingent earnout liabilities (Note 10)	142,719	—	142,719	12,493	—	12,493	53,377	—	53,377
Warrant liabilities (Note 10)	27,719	—	27,719	4,053	—	4,053	10,836	—	10,836
Other noncurrent liabilities	8,778	700	9,478	8,874	—	8,874	14,227	—	14,227
Total liabilities	237,870	—	237,870	80,832	—	80,832	144,607	—	144,607
Commitments and contingencies (Note 13)									
Stockholders' equity (deficit):									
Common stock, $0.00001 par value – 500,000,000 shares authorized at December 31, 2023 and 2022, respectively, 258,418,695 and 187,561,368 shares issued and outstanding as of December 31, 2023 and 2022, respectively	2	—	2	2	—	2	2	—	2
Additional paid-in capital	345,418	—	345,418	350,797	—	350,797	356,457	—	356,457
Accumulated other comprehensive loss	(608)	—	(608)	(957)	—	(957)	(1,135)	—	(1,135)
Accumulated deficit	(295,208)	(283)	(295,491)	(167,259)	(895)	(168,154)	(242,454)	(2,073)	(244,527)
Total stockholders' equity	49,604	(283)	49,321	182,583	(895)	181,688	112,870	(2,073)	110,797
Total liabilities and stockholders' equity	$ 287,474	$ (283)	$ 287,191	$ 263,415	$ (895)	$ 262,520	$ 257,477	$ (2,073)	$ 255,404

Note 18. Subsequent Events

On April 1, 2024, the Company entered into the Second Note Amendment. Pursuant to the Second Note Amendment, the Company agreed to (A) make a cash payment of $5.5 million on April 1, 2024 to redeem approximately $4.2 million of aggregate principal amount of the Secured Notes, together with accrued and unpaid interest, and (B) a cash payment of $5.5 million on April 15, 2024 to repay approximately $4.6 million of principal of the Secured Notes, together with accrued and unpaid interest.

In connection with the Second Note Amendment, on April 1, 2024, the Company also entered into a letter agreement (the "Letter Agreement") with the Investors pursuant to which the Company issued to the Investors warrants (the "2024 Private Warrants") to purchase up to an aggregate of 21,949,079 shares of Common Stock. The 2024 Private Warrants will become exercisable 45 days after the original issuance date (the "Initial Exercise Date"), will be exercisable at an exercise price of $0.4556 per share and will expire on the one year anniversary of the later of (i) the Initial Exercise Date and (ii) the date on which the Resale Registration Statement (as defined in the Letter Agreement) is declared effective by the SEC. The Investors may exercise the 2024 Private Warrants by paying the exercise in cash or by reducing the outstanding principal amount under the Secured Notes by an amount equal to the quotient of (A) the amount of the exercise price divided by (B) 1.20. The 2024 Private Warrants may also be exercised on a cashless basis under certain circumstances.

Item 9. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed by us in reports filed or submitted under the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"), is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports filed or submitted under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Our management, with participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2023. Based upon this evaluation our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2023, our disclosure controls and procedures were not effective due to the material weaknesses in internal control over financial reporting described below.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Our management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2023, based on the criteria established in "Internal Control - Integrated Framework" (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the results of its evaluation, management concluded that our internal control over financial reporting was not effective as of December 31, 2023, due to the material weaknesses described below.

This Annual Report on Form 10-K does not include an audit report of our independent registered public accounting firm on the effectiveness of our internal control over financial reporting due to an exemption for emerging growth companies.

We have identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weaknesses are as follows:

- We did not design and maintain an effective control environment commensurate with our financial reporting requirements. Specifically, we did not maintain a sufficient complement of personnel with an appropriate degree of internal controls and accounting knowledge, experience, and training commensurate with our accounting and financial reporting requirements. Additionally, the lack of a sufficient complement of personnel resulted in an inability to consistently establish appropriate authorities and responsibilities in pursuit of our financial reporting objectives, as demonstrated by, among other things, insufficient segregation of duties in our finance and accounting functions. This material weakness contributed to the following additional material weaknesses.

- We did not design and maintain effective controls over the segregation of duties related to journal entries and account reconciliations. Specifically, certain personnel have the ability to both (i) create and post journal entries within our general ledger system and (ii) prepare and review account reconciliations.

- We did not design and maintain effective controls over the accounting and disclosure for debt and equity instruments. Specifically, we did not design and maintain effective controls over the accounting for the issuance and extinguishment of convertible note arrangements, warrants and common stock.

- We did not design and maintain effective controls over the accounting for inventory and related accounts. Specifically, we did not design and maintain effective controls over verifying the existence of inventory, the accuracy of purchases, manufacturing costs, and write-offs and the financial statement presentation of inventory and related accounts.

- We did not design and maintain effective controls over the accounting for contract assets and liabilities. Specifically, we did not design and maintain effective controls over the accuracy and the financial statement presentation of contract assets and liabilities, including variable consideration.

- We did not design and maintain effective controls over financial statement preparation, presentation and disclosure commensurate with our financial reporting requirements. Specifically, we did not design and maintain effective controls over the appropriate classification and presentation of accounts and disclosures in the consolidated financial statements.

These material weaknesses resulted in adjustments to accounts receivable, inventory, other current assets, current and non-current contract liabilities, accrued expenses and other current liabilities which were recorded prior to the issuance of the consolidated financial statements as of and for the years ended December 31, 2019, 2020 and 2021 and as of and for the interim periods ended September 30, 2021 and December 31, 2021. These material weaknesses also resulted in the revision of our consolidated financial statements for the year ended December 31, 2022 and as of and for the interim periods ended March 31, 2022, June 30, 2022, September 30, 2022, March 31, 2023, June 30, 2023, and September 30, 2023. Also, these material weaknesses resulted in an uncorrected misstatement to inventories and cost of revenue and adjustments to debt – current portion and long-term debt, other income, additional paid in capital, gain on fair value of warrants, interest expense, revenue and contract assets, and loss on debt extinguishment which were recorded prior to the issuance of the consolidated financial statements as of and for the year ended December 31, 2023.Additionally, these material weaknesses could result in a misstatement of substantially all of our accounts or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.

- We did not design and maintain effective controls over certain information technology ("*IT*") general controls for information systems that are relevant to the preparation of our consolidated financial statements. Specifically, we did not design and maintain effective:

  ◦ user access controls to ensure appropriate segregation of duties and that adequately restrict user and privileged access to financial applications, programs, and data to appropriate company personnel; and

  ◦ program change management controls to ensure that information technology program and data changes affecting certain financial IT applications and underlying accounting records are identified, tested, authorized and implemented appropriately.

These IT deficiencies did not result in a misstatement to the consolidated financial statements, however, the deficiencies, when aggregated, could impact maintaining effective segregation of duties, as well as the effectiveness of IT dependent controls (such as automated controls that address the risk of material misstatement to one or more assertions, along with the IT controls and underlying data that support the effectiveness of system-generated data and reports) that could result in misstatements potentially impacting all consolidated financial statement accounts and disclosures that would not be prevented or detected. Accordingly, management has determined these deficiencies in the aggregate constitute a material weakness.

Remediation Measures for Material Weaknesses in Internal Control over Financial Reporting

We have taken measures to remediate the material weaknesses existing as of December 31, 2023, including the following: hired additional accounting and IT personnel to bolster our reporting, technical accounting and IT capabilities; provided ongoing training for our personnel on accounting, financial reporting and internal control over financial reporting; engaged a third-party to assist in designing and implementing controls, including controls related to segregation of duties and IT general controls; designing and implementing controls to formalize roles and review responsibilities to align with our team's skills and experience and designing and implementing controls over segregation of duties; designing and implementing controls over the preparation and review of journal entries and account reconciliations; Additionally, we have begun planning for measures to remediate the material weaknesses related to designing and implementing controls over accounting and disclosure for debt and equity instruments, the accounting for the issuance and extinguishment of convertible note arrangements, warrants and common stock; designing and implementing controls over the accounting for inventory and related accounts, the accuracy of inventory, purchases, manufacturing costs, and write-offs and the financial statement presentation of inventory and related accounts; designing and implementing controls over the accounting for contract assets and liabilities, the accuracy and the financial statement presentation and disclosure of contract assets and liabilities, including variable consideration; designing and implementing controls over controls over financial statement preparation, presentation and disclosure commensurate with our financial reporting requirements, the appropriate classification and presentation of accounts and disclosures in the consolidated financial statements; and designing and implementing IT general controls, including controls over the review and update of user access rights and privileges and program change management controls.

We are making progress toward the effectiveness of our internal control over financial reporting and disclosure controls and procedures. The measures that we are taking are subject to continued testing, ongoing senior management review, as well as audit committee oversight. We will not be able to conclude whether the measures we are taking will fully remediate these material weaknesses in our internal control over financial reporting until we have completed our remediation efforts and subsequent evaluation of their effectiveness. We may also conclude that additional measures may be required to remediate the material weaknesses in our internal control over financial reporting, which may necessitate additional implementation and evaluation time. We will continue to assess the effectiveness of our internal control over financial reporting and take steps to remediate the known material weaknesses expeditiously.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the quarterly period ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

Rule 10b5-1 Plan Adoptions and Modifications

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

We maintain a Code of Business Conduct and Ethics that incorporates our code of ethics applicable to all employees (including executive officers), independent contractors, and board of directors of the Company. Our Code of Business Conduct and Ethics is published on our Investor Relations website at ir.velo3d.com under "Governance Documents." We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding amendments to, or waiver from, a provision of our Code of Business Conduct and Ethics by posting such information on the website address and location specified above.

The remaining information required by this item will be included in our Proxy Statement for the 2024 Annual Meeting of Stockholders, which we refer to as the Proxy Statement, to be filed with the SEC within 120 days of the fiscal year ended December 31, 2023, and is incorporated herein by reference.

Item 11. Executive Compensation.

The information required by this item will be included in our Proxy Statement to be filed with the SEC, within 120 days of the year ended December 31, 2023, and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this item will be included in our Proxy Statement to be filed with the SEC, within 120 days of the year ended December 31, 2023, and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this item will be included in our Proxy Statement to be filed with the SEC, within 120 days of the year ended December 31, 2023, and is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services.

The information required by this item will be included in our Proxy Statement to be filed with the SEC, within 120 days of the year ended December 31, 2023, and is incorporated herein by reference.

Item 15. Exhibits and Financial Statement Schedules.

(a) The following documents are filed as part of this report:

(1) Financial Statements.

Our consolidated financial statements are listed in the "Index to Consolidated Financial Statements" under Part II, Item 8 of this Annual Report on Form 10-K.

(2) Financial Statement Schedules.

All schedules are omitted because they are not applicable or because the required information is shown in the consolidated financial statements and notes.

(3) Exhibits.

Exhibit Index

Exhibit Number	Exhibit Title	Incorporated by Reference			Filed Herewith
		Form	Exhibit	Filing Date	
2.1	Business Combination Agreement, dated as of March 22, 2021, by and among JAWS Spitfire Acquisition Corporation, Spitfire Merger Sub, Inc., and Velo3D, Inc.	8-K	2.1	03/23/2021	
2.2	Amendment No. 1 to the Business Combination Agreement, dated July 20, 2021, by and among JAWS Spitfire Acquisition Corporation, Spitfire Merger Sub, Inc., and Velo3D, Inc.	S-4/A	Annex AA	07/20/2021	
3.1	Certificate of Incorporation of Velo3D, Inc.	8-K	3.1	10/05/2021	
3.2	Certificate of Amendment to the Certificate of Incorporation of Velo3D, Inc.	8-K	3.1	06/09/2023	
3.3	Amended and Restated Bylaws of Velo3D, Inc.	8-K	3.1	02/22/2023	
4.1	Specimen Unit Certificate	S-1	4.1	11/27/2020	
4.2	Specimen Ordinary Share Certificate	S-1	4.2	11/27/2020	
4.3	Specimen Warrant Certificate	S-1	4.3	11/27/2020	
4.4	Certificate of Corporate Domestication of JAWS Spitfire Acquisition Corporation	8-K	4.4	10/05/2021	
4.5	Warrant Agreement between Continental Stock Transfer & Trust Company and JAWS Spitfire Acquisition Corporation, dated December 7, 2020	8-K	4.1	12/08/2020	
4.6	Description of Securities Registered Under Section 12 of the Exchange Act	10-K	4.6	03/23/2023	
4.7	Warrant to Purchase 70,000 shares of Common Stock	8-K	4.1	07/29/2022	
4.8	Indenture, dated as of August 14, 2023, by and between the Company and U.S. Bank Trust Company, National Association, as trustee	8-K	4.1	08/15/2023	

4.9	First Supplemental Indenture, dated as of August 14, 2023, by and between the Company and U.S. Bank Trust Company, National Association, as trustee	8-K	4.2	08/15/2023
4.10	Form of Note	8-K	4.3	08/15/2023
4.11†	Second Supplemental Indenture by and between the Company and U.S. Bank Trust Company, National Association, as trustee	8-K	4.1	11/29/2023
4.12	Form of Exchange Note	8-K	4.2	11/28/2023
4.13	Form of Warrant	8-K	4.1	11/28/2023
4.14	Form of Placement Agent Warrants	8-K	4.2	11/28/2023
4.15	Note Amendment, dated December 27, 2023, by and among the Company, High Trail Investments ON LLC and HB SPV I Master Sub LLC	8-K	4.3	11/28/2023
10.1	Sponsor Letter Agreement, dated as of March 22, 2021, by and among Spitfire Sponsor LLC, certain other holders set forth on Schedule I thereto, JAWS Spitfire Acquisition and Velo3D, Inc.	8-K	10.2	03/23/2021
10.2	Form of Subscription Agreement	8-K	10.1	03/23/2021
10.3	Amended and Restated Registration Rights Agreement, dated September 29, 2021, by and among the Company, Spitfire Sponsor LLC, and other Holders party thereto	8-K	10.3	10/05/2021
10.4*	2014 Equity Incentive Plan	8-K	10.4	10/05/2021
10.5*	2021 Equity Incentive Plan	8-K	10.5	10/05/2021
10.6	Form of Option Award Agreement	8-K	10.6	10/05/2021
10.7	Form of RSU Award Agreement	8-K	10.7	10/05/2021
10.8	Form of Rollover Option Award Agreement	8-K	10.8	10/05/2021
10.9	Form of Restricted Stock Award Agreement	8-K	10.9	10/05/2021
10.10	Form of Stock Appreciation Right Award Agreement	8-K	10.10	10/05/2021
10.11	Form of Stock Bonus Award Agreement	8-K	10.11	10/05/2021
10.12	Form of Performance Shares Award Agreement	8-K	10.12	10/05/2021
10.13*	2021 Employee Stock Purchase Plan	8-K	10.13	10/05/2021
10.14*	Employment Agreement, dated July 13, 2020, between Velo3D, Inc. and Mr. McCombe	S-4/A	10.1	06/29/2021
10.15*	Addendum to Employment Agreement, dated October 26, 2020, between Velo3D, Inc. and Mr. McCombe	S-4/A	10.11	06/29/2021
10.16*	Employment Agreement, dated September 21, 2020, between Velo3D, Inc. and Ms. Youssef	S-4/A	10.12	06/29/2021
10.17	Form of Director and Officer Indemnification Agreement	8-K	10.18	10/05/2021
10.18	Lease by and between Velo3D, Inc. and Division Street Property II, LLC, dated February 19, 2016	8-K	10.19	10/05/2021
10.19	First Amendment to Lease by and between Velo3D, Inc. and Division Street Property II, LLC, dated April 7, 2021	8-K	10.20	10/05/2021

10.2	Lease by and between Velo3D, Inc. and Colfin 2019-2D Industrial Owner, LLC, dated June 28, 2021	8-K	10.21	10/05/2021	
10.21	Sales Agreement, by and between Velo3D and Needham dated February 6, 2023	8-K	1.1	02/06/2023	
10.22†	Securities Purchase Agreement, dated as of August 10, 2023, by and among the Company and High Trail Investors ON LLC and HB SPV I Master Sub LLC, as buyers	8-K	10.1	08/15/2023	
10.23	Placement Agent Agreement, dated as of August 10, 2023, by and between the Company and Credit Suisse Securities (USA) LLC, as placement agent	8-K	10.2	08/15/2023	
10.24†	Security Agreement, dated as of August 14, 2023, by and among the Company, Velo3D US, Inc. and High Trail Investors ON LLC, as collateral agent	8-K	10.3	08/15/2023	
10.25	Form of Voting Agreement (included as Exhibit D to the Securities Purchase Agreement filed as Exhibit 10.22)	8-K	10.4	08/15/2023	
10.26*	Form of Change in Control Agreement	8-K	10.1	10/02/2023	
10.27†	Securities Exchange Agreement, dated November 27, 2023, by and among the Company, High Trail Investors ON LLC and HB SPV I Master Sub LLC	8-K	10.1	11/28/2023	
10.28†	Amendment to Securities Purchase Agreement, dated November 27, 2023, by and among the Company, High Trail Investors ON LLC and HB SPV I Master Sub LLC	8-K	10.2	11/28/2023	
10.29	Form of Voting Agreement (included as Exhibit D to the Securities Exchange Agreement filed as Exhibit 10.27)	8-K	10.3	11/28/2023	
10.30†	Amendment to Security Agreement, dated as of November 28, 2023, by and among the Company, Velo3D US, Inc. and High Trail Investors ON LLC, as collateral agent	8-K	10.4	11/28/2023	
10.31*	Separation Agreement, dated December 15, 2023, by and between Velo3D, Inc. and Benyamin Buller	8-K	10.1	12/15/2023	
10.32	Form of Securities Purchase Agreement, dated December 27, 2023, between Velo3D, Inc. and the Purchasers	8-K	10.1	12/28/2023	
10.33	Placement Agency Agreement, dated December 27, 2023, by and between the Company and A.G.P./Alliance Global Partners	8-K	10.2	12/28/2023	
10.34*	Offer Letter, dated November 10, 2022, between Velo3D, Inc. and Mr. Kreger				X
10.35*	Employment Agreement, dated December 3, 2020, between Velo3D, Inc. and Mr. Chung				X
21.1	List of Subsidiaries				X
23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm for Velo3D, Inc.				X

31.1	Certification of Principal Executive Officer Pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1994 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	X
31.2	Certification of Principal Financial Officer Pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1994 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	X
32.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	X
32.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	X
97.1	Velo3d, Inc. Compensation Recovery Policy	X
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document	X
101.SCH	Inline XBRL Taxonomy Extension Schema Document	X
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document	X
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document	X
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document	X
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document	X
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)	X

† Portions of this exhibit (indicated with markouts) have been redacted in accordance with Item 601(b)(10)(iv).

* Indicates a management contract or compensatory plan.

Item 16. Form 10-K Summary.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

	Velo3D, Inc
Date: April 3, 2024	By: /s/ Bernard Chung
	Bernard Chung
	Acting Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Bradley Kreger and Bernard Chung, and each of them, as his or her true and lawful attorneys-in-fact, proxies, and agents, each with full power of substitution, for him or her in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, proxies, and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, proxies, and agents, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Annual Report on Form 10-K has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Bradley Kreger Bradley Kreger	Interim Chief Executive Officer and Director (*Principal Executive Officer*)	April 3, 2024
/s/ Bernard Chung Bernard Chung	Acting Chief Financial Officer (*Principal Financial and Accounting Office*r)	April 3, 2024
/s/ Carl Bass Carl Bass	Chairman and Director	April 3, 2024
/s/ Benyamin Buller Benyamin Buller	Director	April 3, 2024
/s/ Michael Idelchik Michael Idelchik	Director	April 3, 2024
/s/ Adrian Keppler Adrian Keppler	Director	April 3, 2024
/s/ Stefan Krause Stefan Krause	Director	April 3, 2024
/s/ Ellen Smith Ellen Smith	Director	April 3, 2024
/s/ Gabrielle Toledano Gabrielle Toledano	Director	April 3, 2024
/s/ Matthew Walters Matthew Walters	Director	April 3, 2024